FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Endesa 06 corporate governance report

endesa06 PRINCIPLES OF CORPORATE GOVERNANCE 2 CORPORATE GOVERNANCE RESOLUTIONS 3 MANAGEMENT STRUCTURE OF THE COMPANY 18 FUNCTIONING OF THE SHAREHOLDERS’ MEETING 24 RULES ON REMOTE VOTING AND PROXIES 28 RELEVANT EVENTS AND OTHER NOTICES TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION 31 FEES PAID TO EXTERNAL AUDITORS 41 APPENDIX I. MODEL OF ANNUAL CORPORATE GOVERNANCE REPORT FOR LISTED CORPORATIONS OF THE SPANISH NATIONAL SECURITIES MARKET COMMISSION 43 APPENDIX II. 2006 AUDIT AND COMPLIANCE COMMITTEE REPORT 119 APPENDIX III. REPORT ON THE COMPENSATION OF THE BOARD OF DIRECTORS AND SENIOR MANAGEMENT 2006. APPOINTMENTS AND COMPENSATION COMMITTEE 123 Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Dear Shareholder: This Corporate Governance Report describes the basic principles guiding the Company’s conduct, and includes the Model Annual Corporate Governance Report for listed companies, drawn up in accordance with Exhibit I to Spanish National Securities Market Commission Circular 1/2004, the 2006 Audit and Compliance Commit-tee report on the Company’s activities and the Appointments and Compensation Committee report. It also includes a summary of the resolutions on corporate governance adopted in the past year, a detailed profile of the Directors and the Secretary of the Board of Directors, a detail of the fees paid to the Company’s external auditor and an account of relevant events in 2006 and the early months of 2007, which are available on the Company website at www.endesa.es. The document was reported on by the Company’s Audit and Compliance Committee at its meeting of 14 May 2007, unanimously approved by the Board of Directors at its meeting of 14 May 2007, and communicated as a relevant event to the Spanish National Securities Market Commission on 16 May 2007. It has also been posted on the Company website at www.endesa.es.

PRINCIPLES OF CORPORATE GOVERNANCEThe principles that guide the governance of the Company are established in:The Corporate Bylaws, the latest amendment to which was approved by a resolution of the Shareholders’ Meeting held on 2 April 2004.The Shareholders’ Meeting Regulations, approved at the Shareholders’ Meeting of 19 June 2003 and amended at the Meeting of 2 April 2004.The Board Regulations approved on 28 October 2003.The Internal Regulations on Conduct in Stock Markets, approved by the Board of Directors on 27 May 2003.The Corporate Integrity Rules, approved by the Board of Directors on 25 March 2003. The Company’s Corporate Bylaws contain, together with the mandatory legal provisions, the criteria that guide the governance of the Company and the bodies composing it — namely, the General Shareholders’ Meeting, the Board of Directors and the Executive Committee. Noteworthy among these principles are transparency, respect for shareholders’ rights, the duty of diligence and loyalty incumbent upon Directors, and the establishment of a set of rules governing the functioning of the corporate bodies that, subject to legal requirements, encourages shareholder participation in decision-making processes. The Shareholders’ Meeting Regulations, the purpose of which is to regulate its functioning and promote shareholder participation in the General Meeting by establishing mechanisms that facilitate the provision of information and encourage share-holders to contribute to corporate decision-making by exercising their voting rights and their rights to participate in debates. The Board of Directors Regulations regulate the organisation and functioning of the Board of Directors in accordance with Article 36 of the Corporate Bylaws. They are based on three concepts: promoting transparency in the conduct of the governing bodies of the Company and in all its dealings, fostering effective business management, and the assuming of responsibilities by Senior Management and the Board of Directors to the Shareholders of the Company. The Internal Regulations on Conduct in Stock Markets, which determine the rules of conduct for securities market transactions, with a view to contributing to their transparency and to investor protection. These regulations are based on the principles of impartiality, good faith, placing common interests before individual interests, and care and diligence in information usage and market operations. The Corporate Integrity Rules consist of the Charter Governing Senior Management, the Charter Governing Executives and the Employees’ Code of Conduct. They develop the principles and values of the Company, lay down the rules governing dealings with customers and suppliers, and establish the principles that should be followed by employees in their work: ethical conduct, professionalism and confidentiality. They also establish the limitations and define the incompatibilities arising from their status as executives and senior executives. All these documents are available on the Company website at www.endesa.es.

CORPORATE GOVERNANCE RESOLUTIONS In 2006, the corporate bodies of ENDESA, S.A. adopted the following resolutions on corporate governance: On 10 January 2006, the Board of Directors voted unanimously in favour of the following resolution adopted by the Executive Committee of the Board of Directors on 26 December 2005: “To empower the Chief Executive Officer so that he may provide Gas Natural or any third party with access to information that could facilitate the progress of its bid in course or the formulation of any rival bid, all this in the interest of ENDESA shareholders and subject to the most stringent confidentiality standards and prevailing legislation”. On 16 January 2006, the Board of Directors voted unanimously in favour of the following items: The Audit and Compliance Committee Report, the Appointments and Compensation Committee’s Annual Report on Directors’ Compensation and the Annual Corporate Governance Report. To prepare the annual financial statements for 2005, both for the Company and the Consolidated Group and, in consideration of the results obtained, submit to the General Shareholders’ meeting a proposal for a dividend of Euro 2.4 per share payable against 2005 earnings. To call a General Shareholders’ Meeting for 24 February 2006, at first call, or 25 February 2006, at second call. To draw up the proposed resolutions to be submitted at the General Shareholders’ Meeting. To decide on the regulations governing voting rights and proxy voting to be applied at the General Shareholders’ Meeting from moment the meeting call is announced. To request the presence of a notary from the Madrid Bar Association to take minutes of the meeting. At its meeting of 24 January 2006, the Board of Directors examined the authorisation process for the takeover bid for ENDESA presented by Gas Natural and resolved to empower the Executive Committee and the CEO with the necessary authority to file an appeal against this operation with the Spanish Council of Ministers should it be considered in breach of the law, always acting in the defence of ENDESA shareholders. Lastly, the Board of Directors examined and approved the ENDESA Group’s annual budget for 2006 in the terms presented. On 21 February 2006, the Board of Directors studied the rival bid for the takeover offer launched by Gas Natural for ENDESA, presented that morning by E.ON, and voted unanimously to release the following statement: “With regard to the takeover bid for ENDESA presented today by E.ON and in view of the conditions offered, the Board of Directors has, in the interest of the company and its shareholders, unanimously drawn up the following considerations and preliminary valuation: 1. Pursuant to current legislation, ENDESA has held talks with companies interested in the takeover process initiated by Gas Natural on 5 September 2005. E.ON was one of these companies. These talks have resulted in no firm commitment from any of the parties involved. 2. The offer made by E.ON, a rival to the bid presented by Gas Natural, is a cash offer which will allow shareholders to clearly assess the price offered and thereby facilitate their decision. 3. The price offered by E.ON is clearly better than the price offered by Gas Natural, although the Board of Directors believes it still does not adequately reflect ENDESA’s real value. 4. The Board of Directors values positively the fact that the operation proposed by E.ON will maintain ENDESA’s industrial project intact, envisaging no asset sales. This preliminary valuation should be read without prejudice to the report ENDESA’s Board of Directors is required to issue under article 20.3 of Royal Decree 1197/1991 of 26 July, governing takeover offers, once the CNMV has approved the prospectus presented by E.ON. The Board of Directors reiterates its commitment to the Company’s business project, which includes a strategic plan that ratifies and confirms its growth and earnings expectations.” The Shareholders’ Meeting held on 25 February 2006, adopted the following resolutions at the proposal of the Board of Directors: To approve the financial statements (balance sheet, statement of income and notes to financial statements) of the Company and its Consolidated Group for the year ended 31 December 2005, as well as the conduct of the Company’s business in that fiscal year. Appropriation of income and distribution of dividends. To appoint the current external auditors, Deloitte, S.L., as the auditors of ENDESA, S.A. and of its Consolidated Group for 2006. To engage said audit firm for the external audit of the financial statements of ENDESA, S.A. and of its Consolidated Group for 2006, delegating authority to the Board of Directors, in the broadest terms, to determine the other terms and conditions of its engagement. To revoke and render void the authority for the derivative acquisition of shares of the Company granted by the Annual Shareholders’ Meeting held on 27 May 2005. To grant new authority for the derivative acquisition of treasury stock, as well as pre-emptive rights of subscription of treasury stock, in accordance with Article 75 of the Corporations Law, on the following conditions: a) Acquisitions may be made by any legally permitted means, directly by ENDESA, S.A. itself, by companies of its Group, or by an interposed person, up to the maximum figure permitted by the Law. b) Acquisitions shall be made at a minimum price per share of its par value and a maximum price equal to its market price plus an additional 5 percent. c) The term of this authority shall be 18 months. Acquisitions may only be made following the publication of the outcome of the takeover bid made by Gas Natural SDG S.A. for ENDESA S.A.’s shares, or, if appropriate, from the moment in which the takeover bid is deemed to be invalid for any reason (or if a rival bid is launched), in accordance with applicable securities market legislation. To delegate to the Board of Directors of the Company the broadest powers to adopt as many resolutions as may be necessary or appropriate for the performance, implementation, effectiveness and success of the resolutions made at the Shareholders’ Meeting. To empower the Chairman of the Board, Manuel Pizarro Moreno, the Managing Director, Rafael Miranda Robredo, and the General Secretary and Secretary of the Board, Salvador Montejo Velilla, so that each and any one of them individually may: (i) carry out such acts, legal businesses, contracts and transactions as may be appropriate in order to register the preceding resolutions with the Mercantile Registry, including, in particular and inter alia, the power to appear before a Notary Public in order to execute the public deeds or notary records which are necessary or appropriate for such a purpose, to publish the pertinent legal notices and formalise any other public or private documents which may be necessary or appropriate for the registration of such resolutions, with the express power to remedy them, without altering their nature, scope or meaning; and (ii) appear before the competent administrative authorities, in particular, the Ministries of Economy and Finance and Industry, Tourism and Commerce, as well as before other authorities, administrations and institutions, especially the Spanish National Securities Market Commission, the Securities Exchange Governing Companies and any other which may be competent in relation to any of the resolutions adopted, in order to carry out the necessary formalities and actions for the most complete implementation and effectiveness thereof.  On 7 March 2006, the Board of Directors agreed unanimously to adopt the following resolutions:  To appoint José María Fernández Cuevas as a member of the Audit and Compliance Committee. He will also remain a member of the Board of Directors’ Executive Committee.  To approve, in accordance with Article 20 of Royal Decree 1197/1991 of 26 July, governing takeover offers, the report prepared by ENDESA’s Board of Directors on the takeover bid submitted by Gas Natural SGG, S.A., which reads as follows: REPORT ISSUED BY ENDESA, S.A’S BOARD OF DIRECTORS REGARDING THE TENDER OFFER BY GAS NATURAL SDG, S.A. The members of the Board of Directors of ENDESA, S.A. (hereinafter “ENDESA” or the “Company”) present or represented at the meeting held on 7 March 2006, approved by unanimous decision, under Article 20 of Royal Decree 1197/1991 of 26 July regarding tender offer practices, the following report regarding the Tender Offer (hereinafter the “Tender Offer” or “Offer”) by Gas Natural SDG, S.A. (hereinafter “Gas Natural” or the “Offeror”). Items 1 and 2 describe the Board’s position, and the rest, in accordance with the above referenced decree, provide detailed information and opinions affecting each member individually. Opinion of the Board of Directors on the Tender Offer made by Gas Natural The Board of Directors strongly recommends that ENDESA, S.A.’s shareholders reject Gas Natural’s Offer for the following reasons: A. The Offer Price is substantially lower than ENDESA’s value under customary valuation criteria and lower still than ENDESA’s value in a change-of-control transaction such as the Gas Natural Offer, in which a control premium is normally paid. B. ENDESA on a standalone basis is likely to generate greater value for its shareholders in the short and long term than Gas Natural’s offer. C. Most of the consideration (65.54%) offered by Gas Natural consists of its ordinary shares, whose current trading price overstates the weak prospects of Gas Natural’s business in the medium and long term. D. The proposed combined group’s performance is likely to reflect substantially lower synergies, and substantially higher negative synergies and integration costs, than are currently estimated by Gas Natural. E. The asset divestments resulting from Gas Natural’s agreement with Iberdrola and the conditions imposed on the transaction by the Spanish Council of Ministers would significantly weaken ENDESA’s and Gas Natural’s existing business while strengthening the proposed combined group’s main competitor, Iberdrola, and creating substantial regulatory risk. F. Gas Natural’s agreement with Iberdrola does not maximise the value of the assets being sold as it precludes a competitive auction process. G. The control exercised over Gas Natural by its principal shareholders creates a risk of conduct that may run counter to the interests of ENDESA’s shareholders. H. The Offer Price is substantially lower than a competing all-cash offer announced by E.ON Zwölfte Verwaltungs GmbH (“E.ON”). Reasons The principal reasons for the conclusions and recommendation of the Board of Directors set forth above are as follows: A. The Offer Price is substantially lower than ENDESA’s value under customary valuation criteria and lower still than ENDESA’s value in a change-of-control transaction such as the Gas Natural Offer, in which a control premium is normally paid.  ENDESA’s closing price was Euro 27.45 on 6 March 2006, the day prior to the issue of this report, reflecting the market’s perception of ENDESA’s strong fundamentals as well as market trends in the electricity sector.  The closing price of ENDESA’s ordinary shares on 6 March 2006 was 27% higher than the Offer Price.  The implied value of ENDESA’s ordinary shares on 6 March 2006 based on the average of the current trading multiples of other Iberian utility companies is 52% higher than the Offer Price. The Offer Price reflects an EV/EBITDAmultiple of 8.5 x in 2005, clearly lower than the average multiple of 10.5 x for Unión Fenosa, Iberdrola and EDP.  ENDESA’s shareholders are entitled to receive a premium for their shares in a change-of-control transaction (“control premium”) such as the Gas Natural Offer in accordance with market practice. However, the Offer Price does not include any control premium. B. ENDESA on a standalone basis is likely to generate greater value for its shareholders in the short and long term than Gas Natural’s offer.  ENDESA’s strategic plan sets forth clear, attainable objectives through to 2009 based on the company’s strong economic and financial fundamentals, with a focus on returning cash to shareholders, achieving strong organic growth, implementing an efficiency plan and divesting non-core assets, which together provide a platform for long-term value creation for shareholders. The Company’s key financial targets to 2009 include:  Annual average EBITDA growth of 10-11% and annual net income growth of above 12%.  An efficiency plan envisaging EBITDA savings of of Euro 225 million by 2009.  The disposal of non-core assets in excess of Euro 4 billion.  Annual dividend growth from ordinary activities of at least 12%, and 100% payout of net capital gains on disposals of non-core assets, with a commitment to return to shareholders more than Euro 7 billion in dividends from 2005 to 2009.  The implementation of a Euro 14.6 billion investment plan during the same period based on organic growth while maintaining a leverage ratio below 1.4 (calculated by dividing total net debt by total equity, including minority interests).  ENDESA’s performance in 2005 demonstrates the feasibility of the 2009 targets presented in the Company’s Strategic Plan for 2005 to 2009.  33% growth in EBITDA in 2005 and 154% in net income.  34% (Euro 181 million) of efficiency plan targets for 2009 met in 2005.  Non-core asset disposals in excess of Euro 3 billion in 2005, of which over Euro 2.6 billion resulted from the sale of Auna, delivering 75% of the Company’s committed disposals.  Dividend of over Euro 2.5 billion already approved by shareholders against 2005 earnings, delivering 35% of the Company’s commitment on dividends.  A sound financial position, evidenced by a leverage ratio of 1.1 at 31 December 2005. C. Most of the consideration (65.54%) offered by Gas Natural consists of ordinary shares, whose current trading price overstates the weak prospects of Gas Natural’s business in the medium and long term.  According to the figures furnished by Gas Natural, its share of the liberalised gas supply market has declined from 80% to 48% in just four years. This decline in market share is expected to continue in view of trends seen in other liberalised markets.  Gas Natural’s gas distribution business in Spain has generated unsustainable returns as compared with those of its peer companies in other European countries. As a result, Gas Natural’s returns for this business may face significant regulatory risk in the future.  Gas Natural has no gas production of its own, and its joint venture with Repsol has been weakened by Repsol’s recent write-down of reserves.  Gas Natural’s earnings growth has historically depended on income consolidation and capital gains from its investment in Enagas, which Gas Natural would be required to reduce as a result of this Transaction from 9.9% to one percent. Excluding the impact of Enagas, it is estimated that Gas Natural’s net income would have totaled approximately Euro 471 million in 2005 compared to Euro 442 million in 2004, demonstrating annual growth of 6.5% compared to Gas Natural’s reported annual growth rate of 16.7% and its average target annual growth rate of 10%.  Gas Natural’s shares are substantially less liquid than ENDESA’s, with an average daily trading volume of Euro 22 million in 2005 prior to the announcement of the Gas Natural Offer, compared to Euro 193 million for ENDESA. As a result of this illiquidity, Gas Natural’s share price may not reflect the market’s views about the company’s performance as accurately as would be the case with a more liquid stock. This concern is underscored by the fact that, as of the trading day prior to the announcement of the Gas Natural Offer, Gas Natural’s share price was overvalued by more than 10% relative to the average target price estimated for Gas Natural by research analysts.  Gas Natural is proposing to issue up to 602,429,955 new ordinary shares to ENDESA shareholders, which is 4.8x Gas Natural’s current free float. As a result of this capital increase, the price of Gas Natural share price could vary substantially, affecting the value of the consideration, as Gas Natural itself has disclosed its prospectus: “The market value of Gas Natural shares offered as consideration in the Offer may decrease as a result of their stock market performance.”  In the event Repsol sells its 30.8% stake in Gas Natural, Gas Natural’s share price is likely to be adversely affected by the large number of shares made available for sale in the market. D. The combined group’s performance is likely to reflect substantially lower synergies –and substantially higher negative synergies and integration costs –than are currently estimated by Gas Natural.  Gas Natural’s forecast pre-tax synergies of Euro 350 million per year by 2008 are overstated. ENDESA estimates that, prior to the divestments that are required by the Spanish Council of Ministers or planned by Gas Natural, the maximum amount of synergies achievable would be in the range of Euro 80 million to Euro 140 million, and that, after the required divestments, any potential synergies would be even lower.  ENDESA estimates that the combined Group’s cost structure will increase by more than Euro 200 million per year as a result of negative integration synergies that Gas Natural has ignored, including the adoption of a territorial corporate structure that has proved ineffective in the past. This figure does not include additional negative synergies from asset disposals and non quantified regulatory risk. In addition, ENDESA estimates that integration costs from the transaction would amount to more than Euro 600 million as compared to Gas Natural’s estimate of Euro 243 million.  ENDESA’s concerns about the combined Group’s profitability are heightened by the absence of any adequately supported financial targets or forecasts for the proposed new company, as is evident from the Gas Natural Prospectus. As a result, neither ENDESA nor its shareholders have the necessary information with which to assess the combined Group’s ability to create value for shareholders in the future.  ENDESA is concerned that Gas Natural’s management does not have the experience needed to integrate or manage a company of the new Group’s scale and complexity. The largest company acquired by Gas Natural in the past five years had an enterprise value of Euro 272 million, which is 207 times smaller than ENDESA’s enterprise value of Euro 56.353 billion as of the date prior to the issue of this report. ENDESA believes that the challenges for Gas Natural’s management of running the proposed combined Group and executing the integration and divestments required create a very substantial risk of value destruction for shareholders. E. The asset divestments resulting from Gas Natural’s agreement with Iberdrola and the conditions imposed on the transaction by the Spanish Council of Ministers would significantly weaken ENDESA’s and Gas Natural’s joint business while strengthening that of its main competitor, Iberdrola, and creating substantial regulatory risk.  The asset portfolio of the combined Group after the required divestments would be less attractive than ENDESA’s current portfolio and offer fewer opportunities to create sustainable value for shareholders, due to the following reasons (among others):  The new combined Group would be forced to sell more than Euro 10 billion of assets in key markets such as Spain, Italy, France and Poland, including the sale of 11,632 MW of assets in operation and 1,200 MW in the pipeline.  The new combined Group’s estimated share of the electricity generation market in Spain would fall to 30% compared to ENDESA’s current share of 39%, while Iberdrola’s estimated share of the electricity generation market would rise to 36% from 27%, handing ENDESA’s market leadership to the new Group’s main competitor as recognised by Gas Natural. Moreover, the new Group’s production would cover a much smaller portion of the company’s supply business, requiring it to purchase as much as 37% of its supply requirements in the spot market, compared to 9% for ENDESA today. This added exposure to price fluctuations in the wholesale market would make the combined Group’s results more volatile. Meanwhile, Iberdrola’s estimated generationsales balance would be significantly improved, reducing the supply that it would have to purchase on the spot market from 31% to 12%.  The new combined Group would be required to divest approximately 5,400 MW of its generation capacity in Italy, France and Poland, which represents 58% of ENDESA’s current generation capacity in these countries. These divestments imply the total loss of ENDESA’s business in France and a reduction of nearly half of ENDESA’s business in the Italian generation market. Consequently, the transaction would result in a substantial setback to ENDESA’s European growth project, which has been an increasingly significant contributor to Group results in recent years.  Gas Natural’s failure to provide any information regarding its planned divestments makes it more difficult to assess their impact on the proposed combined group.  The new combined Group’s geographic profile would be less balanced and exposed to greater risk due to its increased dependence on Latin America.  As a result of these divestments, the proposed combined group would be only 10% larger in terms of enterprise value and just 2% in terms of EBITDA than ENDESA is today, with a smaller electricity business than ENDESA’s, a smaller presence in Europe, reduced geographic diversification in its business and less balance between generation and sales.  ENDESA believes that the proposed combined group would aggravate the structural problems currently faced by the electricity sector.  The transaction would reduce the transparency and credibility of the wholesale market for electricity.  The transaction would impede progress toward an additive tariff that reflects the real costs of the sector, an issue on which Gas Natural has taken contradictory positions.  The transaction would create substantial overlap in gas and electricity distribution networks in many areas of Spain. As a result of the foregoing, the proposed combined group would face a high level of regulatory risk. F. Gas Natural’s agreement with Iberdrola does not maximise the value of the assets being sold because it precludes a competitive auction process.  ENDESA shareholders are highly unlikely to receive the full value of the assets that would have to be sold due to the terms of Gas Natural’s agreement with Iberdrola and the forced nature of the sale. Recent transactions in Spain indicate that competitive auction processes generate proceeds of as much as 40% above the market consensus on “fair value”. However, the price mechanism established in Gas Natural’s agreement with Iberdrola would not generate prices at levels similar to a competitive auction process. G. The control exercised over Gas Natural by its principal shareholders creates a risk of conduct that may run counter to the interests of ENDESA’s shareholders.  As stated in Gas Natural’s U.S. Prospectus, the interests of Gas Natural’s principal shareholders may differ from those of Gas Natural and its minority shareholders, which could create conflicts of interest affecting the conduct of Gas Natural’s business or potential changeof- control scenarios. H. The Offer Price is substantially lower than a competing all-cash offer announced by E.ON Zwölfte Verwaltungs GmbH (“E.ON”).  On 21 February 2006, E.ON, a private European energy company, announced that it intended to make an offer for all ENDESA ordinary shares and ENDESA ADSs at a price of Euro 27.50 per share in cash. E.ON’s offer is 28% greater than the Offer Price submitted by Gas Natural.  E.ON’s offer is all in cash, which makes it easier for ENDESA’s shareholders to make a decision with respect to the offer. The Board of Directors of ENDESA, S.A. has made a preliminary assessment of E.ON’s offer and will make a formal recommendation when such offer is approved by the CNMV. Conclusion: Taking into account the foregoing, the Board of Directors unanimously recommends that ENDESA, S.A.’s shareholders reject the Gas Natural Offer and do not tender their ENDESA Ordinary Shares or ENDESAADSs pursuant to the Gas Natural Offer.

The Board received reports to support and reaffirm its opinion from ENDESA’s financial advisors: Citigroup Global Markets Limited, Deutsche Bank AG London, J.P. Morgan Plc, Lehman Brothers (Europe) Limited and Merrill Lynch Capital Markets España, S.A., S.V., who share a negative opinion of the Offer Price and believe that it is inadequate, from a financial standpoint, for ENDESA shareholders. Existence of Agreements between the Company and the Offeror No agreement exists between the Company and the Offeror with regard to the Offer. Existence of Agreements between the Offeror and the Members of the Board of Directors of ENDESA No agreement exists in connection with the Offer between the Offeror and any member of ENDESA’s Board of Directors. Individual Opinion of the Members of the Board of Directors of ENDESA None of the members of the Board of Directors of ENDESA, present or represented, at the meeting of 7 March 2006, expressed an individual opinion with regard to the Offer different than the one taken collectively and which has been described under items 1 and 2 of this document. Juan Ramón Quintás Seoane did not attend this Board Meeting due to a potential conflict of interest because he is the Chairman of the Spanish Confederation of Savings Banks and, therefore, has not stated his position with regard to the Gas Natural Offer. Intention to Tender of the Members of the Board of Directors of ENDESA None of the members of the Board of Directors of ENDESA, present or represented, at the meeting it held on 7 March 2006, who hold, directly or indirectly, ENDESA shares intend to tender any of their shares pursuant to the Offer. Juan Ramón Quintás Seoane, due to the reason explained in item 5, did not attend this Board Meeting and has not informed ENDESA as to whether he intends to tender his 1,525 shares of ENDESA pursuant to the Offer. Caja de Ahorros y Monte de Piedad de Madrid has expressly informed ENDESA through Miguel Blesa de la Parra that it does not intend to sell its shares pursuant to the Offer. The following table specifies the number of ENDESA shares held, directly or indirectly, by the members of the Board of Directors, as well as the equivalent percentage of the Company’s capital held, directly or indirectly: Percentage Members of the Board Number of Direct and of Directors of Shares Indirect Shares (%) Manuel Pizarro Moreno 100,004 0.00944 Rafael Miranda Robredo 7,585 0.00071 Alberto Alonso Ureba – – Miguel Blesa de la Parra 600 0.00005 José María Fernández Cuevas – – José Manuel Fernández-Norniella – – Rafael González-Gallarza Morales 3,300 0.00031 Juan Ramón Quintas Seoane 1,525 0.00014 Francisco Javier Ramos Gascón 9,771 0.00092 Alberto Recarte García-Andrade 21,350 0.00201 Manuel Ríos Navarro 12,472 0.00117 Juan Rosell Lastortras 10,005 0.00094 José Serna Masiá 17,496 0.00165 TOTAL 184,108 0.01734  To approve, in compliance and accordance with U.S. securities law, Schedule 14D-9 which contains ENDESA S.A.’s recommendation on the takeover offer for ENDESA S.A. and its ADS by Gas Natural, SDG, S.A. in the U.S.  To empower the Chief Executive Officer, Rafael Miranda Robredo, and General Secretary and Secretary to the Board of Directors, Salvador Montejo Velilla, individually to ensure the relevant documents are delivered to the securities markets regulators, both national and foreign, as well as distributed in accordance with the terms set out under current regulation and in the manner which best serves the Company’s interests.  At the meeting held on 31 March 2006, the Board of Directors unanimously adopted the following resolutions:  To deposit with the Madrid Mercantile Court nº 3 a Euro 1 billion bond for the injunction granted to suspend Gas Natural’s takeover offer for ENDESA.  To publicly disclose, following notification to the CNMV, the following resolution: “With regard to the ruling of 21 March 2006 made by the Madrid Mercantile Court Number 3 on Appeal 523/05, which places an injunction on the takeover bid presented by Gas Natural and the execution of a contract signed between Gas Natural and Iberdrola regarding the sale of ENDESA assets, and after carrying out an indepth study of the legal implications of the ruling and its impact on the takeover process currently faced by the Company, ENDESA’s Board of Directors, in the interest of the Company and its shareholders, has unanimously agreed to: 1. To accept the ruling, which recognises as plausible the opinion put forward on repeated occasions by ENDESA with regard to the serious legal problems posed by the takeover bid launched by Gas Natural and specifically its agreement with Iberdrola, as such represents collusio by the two companies the objective or effect of which is likely the elimination of ENDESA as a competitor and the division of its assets between them. 2. To consider that the injunction placed on Gas Natural’s takeover bid does not affect the ongoing bidding process for the Company, given the existence of a rival bid and its authorisation process, pursuant to the criteria set out by the CNMV in its Information Memo dated 24 March 2006. 3. To assume that amount of the bond neither determines or prejudices the existence or amount of any potential liabilities that could derive from this process, as long as there are no reasons for such. 4. To deposit the Euro 1 billion bond stipulated in the ruling to proceed with the injunction, while also taking legal action to appeal against the amount, which is considered to be clearly disproportionate. 5. To make the most opportune decisions at all times, including those regarding precautionary measures, to protect our shareholders’ interests first and foremost, as the process of the takeover bid for the Company runs its course and in the event of any other circumstance arising that might affect the current situation. The Board further reserves the right to claim any damages corresponding to ENDESA against Gas Natural and Iberdrola, in the event that the existence of an illegal agreement between the two companies is confirmed.”  At its meeting on 12 May 2006, the Board of Directors unanimously agreed to appoint José Serna Masía as Chairman of the Audit and Compliance Committee and Manuel Ríos Navarro as Chairman of the Appointments and Compensation Committee.  Pursuant to the ruling of 28 April 2006 issued by the Administrative Division of the Supreme Court on case 47/2006, the Board of Directors resolved unanimously at its meeting of 23 May 2006 to deposit a Euro 1 billion bond within one month, bearing in mind that under the ruling, the bond may be deposited with the Madrid Mercantile Court Nº 3 as long as the bonding institutions in that process express their willingness to grant this item the effects of the bond presented.  On 7 August 2006, the Board of Directors studied the National Energy Commission’s ruling of 27 July, in which it imposed 19 conditions on E.ON for its acquisition of a stake in ENDESA’s capital stock following a settlement of the takeover bid presented before the Spanish National Securities Market Commission. Pursuant to the corresponding legal opinion, according to which the filing of appeals against the National Energy Commission’s ruling is compatible with the passivity rule required of Directors under takeover rules, the Board of Directors resolved unanimously to file the pertinent appeals against the abovementioned ruling on behalf of ENDESA shareholders, concluding that the conditions imposed by the Commission on E.ON were unjustified. The Board also resolved to notify the CNMV of a relevant event that reads as follows: “Upon proper counsel, ENDESA’s Board of Directors has unanimously resolved to appeal against the resolution adopted by the National Energy Commission on 27 July in defence of the Company’s value and in the interests of its shareholders.”  On 24 October, 2006, the Board of Directors studied the situation prompted by a potential approval by the CNMV of the E.ON takeover offer and the injunctions imposed by Madrid Mercantile Court Nº 3 and the Supreme Court, and unanimously resolved “To empower the Company’s Chief Executive Officer, in the broadest terms possible, to request that the injunctions set out in the Spanish Council of Ministers’ ruling of 3 February 2006 and the execution of the Gas Natural SDG, S.A. takeover bid granted by the third circuit of the Supreme Court and the Madrid Mercantile Court Number 3, respectively, be modified or lifted once the Spanish National Securities Market Regulator authorises the rival bid presented by E.ON Zwöllfte Verwaltungs GmbH. Such would be in response to any new facts and circumstances that may affect the takeover bid processes for the Company underway if awarded, and consequently prompt changes in the material budgets considered, always in the interest of the Company and its shareholders. The Chief Executive Officer may request that the injunctions be lifted or modified with other injunctions that, excluding said risk, do not compromise the continuity of the takeover process for the Company currently underway, and may also dictate and carry out all procedural actions necessary for such.”  At the same meeting, the Board of Directors unanimously agreed to adopt the following resolutions: I. To approve and have available the accounts cited under Article 216 a) of the Spanish Corporations Law, under which there is deemed to exist sufficient liquidity to distribute the amount of Euro 529,376,058.50 against 2006 earnings. II. To distribute a gross dividend of Euro 0.50 per share to ENDESA shareholders payable against 2006 earnings. III. The interim dividend will be paid on 2 January 2007 through the banks and other financial institutions to be announced at a later date.”  The Board of Directors also agreed to report the following to the Spanish National Securities Market Commission (CNMV) in the form of a relevant event: “ENDESA S.A.’s Board of Directors, at its meeting of 24 October 2006, agreed to pay a gross interim dividend against 2006 earnings of Euro 0.50 per share. This dividend will be paid to ENDESA, S.A. shareholders on 2 January 2007 through the banks and other financial institutions to be announced at a later date. As a result, ENDESA shares will go ex-dividend on 2 January 2007.

This interim dividend is 63.9% higher than last January’s interim dividend charged against 2005 earnings.”  On 21 November 2006, the Board of Directors unanimously approved the following report issued by ENDESA on the Takeover Bid submitted by E.ON Zwölfte Verwaltungs GmbH under Article 20 of Royal Decree 1197/1991 of 26 July, governing takeover offers: REPORT OF THE BOARD OF DIRECTORS OF ENDESA, S.A. REGARDING THE TAKEOVER OFFER MADE BY E.ON ZWÖLFTE VERWALTUNGS GMBH At its meeting of 21 November 2006, the Board of Directors of ENDESA, S.A. (“ENDESA” or the “Company”), in accordance with the provisions of Article 20 of Royal Decree 1197/1991 of 26 July governing takeover offers, approved, by unanimous vote of the directors present, the following report on the takeover offer (the “Offer”) made by E.ON Zwölfte Verwaltungs GmbH (“E.ON” or the “Offeror”) for a price of Euro 25.405 per share, which was authorised by the Spanish National Securities Market Commission (CNMV) on 16 November 2006. This report, in addition to describing the principal features of the Offer, contains the Board’s position on the Offer, as well as certain additional related information. This report does not issue an opinion regarding the increased Offer price of a minimum of Euro 35 per share that has been announced by the Offeror, which, in accordance with the provisions of Royal Decree 1197/1991, will be properly considered once it has been formalised. Principal Features of the Offer According to the Prospectus relating to the Offer authorised by the CNMV, the following are the principal features of the Offer:  Offeror The Offeror is the German company E.ON Zwölfte Verwaltungs GmbH, a wholly-owned subsidiary of the German company E.ON AG.  Nature of the Offer E.ON’s Offer competes with another offer made by Gas Natural SDG, S.A., which the CNMV authorised on 27 February 2006.  Securities Covered by the Offer The Offer covers the 1,058,752,117 shares of ENDESA with a par value of Euro 1.2 each, representing 100% of its capital stock.  Consideration According to the Prospectus authorised by the CNMV, E.ON offers as consideration for each ENDESA share a full-cash price of Euro 25.405. Nevertheless, the Prospectus refers to the E.ON’s commitment, announced in its disclosure of 26 September 2006 to the CNMV, to increase the Offer price to at least Euro 35 per share, in accordance with the offer increase procedures prescribed by Article 22 of Royal Decree 1197/1991 (in the event that Gas Natural SDG, S.A. withdraws its offer) or by Article 36.2 of the same Royal Decree (in the event that Gas Natural SDG, S.A. does not withdraw and the sealed envelope bidding process prescribed for competing offers is undertaken). The CNMV has postponed the sealed envelope bidding process until Gas Natural SDG, S.A.’s offer, which was suspended by injunctions imposed by the Madrid Mercantile Court Number 3 (ruling of 21 March 2006) and by the third circuit of the Supreme Court (Decision of 28 April 2006), has resumed. The CNMV will promptly disclose the deadline for and requirements for participation in the sealed envelope bidding process once Gas Natural SDG, S.A.’s offer resumes.  Period of Acceptance The CNMV has decided to postpone the beginning of the period for acceptance of E.ON’s Offer due to the above-mentioned injunctions against Gas Natural SDG, S.A.’s offer. Either in the event of the withdrawal of Gas Natural SDG, S.A.’s offer or in the presumed case that Gas Natural SDG, S.A.’s offer is eventually resumed, the CNMV will promptly disclose to the market, through a relevant event disclosure, the firm date on which the acceptance period of the Offer will begin. Once the Offer’s acceptance period begins, it will run for one month, although this period may be extended by the CNMV to allow ENDESA’s General Shareholders’ Meeting to adopt the bylaw amendments upon which the Offer is conditioned (see Section 1.6 below). Furthermore, the CNMV may take other measures to ensure that the periods of acceptance for the Offer and for the offer made by Gas Natural SDG, S.A. conclude at the same time.  Conditions of the Offer The effectiveness of E.ON’s Offer is conditioned upon the acquisition of a minimum of 529,481,934 ENDESA’s shares, representing 50.01% of its capital stock. Furthermore, the Offer is conditioned both upon ENDESA’s General Shareholders’ Meeting making certain amendments to the Bylaws and upon those amendments being registered on the Mercantile Registry. Specially, the Offer is conditioned upon the elimination of all limitations or restrictions on the number of votes that can be exercised by ENDESA shareholders (Article 32 of the Bylaws), the removal of requirements concerning the composition of the Board of Directors and the type of Board members, with the corresponding removal of the restriction on the number of terms to which certain types of Board members may be elected (Articles 37 and 38 of the Bylaws), and the removal of all qualifications, except for those concerning the absence of legally-prohibited conflicts of interest, on the appointment of a member of the Board of Directors or of a Managing Director (Article 42 of the Bylaws), all described in full in the Prospectus.

Board of Directors’ Opinion of the E.ON Offer ENDESA’s Board of Directors, by unanimous vote of those present, confirms its preliminary assessment of the Offer, which was issued on 21 February, 2006, in response to the announcement of the Offer. Accordingly, and without prejudicing its position set out below on price, the Board views positively the fact that the Offer is made entirely in cash, unlike the competing offer made by Gas Natural SDG, S.A., improving the consideration proposed pursuant to this. In addition, the Board views as positive the Offeror’s intentions, as explained in the Prospectus, to maintain ENDESA’s industrial project, particularly its investment plan and its staff, as well as its goal of furthering the development of the Spanish gas and electricity markets. Nevertheless, ENDESA’s Board of Directors, also by unanimous vote, recommends not accepting the Offer at its current price of Euro 25.405 per share, given the Offeror’s irrevocable commitment to raise the price to a minimum of Euro 35 per share. It is made expressly clear that this report issued by ENDESA’s Board of Directors does not address the increased Offer price announced by the Offeror, which will be properly considered in accordance with the provisions of Royal Decree 1197/1991 once it has been formalised by E.ON, either in accordance with the normal offer increase procedure in the event that Gas Natural, SDG, S.A. withdraws its offer or, otherwise, in accordance with the sealed envelope bidding process prescribed for competing offers. ENDESA’s Board of Directors has received the opinion of its financial advisors: Citigroup Global Markets Limited, Deutsche Bank AG London, J.P. Morgan Plc, Lehman Brothers (Europe) Limited and Merrill Lynch Capital Markets España, S.A., S.V. Conduct of the Company with respect to the Conditions Affecting the Takeover Offer Process The Board of Directors would like to note that, as announced in its disclosure of 16 November 2006 to the CNMV, ENDESA has petitioned the Supreme Court to modify or lift the injunction on both the Spanish Council of Ministers’ ruling of 3 February 2006 and the competing bid made by Gas Natural SDG, S.A. Similarly, ENDESA has petitioned the Madrid Mercantile Court Number 3 to lift the injunction against the execution of Gas Natural SDG, S.A’s offer. Moreover, ENDESA’s Board of Directors intends to call, at the appropriate time, a General Shareholders’ Meeting to decide whether to adopt the Bylaws amendments upon which both Gas Natural SDG, S.A. and E.ON have conditioned their respective offers. Existence of Agreements between the Company and the Offeror No agreement whatsoever exists between the Company and Offeror in connection with the Offer, with the exception of the confidentiality agreement made on 16 January 2006 and described in Section 1.8.1 of the Prospectus. Agreements between the Offeror and Members of ENDESA’s Board of Directors No agreement whatsoever exists in connection with the Offer between the Offeror and any of the members of ENDESA’s Board of Directors. Individual Opinions of the Members of the ENDESA Board of Directors None of the members of ENDESA’s Board of Directors who attended or were represented at the Board meeting of 21 November 2006, has expressed an individual opinion of the Offer separate from the Board’s collective opinion, which appears in Section 2 above. Juan Ramón Quintás Seoane did not attend the above-mentioned Board meeting due to a potential conflict of interest related to his position as Chairman of the Spanish Confederation of Savings Banks and, therefore, has not stated his position on the Offer. Intention of Board Members who Hold ENDESA Shares to Accept the Offer None of the members of the Board of Directors who attended or were represented at the Board meeting of 21 November 2006 and who directly or indirectly hold ENDESA shares intends to tender his shares in acceptance of the Offer at its current price of Euro 25.405 per share. Caja de Ahorros y Monte de Piedad de Madrid, through Miguel Blesa de la Parra, has expressed its intention not to accept the Offer at the current price of Euro 25.405 per share with respect to the ENDESA shares it owns, given the Offeror’s commitment to raise the Offer price to a minimum of Euro 35 per share, which will be considered at the appropriate time. Juan Ramón Quintás Seoane, for the reason mentioned in Section 5 above, did not attend the above-mentioned Board meeting and has not stated his intention with respect to whether he will accept the Offer for the 1,525 ENDESA shares that he holds. The following table indicates the number of ENDESA shares that each member of the Board of Directors holds, directly or indirectly, as well as the percentage of the total share capital that each direct and indirect stake represents:

Percentage Members of the Board Number of Direct and of Directors of Shares Indirect Shares (%) Manuel Pizarro Moreno 100,004 0.00944 Rafael Miranda Robredo 7,585 0.00071 Alberto Alonso Ureba – – Miguel Blesa de la Parra 600 0.00005 José María Fernández Cuevas – – José Manuel Fernández-Norniella – – Rafael González-Gallarza Morales 3,300 0.00031 Juan Ramón Quintas Seoane 1,525 0.00014 Francisco Javier Ramos Gascón 9,771 0.00092 Alberto Recarte García-Andrade 21,350 0.00201 Manuel Ríos Navarro 12,472 0.00117 Juan Rosell Lastortras 10,005 0.00094 José Serna Masiá 17,496 0.00165 TOTAL 184,108 0.01734 So far in 2007, ENDESA S.A.’s Board of Directors has adopted the following resolutions: On 9 January 2007, the Board of Directors unanimously approved the Company’s Annual Budget for 2007. At its 23 January 2007 meeting, the Board of Directors unanimously approved the document “ENDESA’s greater value. FY2006 forecasts and 2009 targets,” which includes ENDESA’s forecast 2006 earnings and updated targets for 2009, ensuring the market has the most recent figures available. Those present or represented at the Board meeting also unanimously approved the U.S. announcement, on a Schedule 14D-9 form, of ENDESA S.A.’s recommendation on the takeover offer for ENDESA’s shares and ADS’ presented in Spain by E.ON Zwölfte Verwaltungs GmbH, S.A., a subsidiary of E.ON AG, under the terms set out in the takeover offer report that the Board of Directors had approved at its 21 November 2006 meeting in accordance with Article 20 of Royal Decree 1197/1991 of 26 July, governing takeover offers, in view of the imminent filing of the U.S. prospectus (which did not address the increase in price announced) and in accordance with U.S. securities market regulations. Pursuant to Schedule 14D-9, Item 7 “Purposes of the transaction and plan or proposals,” the Board also decided that, at that time and absent any legal requirement to make such known, the inclusion of any additional information concerning any potential alternatives under consideration in that section (as also described in the Schedule 14D-9 for the Gas Natural takeover bid), particularly regarding any potential terms or the identity of third parties, may be detrimental to the interests of ENDESA and its shareholders. The Board of Directors also agreed to empower Chief Executive Officer Rafael Miranda Robredo to sign and file the Schedule 14D-9, Item 4 of which, “The solicitation or recommendation,” required the Board of Directors’ recommendation in the 21 November 2006 report to ensure the Schedule 14D-9 included any facts and circumstances that may have arisen or become known as of the time of its filing, and ensure the Schedule is delivered to the securities markets regulators, both national and foreign, and distributed in accordance with the terms set out under current regulation and in the manner which best serves the Company’s interests. The Board of Directors, at its meeting on 6 February 2007, unanimously approved the ENDESA report on the takeover offer presented by E.ON Zwölfte Verwaltungs GmbH that includes the increase in price announced by the Spanish National Securities Market Commission on 2 February 2007, pursuant to Article 36.8, in relation to Article 20, both included under Royal Decree 1197/1991 of 26 July, governing takeover offers, under the following terms: REPORT OF THE BOARD OF DIRECTORS OF ENDESA, S.A. REGARDING THE TAKEOVER OFFER MADE BY E.ON ZWÖLFTE VERWALTUNGS GMBH At its meeting on 6 February 2007, the Board of Directors of ENDESA, S.A. (“ENDESA” or the “Company”), attending directors unanimously approved, for purposes of the provisions of Article 36.8, in relation to Article 20 of Royal Decree 1197/1991 of 26 July, governing public tender offers, the following report on the Public Tender Offer (the “Offer”) formulated by E.ON Zwölfte Verwaltungs GmbH (“E.ON” or the “Offeror”) for a price of Euro 38.75 per share, which includes the price enhancement filed by sealed envelope by the Offeror on 2 February 2007. This report, in addition to describing the principal features of the Offer, as amended, contains the Board’s position on the Offer, as well as certain additional related information. Principal Features of the Offer According to the Prospectus relating to the Offer authorised by the Spanish National Securities Market Commission (CNMV), the following are the principal features of the Offer: Offeror The Offeror is the German company E.ON Zwölfte Verwaltungs GmbH, a wholly owned subsidiary of the German company E.ON AG. Nature of the Offer E.ON’s Offer, which was authorised by the CNMV on 16 November 2006, was filed as a competing Offer with respect to the public tender offer filed by Gas Natural SDG, S.A., which was authorised by the CNMV on 27 February 2006. Notwithstanding the above, on 1 February 2007, Gas Natural SDG, S.A. communicated the decision to withdraw its offer, in accordance with the provisions of Article 36.1 of

Royal Decree 1197/1991 of 26 July, as a consequence of which E.ON’s Offer is the only one presently existing on the Company. Securities Covered by the Offer The Offer covers the 1,058,752,117 shares of ENDESA with a par value of Euro 1.20 each, thereby representing 100% of its capital stock. Consideration In accordance with the price enhancement presented by the Offeror by sealed envelope on 2 February 2007, E.ON is offering as consideration for each ENDESA share an all-cash price of Euro 38.75. The CNMV has publicly confirmed that, following the withdrawal of Gas Natural SDG, S.A.’s offer, the price enhancement made as part of E.ON’s Offer shall continue to be regulated by the provisions of Chapter V of Royal Decree 1197/1991 of 26 July, as a consequence of which E.ON will not be able to make any subsequent modification to the price. Period of Acceptance The CNMV has communicated that the end of the acceptance period for E.ON’s Offer (which initially runs from January 26, 2007 to February 26, 2007) will be notified as soon as the extensions contemplated by Articles 19 and 36 of Royal Decree 1197/1991 of 26 July, on the scheme for public tender offers, can be specified. Therefore, the aforesaid period could be extended by the CNMV in order to allow ENDESA’s General Shareholders’ Meeting to pronounce on the resolutions for Bylaw amendments upon which the Offer is conditioned (see sections 1.6 and 2 below). Conditions of the Offer The effectiveness of E.ON’s Offer is conditioned upon the acquisition of a minimum of 529,481,934 shares of ENDESA, representing 50.01% of its capital stock. Furthermore, the Offer is conditioned both upon ENDESA’s General Shareholders’ Meeting making certain amendments to the Bylaws and upon those amendments being registered with the Mercantile Registry. Specifically, the Offer is conditioned upon the elimination of all limitations or restrictions on the number of votes that can be exercised by ENDESA shareholders (Article 32 of the Bylaws), the removal of requirements concerning the composition of Board of Directors and the type of Board members, with the corresponding removal of the restriction on the number of terms to which certain types of Board members may be elected (Articles 37 and 38 of the Bylaws), and upon removal of all qualifications, except for those concerning the absence of legally prohibited conflicts of interest, on the appointment of a member of the Board of Directors or of a Managing Director (Article 42 of the Bylaws), described in full in the Prospectus. Board of Directors’ Opinion of the E.ON Offer The Board of Directors, by unanimous vote of members present or represented, views the terms of the E.ON Offer favourably for the following reasons: A. The consideration of Euro 38.75 per share, which values ENDESA’s total share capital at Euro 41.027 billion, is fair, from a financial point of view, to the shareholders of ENDESA. In reaching this conclusion, the Board of Directors considered the fairness opinions rendered by ENDESA’s financial advisors —BNP Paribas S.A. Spanish Branch, Citigroup Global Markets Limited, Deutsche Bank AG London Branch, J.P. Morgan Plc, Lehman Brothers (Europe) Limited and Merrill Lynch Capital Markets España, S.A. —which state respectively that the consideration is fair, from a financial point of view, to the shareholders of ENDESA. The offered consideration: (i) is 109 percent higher than the closing price of Euro 18.56 per share on 2 September, 2005, the last trading day prior to the announcement of Gas Natural’s offer, or 124 percent higher than such closing price if the dividends paid by ENDESA since that date are taken into account. (ii) is 65 percent higher than the implied value of Gas Natural’s offer of Euro 22.43 per share* on the date on which Gas Natural’s offer was withdrawn, and 56 percent higher than the preceding offer by E.ON of Euro 24.905 per share. (iii) is 30 percent higher than the average closing price of Euro 29.82 per share over the past 12 months, 16.3 percent higher than the average closing price of Euro 33.31 per share over the past six months, and 2.9 percent higher than the average closing price of Euro 37.65 per share over the past 30 days; the consideration is 0.7 percent lower than the closing price of Euro 39.04 per share on 2 February, 2007, the highest closing price in ENDESA’s history, and 1.7 higher than the closing price of Euro 38.10 per share on 5 February, 2007, the last trading day prior to the release of this report. B. The consideration offered by E.ON consists entirely of cash, and the Offer is being made for 100 percent of the outstanding shares. C. The Offeror has stated its intention to continue implementing ENDESA’s business strategy, including ENDESA’s investment plan, and to preserve ENDESA’s workforce, as well as its goal of promoting the development of the Spanish gas and electricity market, all as reflected in the Prospectus. For the foregoing reasons, and with a view to allowing ENDESA’s shareholders to vote on the amendments to * Amount calculated taking Gas Natural SDG, S.A.’s share price at the close of trading on 1 February 2007 (30.66 euros per share).

ENDESA's bylaws required to be adopted as a condition of the E.ON Offer, the Board of Directors has unanimously resolved to convene an extraordinary general meeting of shareholders to be held at first call on 20 March 2007. In addition, and for the same purpose, the Board of Directors has determined to state its position in favour of these amendments and recommends that the shareholders of ENDESA participate in meeting and vote in favour of the amendments.

The members of the Board of Directors of ENDESA present or represented at the meeting of 6 February 2007, who are holders of ENDESA shares, have unanimously expressed their intention to vote at the extraordinary general meeting of shareholders in favour of the amendments to ENDESA's bylaws referred to above.

Shareholder Caja Madrid, through Miguel Blesa de la Parra, has likewise expressed its intention to vote in favour of such amendments.

Existence of Agreements between the Company and the Offeror

No agreement whatsoever exists between the Company and Offeror in connection with the Offer, with the exception of the confidentiality agreement made on 16 January 2006 and described in Section 1.8.1 of the Prospectus.

Agreements between the Offeror and the Members of ENDESA's Board of Directors

No agreement whatsoever exists in connection with the Offer between the Offeror and any of the members of ENDESA's Board of Directors.

Individual Opinions of the Members of the ENDESA Board of Directors

None of the members of ENDESA's Board of Directors who attended or were represented at the Board meeting of 6 February 2007, has expressed an individual opinion of the Offer separate from the Board's collective opinion, which appears in Section 2 above.

Juan Ramón Quintás Seoane did not attend the above-mentioned Board meeting due to a potential conflict of interest related to his position as Chairman of the Confederation of Savings Banks and, therefore, has not stated his position on the Offer.

Intention to Board Members who Hold ENDESA Shares to Accept the Offer

The members of the Board of Directors, who attended, in person or by proxy, the Board meeting of 6 February 2007, and who are holders, directly or indirectly, of ENDESA shares, have not yet adopted a decision on whether to accept the Offer with respect to the shares held by them, and believe they will be in a position to adopt it once the Extraordinary General Shareholders' Meeting which must pronounce on the bylaw amendments upon which the Offeror has conditioned the Offer has been held. They agree to make their decision public as soon as they adopt it and always within the acceptance period of the Offer.

Caja de Ahorros y Monte de Piedad de Madrid, through Miguel Blesa de la Parra, has stated that it has not yet adopted a resolution on whether to accept the Offer with respect to the ENDESA shares held by this entity and that it believes will be in a position to adopt the resolution once the aforesaid Extraordinary General Shareholders' Meeting has been held, agreeing to make its decision public as soon as it adopts it and always within the acceptance period of the Offer.

Juan Ramón Quintás Seoane, due to the cause mentioned in section 5, *supra*, did not attend said Board meeting, notwithstanding which he has declared that he has not yet adopted a decision on whether to accept the Offer with respect to the 1,525 ENDESA shares he owns, and that he will be in a position to adopt it once the aforesaid Extraordinary General Shareholders' Meeting has been held, agreeing to make his decision public as soon as he adopts it and always within the acceptance period of the Offer.

The following table indicates the number of ENDESA shares that each member of the Board of Directors holds, directly or indirectly, as well as the percentage of the total share capital that each direct and indirect stake represents:

Members of the Board of Directors	Number of Shares	Percentage of Direct and Indirect Shares (%)
Manuel Pizarro Moreno	100,004	0.00944
Rafael Miranda Robredo	7,585	0.00071
Alberto Alonso Ureba	-	-
Miguel Blesa de la Parra	600	0.00005
José María Fernández Cuevas	-	-
José Manuel Fernández Norniella	-	-
Rafael González-Gallarza Morales	3,300	0.00031
Juan Ramón Quintás Seoane	1,525	0.00014
Francisco Javier Ramos Gascón	9,771	0.00092
Alberto Recarte García-Andrade	21,350	0.00201
Manuel Ríos Navarro	12,472	0.00117
Juan Rosell Lastortras	10,005	0.00094
José Serna Masiá	17,496	0.00165
TOTAL	**184,108**	**0.01734**

This report will be published once the CNMV confirms its authorisation of the modification to E.ON's takeover offer under the terms known.

- In addition, the Board of Directors also agreed to empower Chief Executive Officer Rafael Miranda Robredo to sign and file the modification to Schedule 14D-9 filed by the Company on 26 January 2007 to ensure its inclusion in the report approved at the meeting on the takeover offer made by E.ON Zwölfte Verwaltungs GmbH and ensure the document is delivered to

14 | Annual Report 2006

the securities markets regulators, both national and foreign, and distributed in accordance with the terms set out under current regulation and in the manner which best serves the Company’s interests. The Board of Directors also unanimously agreed to convene an Extraordinary General Shareholders’ Meeting to decide on the bylaw amendments proposed by the offeror E.ON Zwölfte Verwaltungs GmbH for 20 March 2007, at first call, and for 21 March 2007, at second call. On 20 February 2007, the Board of Directors unanimously approved, following a report by the Audit and Compliance Committee, the consolidated results at 31 December 2006 along the press release to be distributed publicly along with them. On 7 March 2007, the Board of Directors unanimously resolved to cancel the Extraordinary General Shareholders’ Meeting, which had been scheduled for 20 March 2007, at first call, and for the following day at second call, due to the following circumstances: 1. The purpose of calling the Extraordinary General Shareholders’ Meeting was solely to allow the shareholders to decide on the bylaw amendments upon which E.ON Zwöllfte Verwaltungs GmbH (“E.ON”) had conditioned its takeover offer (“Offer”) for all ENDESA shares, as noted in both the call notice and the takeover offer report approved by the Board of Directors on 6 February 2007. 2. As outlined in the Relevant Event issued on 6 March 2007, E.ON simplified its takeover process by removing a condition requiring ENDESA’s General Shareholders’ Meeting to adopt the agreements necessary to amend its bylaws, while the remaining terms of its offer remained unchanged. In view of this development and since there were no other items on the agenda for the Extraordinary General Shareholders’ Meeting to review, there was no longer any reason for the meeting. In addition, with a view to duly satisfying the expectations of shareholders who had anticipated receiving a gross attendance bonus of Euro 0.15 per share as agreed by the Company for shareholders who attended the Meeting, and although the meeting was cancelled, ENDESA awarded the bonus to its shareholders. On 30 March 2007, subsequent to the official approval of the increase in price of E.ON’s takeover offer by the Spanish National Securities Market Commission, the Board of Directors at its meeting held that day unanimously approved the following report, which was released in accordance with prevailing regulations: REPORT OF THE BOARD OF DIRECTORS OF ENDESA, S.A. ON THE TENDER OFFER FOR SHARES MADE BY E.ON ZWÖLFTE VERWALTUNGS GMBH The Board of Directors of ENDESA, S.A. (“ENDESA” or the “Company”), at its meeting of 30 March 2007, approved by unanimous vote of the Directors present for purposes of the provisions of Article 20, and related Articles, of Royal Decree 1197/1991 of 26 July, governing takeover offers, the following report on the Tender Offer (the “Tender Offer” or “Offer”) made by E.ON Zwölfte Verwaltungs GmbH (“E.ON” or the “Bidder”) for a price of Euro 40 per share. This Offer incorporates the improved price reported by the Bidder on 26 March 2007 and authorised by the Spanish National Securities Market Commission (CNMV) on 28 March 2007. In addition to describing the principle features of the modified Tender Offer, this report includes the Board’s position on the Offer as well as certain additional information in this regard. Principal Features of the Offer According to the Offer prospectus, which has been authorised by the CNMV, and the other communications sent by the Bidder, the principal features of the Offer are as follows: Bidder The Bidder is the German company E.ON Zwölfte Verwaltungs GmbH, which is wholly owned of the German company E.ON AG. Nature of the Offer E.ON’s Offer, which was authorised by the CNMV on 16 November 2006, was submitted as a competing Offer with respect to the Tender Offer by Gas Natural SDG, S.A. Gas Natural’s Tender Offer was authorised by the Spanish Securities Market Commission on 27 February 2006. Nonetheless, on 1 February 2007, Gas Natural SDG, S.A. reported its decision to withdraw its offer pursuant to the provisions of Article 36.1 of Royal Decree 1197/1991 of July 26. Therefore, E.ON’s Offer is currently the only existing Tender Offer for the Company. Shares to which the Offer applies The Offer applies to the 1,058,752,117 shares in ENDESA, with a par value of Euro 1.2 each, thus representing 100% of its capital stock. Consideration According to the price improvement reported by the Bidder on 26 March 2007 authorised by the CNMV on 28 March 2007, E.ON is offering as consideration for each ENDESA share an all-cash price of Euro 40. Acceptance period Pursuant to the decision of the CNMV of 28 March 2007, the acceptance period will expire on 3 April 2007.

Conditions to which this Offer is subject The validity of E.ON’s Offer is subject to the sole condition that the Bidder acquire a minimum of 529,481,934 shares of ENDESA, representing 50.01% of its capital stock. Nonetheless, according to the Offer prospectus, which has been authorised by the CNMV, the Bidder may waive this condition pursuant to the provisions of Royal Decree 1197/1991. Opinion of the Board of Directors on the E.ON Tender Offer ENDESA’s Board of Directors, by unanimous vote of the Directors present, views as positive the terms of the Offer and recommends to the shareholders that they tender their shares pursuant to the Offer for the following reasons: 1. It fairly reflects the value of the Company and incorporates a price improvement of Euro 1.25 per share over the most recent price offered by E.ON. 2. The consideration being offered by E.ON consists entirely of cash, and E.ON’s offer is being made for 100 percent of ENDESA’s shares. 3. E.ON has stated its intention to continue implementing ENDESA’s business strategy, and particularly to preserve the Group’s investment plan and workforce, as well as its goal of promoting the development of the Spanish gas and electricity market, as reflected in E.ON’s tender offer prospectus. 4. E.ON’s offer is the only offer that complies with all current legal requirements and that is fully supported by the legal and financial guarantees that ensure its viability. It is also the only offer for which all required authorisations have been obtained. In making its recommendation, the Board of Directors of ENDESA considered the fairness opinions issued by its financial advisors, BNP Paribas S.A. Branch in Spain, Citigroup Global Markets Limited, Deutsche Bank AG London Branch, J.P. Morgan Plc, Lehman Brothers (Europe) Limited and Merrill Lynch Capital Markets España, S.A., all of which state that the consideration offered by E.ON is fair to ENDESA’s shareholders from a financial point of view. Existence of Agreement between the Company and the Bidder No agreement whatsoever exists between the Company and the Offeror with respect to the Offer, except for the confidentiality agreement dated 16 January 2006 to which paragraph 1.8.1 of the Prospectus refers. Agreements between the Bidder and Members of ENDESA’s Board of Directors No agreement whatsoever exists in connection with the Offer between the Offeror and any members of ENDESA’s Board of Directors. Caja de Ahorros y Monte de Piedad de Madrid stated in a 26 March 2007 filing with the CNMV that it has entered into an equity swap agreement with E.ON regarding its shares of ENDESA. Under such agreement, Caja de Ahorros y Monte de Piedad de Madrid will retain the voting rights related to those shares. Individual Opinion of the Members of ENDESA’s Board of Directors None of the members of ENDESA’s Board of Directors who attended the Board meeting of 30 March 2007, either in person or by proxy, has offered a personal opinion on the Offer other than the joint opinion of the Board that is set forth in paragraph 2 above. Juan Ramón Quintás Seoane did not attend that Board Meeting due to the existence of a potential conflict of interest arising from his position as chairman of the Spanish Confederation of Savings Banks. Therefore, he has not stated his position on the Offer. Intention to Accept the Offer by the Members of the Board of Directors Holding ENDESA Shares The members of the Board of Directors who attended the Board Meeting of 30 March 2007, either in person or by proxy, and who directly or indirectly hold shares in ENDESA have stated that they will accept the Offer with respect to all of the shares they hold, except for 50 shares each. Caja de Ahorros y Monte de Piedad de Madrid has made its own announcement in this respect, as indicated in paragraph 4 above. Juan Ramón Quintás Seoane, for the reasons mentioned in paragraph 5 above, did not attend that Board Meeting, although he did state that he would also accept the Offer with respect to all the shares in ENDESA that he holds, except for 50 shares. The following table shows the number of ENDESA shares that each of the members of the Board of Directors holds directly or indirectly, together with the direct or indirect stake that this holding represents:

Percentage Members of the Board Number of Direct and of Directors of Shares Indirect Shares (%) Manuel Pizarro Moreno 100,004 0.00944 Rafael Miranda Robredo 7,585 0.00071 Alberto Alonso Ureba – – Miguel Blesa de la Parra 600 0.00005 José María Fernández Cuevas – – José Manuel Fernández-Norniella – – Rafael González-Gallarza Morales 3,300 0.00031 Juan Ramón Quintas Seoane 1,525 0.00014 Francisco Javier Ramos Gascón 9,771 0.00092 Alberto Recarte García-Andrade 21,350 0.00201 Manuel Ríos Navarro 12,472 0.00117 Juan Rosell Lastortras 10,005 0.00094 José Serna Masiá 17,496 0.00165 TOTAL 184,108 0.01734 In addition, the Board of Directors unanimously approved, following a report from the Audit and Compliance Committee, the financial statements, the management report and the proposed appropriation of income or allocation of loss for 2006.  On 11 April 2007, the Board of Directors, in response to the announcement made by the CNMV regarding the Takeover Offer made by Acciona, S.A. and Enel Energy Europa, decided that the Company should maintain the same conduct to date, both legally and in defence of the interests of the Company and its shareholders, agreeing that the Company will continue to operate under the same conditions it did under the takeover process initiated by Gas Natural and E.ON, ratifying the authorisations and powers conferred on 6 September 2005 by the Board of Directors upon the Executive Committee, the Chairman and the Chief Executive Officer empowering them to make any relevant decisions.

MANAGEMENT STRUCTURE OF THE COMPANY BOARD OF DIRECTORS. ORGANISATION AND FUNCTIONING ENDESA, S.A. is governed by a Board of Directors which, in accordance with its Corporate Bylaws, shall be composed of a minimum of nine and a maximum of fifteen members. In accordance with Article 37 of the Corporate Bylaws, the following types of Director exist: a) Directors who are professionally and permanently related to the Company. b) Directors whose relationship with the Company is confined to their membership of the Board. c) Directors by virtue of being Shareholders. Of the total number of Directors who make up the Board at any given time, the type of Director referred to in section b) above will constitute the majority, provided that the number of Directors appointed pursuant to the right of the Shareholders to be represented on the Board in proportion to their ownership interests in the capital stock so permits. The term of office for Directors will be four years, and they may be reappointed for equal terms except for Directors appointed under Article 37.b) of the Corporate Bylaws, who may be reappointed for a second term only. Under Article 36 of the Corporate Bylaws and in accordance with Article 141 of the Corporations Law, the Board regulates its organisation and functioning under its own Regulations. Article 37 of the Corporate Bylaws establishes that the Shareholders’ Meeting is responsible for appointing and removing Directors, while the office of Director may be waived, revoked, and the subject of reappointment. Proposals by the Board for the appointment or reappointment of Directors will fall, as established by Article 5 of the Board Regulations, to persons of renowned prestige who possess the suitable professional experience and knowledge to perform their functions and who give a commitment to provide a sufficient level of dedication to perform the tasks of the office. The Board will meet at least once every two months, and whenever the Chairman sees fit or when one-third of its members so requests. Resolutions will be adopted by an absolute majority of the Directors attending the Meeting in person or represented by proxy. In the event of a tie, the Chairman or whoever stands in for him/her at the Meeting will have the casting vote. Functions of the Board of Directors In accordance with the Corporations Law and the Corporate Bylaws, the Board of Directors shall govern and manage the Company. The Board is responsible for the following general functions, which will be discharged by the Board sitting in plenary session or through its commissions and committees: a) To establish corporate strategy and management guidelines. b) To oversee the conduct of Senior Executives, hold them accountable for their decisions and evaluate their conduct of business. c) To ensure the transparency of the Company’s relations with third parties. In implementing the provisions of the Corporate Bylaws, the Board will define the general strategy of the Business Group formed from holdings in other companies. In accordance with the law and the Bylaws, and under Article 141 of Corporations Law, the Board will regulate its own functioning and that of its commissions and committees, make its Regulations, which will be binding on the members of the Board, and act in plenary session or through its commissions and committees. Incompatibilities of directors Directors will be subject to the following incompatibilities: a) A Director may not be older than 70 years of age. The Chief Executive Officer may not be older than 65, although he/she may remain as a Director. b) Directors may not hold office or discharge duties of representation, management or counselling at competing companies or hold such office or discharge such duties at companies which have a position of control at competing companies. c) Directors may not simultaneously be members of more than five Boards of Directors. For these purposes, the Boards of Directors of the various investees, the Boards of Directors of the Group or the shareholding entity represented by the Director, and the Managing Bodies of companies at which the Director’s personal or family ownership interest entitles him/her to form part of those Managing Bodies, will not be computed. Persons who, themselves or through an interposed person, hold office at, or are representatives of, or are related to, entities which are habitual customers of, or suppliers of goods and services to the Company may not be members of the Board if this status could give rise to a conflict of interest with the Company. Financial institutions, as providers of financial services to the Company, are excluded. SEPARATION OF FUNCTIONS The Chairman of the Board and the Chief Executive Officer, as the highest authorities in the Company, will have differentiated functions as established in the Corporate Bylaws and in the Board Regulations. In addition to the functions assigned by the legislation in force and the Bylaws, the Chairman will also be responsible for guiding governance of the Company and of its investees, directing the functioning of the Board, ensuring that the members of the Board have adequate information, and representing the Company, in particular in dealings with the various public authorities, securities market institutions, public agencies, companies and associations in the electricity industry. There is no specific limitation or incompatibility for being Chairman other than those relating to Directors. The Chairman must be appointed by the Board of Directors. The Chairman chairs the Executive Committee, has permanent authority to represent the Committee in accordance with the Corporate Bylaws, and, in any voting, has the casting vote. The Chief Executive Officer is responsible for overseeing the management of the Company, in accordance with the decisions made and criteria set by the Board of Directors and the Executive Committee. He has ultimate authority over all services provided by the Company and heads its senior management team. The Managing Director is also responsible for implementing the strategy of all ENDESA holdings, and accordingly, notwithstanding the individual Bylaws of each company, for overseeing the general and senior management of those companies. DELEGATION OF POWERS Article 47 of the Corporate Bylaws provides that the Board of Directors may delegate temporarily or permanently to the Executive Committee, to the Chief Executive Officer, and to the various Board Committees all or part of its powers, except those which, by law or by resolution of the Shareholders’ Meeting, fall within its exclusive jurisdiction. The permanent delegation of the powers of the Board of Directors to the Executive Committee and to the Chief Executive Officer and the appointment of the Directors who are to hold such offices will require the vote in favour of two thirds of the members of the Board to be valid and will not become effective until registered at the Mercantile Registry. The Executive Committee and the Chief Executive Officer will inform the Board of Directors of the main decisions adopted in the exercise of the delegated powers. On 23 June 1972, the Board of Directors of ENDESA, in accordance with the provisions of the Company’s Corporate Bylaws, established an Executive Committee to which it delegated all its functions on a permanent basis, except those which, by law or by resolution of the Shareholders’ Meeting, fall within its exclusive jurisdiction. Also, on 13 March 2000, the Board of Directors delegated to the Chief Executive Officer, Rafael Miranda Robredo, each and every one of the powers of the Board of Directors delegable by law or under the Bylaws. In accordance with the provisions of Article 149 of the Mercantile Registry Regulations, the powers delegated to the Chief Executive Officer will be exercised by the Chief Executive Officer jointly with respect to the powers vested in the Executive Committee of the Board of Directors. Executive Committee The Executive Committee will be composed of a minimum of five and a maximum of seven Directors, including the Chairman and the Chief Executive Officer. The appointment of the members of the Executive Committee will require the vote in favour of at least two-thirds of the members of the Board. It will meet at least once a month. The Executive Committee will be chaired by the Chairman of the Board of Directors, and the Secretary of the Board will act as its Secretary. The rules on substitutions of these officers are as established for the Board of Directors. Audit and Compliance Committee The Audit and Compliance Committee will be composed of a minimum of four and a maximum of six members of the Board, designated by the affirmative vote of the majority of the Board itself. The majority of Committee members must be Directors whose relationship with the Company is confined to their status as Board members. The Chairman of the Committee will be designated from among its members by the Board, by the vote in favour of the majority of the Board itself. The Chairman must be replaced every four years, and may be reappointed one year after standing down. In the absence of the Chairman, the member of the Committee provisionally appointed by the Board of Directors will stand in for him/her and, in the absence of this member, the eldest member of the Committee. The Audit and Compliance Committee will meet as often as called by its Chairman, when the majority of its members so decides, or at the request of the Board of Directors. Committee meetings will take place at the Company’s registered office or elsewhere as determined by the Chairman and stated in the call notice.

The Committee will be validly convened when a majority of its members are present. Resolutions must be adopted by the affirmative vote of the majority of the Directors attending the meeting. In the event of a tie, the Chairman, or whoever is performing his/her functions, will have the casting vote. The Secretary of the Board of Directors will be the Secretary of the Committee and will draw up minutes of the resolutions adopted, on which he/she will report to the Board. Appointments and Compensation Committee The Appointments and Compensation Committee will be composed of a minimum of four and a maximum of six Board members, designated by the affirmative vote of the majority of the Board itself. The majority of Committee members must be Directors whose relationship with the Company is confined to their status as Board members. The Chairman of the Appointments and Compensation Committee will be designated from among its members by the Board, by the affirmative vote of the majority of the Board itself. The Chairman must be replaced every four years, and may be reappointed one year after standing down. In the absence of the Chairman, the Director provisionally appointed by the Board of Directors will act as substitute and, in the absence of this member, the eldest member of the Committee. The Appointments and Compensation Committee will meet as often as called by its Chairman, when the majority of its members so decides, or at the request of the Board of Directors. Committee meetings will take place at the Company’s registered office or elsewhere as determined by the Chairman and stated in the call notice. The Committee will be validly convened when a majority of its members are present. Resolutions must be adopted by the affirmative vote of the majority of the Directors attending the meeting. In the event of a tie, the Chairman, or whoever is performing his/her functions, will have the casting vote. The Secretary of the Board of Directors will be the Secretary of the Committee and will draw up minutes of the resolutions adopted, on which he/she will report to the Board. In 2006, the Appointments and Compensation Committee held nine meetings, all of which were attended by its Chairman. PROFILES OF DIRECTORS Alonso Ureba, Alberto 03-Jul-1953. Seville. Education: Degree in Law; Doctorate from the Complutense University of Madrid and Doctorates from the Universities of Bonn, Freiburg and the Université Libre de Bruxelles; Extraordinary Prize awarded in Degree in Private Law and Extraordinary Prize awarded in Doctorate; Professor of Commercial Law. Experience: Academic and teaching posts at various Spanish universities from 1975 to date; Member of the Madrid Bar Association; domestic and international commercial law adviser. Current occupation: Practicing lawyer with the Law Offices of Ramón y Cajal; Professor of Commercial Law at King Juan Carlos University, Madrid. Other activities: Ex-officio Member of the General Codification Commission; Secretary/Founder of Companies Review (Aranzadi); Member of the Editorial Board of the Aranzadi Civil Law Review; Member of the Editorial Committee of the Law and Commerce Notebooks Magazine. Blesa de la Parra, Miguel 08-Aug-1947. Linares (Jaén). Education: Degree in Law from the University of Granada; State Financial and Tax Inspector. Experience: Ministry of Economy and Finance (1978-1986); practiced privately as a specialist in Tax Law (1986-1996). Current occupation: Chairman of Caja Madrid. Boards of Directors: Nominee Deputy Chairman of Iberia, L.A.E.; Director of Antena 3 TV; Chairman of Corporación Financiera Caja Madrid; Chairman of Altae Banco; Chairman of the Caja Madrid Foundation; Deputy Chairman of the Spanish Confederation of Savings Banks (CECA); Director of Fomento de Construcciones y Contratas, S.A. Other activities: Chairman of Fundación General Universidad Autónoma; Trustee of Fundación Colección Thyssen Bornemisza; Member of the Managing Board of APD; Trustee of Fundación Príncipe de Asturias; Member of the Managing Board of IFEMA; Trustee and Member of the Investment Committee of Fundación Pro Real Academia Española; Trustee of Fundación Ayuda a la Drogadicción; Trustee of Fundación Real Fábrica de Tapices; President of the Board of Trustees of Fundación CIEES. Fernández Cuevas, José María 13-Nov-1936. La Losa (Segovia). Education: Doctorate in Industrial Engineering from Madrid Polytechnic University; Degree in Business Administration from ICADE; Industrial engineer at the service of the Tax Authorities; Auditor. Experience: Head Area Tax Inspector for Ciudad Real, Deputy General Manager of Banco de Crédito Industrial; Director-General of Traffic; Under-Secretary for Public Authorities; Director-General of the Spanish National Health Service (Insalud); Finance Director of Grupo Manuel Fernández Fernández, S.A.; Guest Lecturer on Business Economics at the Madrid Complutense University.

Current occupation: Private industrial engineering practice and Economist. Boards of Directors: Non-Director Secretary of Cliner, S.A. Other activities: Director of Fundación ADA; Controller of the Madrid Official Industrial Engineers Association; Deputy Chairman of the Madrid Industrial Engineers Association. Fernández Norniella, José Manuel 09-Oct-1945. Oviedo. Education: Degree in Energy Techniques Engineering from Madrid Polytechnic University; Diploma in Foreign Trade; Diploma in Logistics and Procurement. Experience: Commercial Manager at Electromecanique; Head of Purchasing Department of Alfa Laval, S.A.; Plant Manager at MSA; General Manager for Administration at ABB; Deputy Chairman of Aldeasa; Chairman of Ebro-Puleva, S.A.; Deputy Chairman of Dirna; National Deputy; State Secretary. Current occupation: Director of Iberia, L.A.E.; Director of Caja Madrid. Boards of Directors: Deputy Chairman of Chilectra, S.A. González-Gallarza Morales, Rafael 09-Nov-1934. Madrid. Education: Degree in Law from the Complutense University of Madrid; Higher Diploma in Luxembourg Comparative Law. Experience: Official in the Civil Authorities Technical Corps; Expert at UNESCO and the OECD; Technical Secretary General of the Ministry of Justice and the Spanish Prime Minister’s Office. Current occupation: Chairman of Prensa Malagueña, S.A. Boards of Directors: Director of Pernod Ricard, Paris; Director of Prensa Malagueña, S.A.; Director of ENDESA Internacional, S.A. Other activities: Trustee of the MS Foundation in Madrid. Miranda Robredo, Rafael 31-May-1949. Burgos. Education: Higher Industrial Engineer of the ICAI; Holder of M.S. Diploma in Quantitative Management Methods from the School of Industrial Organisation (EOI). Experience: Tudor, S.A. (1973-1984); Deputy General Manager of Campofrío, S.A. (1984-1987); General Manager of ENDESA (1987-1997). Current occupation: Chief Executive Officer of ENDESA, S.A. (1997). Boards of Directors: Chairman of ENDESA Internacional, S.A., Chairman of ENDESA Europa, S.L.; Deputy Chairman of Enersis, S.A. Other activities: Chairman of EURELECTRIC (European Electricity Industry Association); Member of American Management Associations; Member of the “Social Council” of the Autonomous University of Madrid; Member of the Board of Trustees of Fundación ENDESA; Member of the Spanish Board of the INSEAD; Member of Fundación Universidad Pontificia de Comillas; Member of the Managing Board of APD; Chairman of the Spanish Energy Club. Pizarro Moreno, Manuel 29-Sep-1951. Teruel. Education: Degree in Law from the Complutense University of Madrid (1973); Government Lawyer (1978); Stockbroker (1987). Experience: Chairman of the Madrid Stock Exchange (July 1991-December 1992; July 1994-December 1995); Chairman of Ibercaja (November 1995-May 2004); Deputy Chairman of the Aragonese Savings Bank Federation (1997); Chairman of the Spanish Confederation of Savings Banks (March 1998- May 2002); Chairman of the World Institute of Savings Banks (November 2000-May 2002). Current occupation: Chairman of ENDESA, S.A. (2002). Boards of Directors: Deputy Chairman of the Madrid Stock Exchange (December 1995); Deputy Chairman of Bolsas y Mercados Españoles, Sociedad Holding de Mercados y Sistemas Financieros, S.A. (February 2002). Other activities: Full member of the Royal Academy of Case Law and Legislation; Full Member of the Royal Academy of Economics and Finance; Full Member of the Aragonese Royal Academy of Case Law and Legislation. Quintás Seoane, Juan Ramón 14-Aug-1943. A Coruña. Education: Doctorate in Economics (Extraordinary Prize); Diploma in the General Management Programme of IESE; Degree in Mathematical Methods in Investment and Finance en International School on Mathematical Systems Theory; Degree in Mathematical Models of Action and Reaction in International School on Mathematical Systems Theory. Experience: Full University Professor specialising in Economic Theory; Chairman of Sociedad para el Desarrollo Industrial de Galicia (SODIGA); Assistant General Manager of Caixa Galicia; General Manager of the Spanish Confederation of Savings Banks (CECA).

Current occupation: Chairman and General Manager of the Spanish Confederation of Savings Banks (CECA); Deputy Chairman of the European Savings Banks Group; Member of the Managing Committee of the Savings Bank Deposit Guarantee Fund. Boards of Directors: Director of Caser Grupo Asegurador; Director of LICO Corporación, S.A.; Director of Ahorro Corporación; Deputy Chairman of the European Savings Banks Group. Other activities: Member of the Executive Committee, Managing Board and Assembly of the CEOE; Member elect of the Spanish Council of State, Full Member of the Galician Academy of Sciences; Member of the Advisory Board of Fundación Reina Sofía; and member of the Board of Trustees of Fundación Carolina. Ramos Gascón, Francisco Javier 07-Aug-1936. Madrid. Education: Degree in Law from the Complutense University of Madrid; Degree in Economics from the Complutense University of Madrid; Mercantile Intendant Higher School of Trade; Certified Public Accountant. Experience: Intendant at the Ministry of Finance; Madrid Stockbroker; Certified Trader of Madrid; Member of the Madrid Bar Association; Director General of Financial Policy (Ministry of Finance); Trustee Chairman of the Madrid Stock Exchange; Madrid Notary. Current occupation: Independent Director of Sociedad Rectora de la Bolsa de Madrid, S.A. and Director of its Standing Committee. Boards of Directors: Independent Director of Sociedad Rectora de la Bolsa de Madrid, S.A. and Director of its Standing Committee; Chairman of Araluz de Inversiones, S.A. SICAV; Director of ENDESA Europa. Other activities: Chairman of the Institute of Securities Market Studies; Director of Fundación de Estudios de Economía Aplicada (FEDEA); Member of the Board of Trustees of the University of Antonio Nebrija. Recarte García-Andrade, Alberto 14-Mar-1947. Madrid. Education: Degree in Law from the Complutense University of Madrid (1969); Degree in Economics from the Complutense University of Madrid (1973); Qualified State Economist (1973). Experience: Member of the Board of Trade at the Spanish Embassy in Havana (1974-1978); General Manager of the Spanish Prime Minister’s Office (1978-1980); Economic Advisor to the Spanish Prime Minister (1980-1982); Chief Executive Officer of Caja Postal de Ahorros (1980-1982); Deputy Chairman of Círculo de Empresarios. Current occupation: Executive Vice Chairman and Chief Executive Officer of Centurión, Española de Coordinación Técnica y Financiera, S.A. Boards of Directors: Chairman of Caja Madrid; Director of Altae Banco, S.A.; Director of Corporación de Caja Madrid; Director of ENDESA Europa, S.L.; Chairman of Libertad Digital, S.A.; Chairman of Inversiones Loarga, S.A. Other activities: Trustee of Fundación Caja Madrid; Deputy Chairman of Fundación Hispano-Cubana; Member of the Board of Trustees of Fundación de Apoyo a la Historía del Arte Hispánico; Member of the Managing Board of the Madrid Family Business Association; Chairman of the Libertad Digital newspaper; Member of the Managing Board of IE; Chairman of Unión Liberal Radio Madrid; Trustee of FAES. Ríos Navarro, Manuel 11-Aug-1958. Valencia. Education: Degree in Law from the University of Valencia; Degree in Macroeconomics and Marketing from Boston University (USA). Experience: General Manager of Industrias Peleteras, S.A.; Director of Tenerías Omega. Current occupation: Deputy Chairman and General Manager of Industrias Peleteras, S.A. (INPELSA). Boards of Directors: Director of ENDESA Internacional, S.A. representing ENDESA, S.A.; Deputy Chairman of Industrias Peleteras, S.A.; Director of Rimalo Inversiones SICAV, S.A. Other activities: Deputy Chairman of the Executive Committee of the Valencia Trade Fair; Deputy Chairman of Fundación Bancaja; Member of the Managing Board of Cec-Fecur; Member of the Board of Trustees of Fundación Etnor. Rosell Lastortras, Juan 13-Jan-1957. Barcelona. Education: Industrial Engineer from the Barcelona Polytechnic University; Studies in Political Science from the Complutense University of Madrid. Experience: General Manager of Congost, S.A.; Chairman of Enher, S.A.; Chairman of Fecsa. Current occupation: Chairman of OMB, Sistemas Integrados para la Higiene Urbana, S.A.; Chairman of Congost Plastic, S.A.; Director of Corporación Uniland, S.A. Boards of Directors: Director of Sociedad General de Aguas de Barcelona, S.A.; Director of Siemens, S.A.; Director of

Applus Servicios Tecnológicos, S.L.; Chairman of the Ibero- American Logistics Institute; Director of Ecoarome Alimentaria, S.A.; Director of Gilac Industrial, S.L.; Director of Cadenplastic, S.L.; Director of Civislar, S.A.; Director of Endesa Italia. Other activities: Chairman of the Spanish Labour Promotion Office; Chairman of the International Logistics Institute; Chairman of FORDERE, Trustee of Fundación FC Barcelona; Trustee of Fundación CEOE; Member of the Mont Pelerin Society. Serna Masiá, José 01-Dec-1942. Albacete. Education: Degree in Law from the Complutense University of Madrid; Government Lawyer (1970); Stockbroker (1986). Experience: Chairman of the Barcelona Stock Exchange (1989-1993); Chairman of Sociedad de Bolsas Españolas (1991-1992); Deputy Chairman of MEFFSA (1992-1993); Deputy Chairman of Societé Générale Valores (1991-1994). Current occupation: Barcelona Notary. Boards of Directors: Director of ENDESA Europa, S.L. SECRETARY OF THE BOARD OF DIRECTORS The Board of Directors has authority to appoint a Secretary and, where appropriate, a Deputy Secretary, neither of who need be a Director; in the event of a vacancy or absence or if neither attend a meeting, they will be substituted by the youngest Director among the attendees at said meeting. The Secretary, who must be a law graduate, has the following responsibilities, apart from the functions conferred by law and by the Bylaws, in conformity with Article 38 of the Board Regulations: To keep all corporate documentation, duly reflect in the minutes books the proceedings at meetings and certify the resolutions of corporate bodies. To ensure that the activities of the Board are lawful from a formal and substantive standpoint, and ensure that its procedures and rules of governance are respected. To channel, in general, dealings between the Company and the Directors in all matters relating to the functioning of the Board, in conformity with the Chairman’s instructions. To process requests from Directors for information and documentation on matters of which the Board should be apprised. To ensure observance of the principles and rules of corporate governance and the provisions of the Bylaws and Regulations of the Company. Without prejudice to reporting to the Board Chairman, the Secretary has effective automony to perform the functions set forth in the preceding sections. The Secretary, who will have this status on the various corporate bodies, may also hold office as legal counsel to the corporate bodies and as General Secretary, and in this latter capacity may, reporting to the Chief Executive Officer, assist with the integration, coordination and consolidation of the Company and its lines of business. Profile of the Secretary of the Board Montejo Velilla, Salvador 24-Jun-1958. Madrid. Education: Degree in Law from the University of Valencia; Doctorate in Law from the Complutense University of Madrid; Degree in Economics from the University of Valencia; Counsel to the Spanish Parliament. Experience: Counsel to the Spanish Houses of Parliament (1983-1999); Director of Economic Affairs of the Spanish Parliamentary Lower House (1985-1996); Controller of the Spanish Parliamentary Lower House (1996-1999); Associate Professor in Financial and Tax Law, Complutense University of Madrid (1989-1999). Current occupation: General Secretary and Secretary of the Board of Directors of ENDESA, S.A. Other activities: Member of the Board of Trustees of Fundación ENDESA and of its Standing Committee; Member of the Board of Trustees of Fundación Sevillana and of its Standing Committee.

FUNCTIONING OF THE SHAREHOLDERS’ MEETING On 19 June 2003, the General Shareholders’ Meeting of ENDESA, S.A., in compliance with the provisions of the Corporate Bylaws, approved its Regulations at the proposal of the Board of Directors of ENDESA, S.A., in order to facilitate Shareholder participation at the Shareholders’ Meeting. These regulations were amended on 2 April 2004. The Regulations regulate, in conformity with statutory provisions and the Bylaws, the organisation and functioning of the Shareholders’ Meeting, its call notices, preparation, information, attendance and proceedings, in order to make it easier for Shareholders to exercise their rights. Following is a summary of the most relevant aspects of the rules governing the functioning of the Shareholders’ Meeting as included in these Regulations: Classes. The Shareholders convened in a duly called Shareholders’ Meeting decide by majority on matters specific to the jurisdiction of the Meeting. All Shareholders are subject to the resolutions passed at the Meeting, including dissenting Shareholders and those who have not taken part in the Meeting. Shareholders’ Meetings may be annual or extraordinary. An Annual Shareholders’ Meeting, previously called for such purpose, must be held within the first six months of each fiscal year to scrutinise the conduct of business, approve, as the case may be, the prior year’s financial statements and rule on the appropriation of income or allocation of loss. Any Meeting other than as provided for in the preceding paragraph will be deemed to be an Extraordinary General Shareholders’ Meeting. Powers. The Shareholders’ Meeting is the competent body for ruling on all matters it is obliged to rule on by Law or under the Corporate Bylaws and, in general, for adopting all resolutions relating to its function as the Company’s supreme body. Call notices. The Board of Directors will call an Annual Shareholders’ Meeting to be held within the first six months of each fiscal year and an Extraordinary Shareholders’Meeting whenever it so deems appropriate for the interests of the Company. The Board of Directors must also call a Shareholders’ Meeting if Shareholders holding at least 5 percent of the capital stock so request, stating in the request the business to be transacted at that Meeting. In this case, the Shareholders’ Meeting must be called to be held within thirty days following the date on which notice of the request to call it is served by a notary. The Board of Directors will draw up the agenda, which must include the business requested. Without prejudice to the above, if there is a situation which, in the opinion of the Chairman of the Board of Directors or his/her substitute, is of singular importance to the Company and its Shareholders, the Chairman, or his/her substitute, may call an Extraordinary Shareholders’ Meeting to analyse the situation in question and, if necessary, adopt the pertinent resolutions. Right to information. As soon as the call notice of the Shareholders’ Meeting is served, any Shareholder may, immediately and free of charge, obtain from the Company at its registered office, the financial statements, the proposed appropriation of income or allocation of loss, the management report and the auditors’ report. Shareholders may also inspect at the registered office the proposed resolutions, reports and other documentation required to be made available by Law. In such cases as may be legally applicable, the Shareholders may also request that the full wording of the documents be made available to them and delivered or sent to them free of charge. Shareholders may request in writing, prior to the Shareholders’ Meeting, any reports or clarifications as they may deem necessary regarding the items included on the agenda. The Directors will be obliged to furnish them with any such reports or clarifications, unless, in the opinion of the Chairman, the public disclosure of the data requested would harm the Company’s interests. This exception will not apply if the request is supported by Shareholders representing at least one quarter of the capital stock. Right to attend. Shareholders who, individually or grouped together with others, hold at least 50 shares, may attend Shareholders’ Meetings provided that they have registered their shares in the appropriate book entry accounting record five days before the Meeting is held and they obtain the relevant attendance card. Representation by proxy. Any Shareholder who has the right to attend, without prejudice to the provisions of the Law concerning cases of family representation or the grant of general powers of attorney, may be represented at a Shareholders’ Meeting by another person. Proxies must be granted in writing and especially for each Shareholders Meeting. In any event, whether in the case of voluntary proxies or legal proxies, not more than one proxyholder can attend a Meeting. A proxy can be revoked at any time. Personal attendance at the Shareholders’ Meeting by the grantor of a proxy will be deemed to constitute a revocation of the proxy. Convening Meetings. The Shareholders’ Meeting will be validly convened on first call if the Shareholders present in person or by proxy hold at least 25 percent of the subscribed voting capital stock. At second call, the Meeting will be validly convened regardless of the capital stock attending it. Debenture issues, capital increases or reductions, changes in the legal form, or the merger or spin-off, of the Company and, in general, any amendment to the Corporate Bylaws will require at first call the attendance in person or by proxy of Shareholders holding at least 50 percent of the subscribed voting capital stock. At second call, the attendance of 25 percent of that capital stock will suffice. Chairman and Presiding Panel. Shareholders’ Meetings will be chaired by the Chairman of the Board of Directors who will be assisted by a Secretary, who will be the Secretary of the Board of Directors. The Presiding Panel will be composed of the Board of Directors. List of attendees. Attendance cards and proxies will be accepted up to the time set for the Shareholders’ Meeting to start. Before transacting the business on the agenda, a list of attendees will be drawn up, stating the nature or representative capacity of each and the number of shares, held by them or third parties, with which they attend. Proceedings. Once the list of attendees has been drawn up, the Chairman will declare the Meeting to be validly convened and then allow the Notary to take the floor to ask the attendees if they have any reservations concerning or objections to the data disclosed or to the valid convening of the Meeting, indicating that whoever wishes to express such reservations or raise such objections must do so by making a statement in the presence of the same Notary so that it can be duly noted in the Minutes of the Meeting. The Chairman will invite Shareholders who wish to participate in the Meeting to request information or propose resolutions regarding the items on the agenda or to make any other statement so that, in the presence of the Notary, they can have their request, proposed resolutions or statement duly noted after indicating their personal particulars and the number of shares held by them or, as the case may be, represented by them. The Chairman of the Meeting and such persons as he/she may designate for the purpose will address the attendees to present their respective reports. Then, the Chairman will invite Shareholders who have so requested to take the floor, after determining the order in which they are to be called to do so. Each Shareholder will initially have five minutes on the floor, although the Chairman of the Meeting may extend the time allotted. During the time allotted to them, the Shareholders may request such reports or clarifications as they deem necessary regarding the items on the agenda. The Chairman is responsible, under Law, for furnishing the information requested, although he/she may deem it appropriate due to the nature of the information, entrust this function to the Managing Director, to any member of the Presiding Panel or any other expert as he/she may consider suitable. If the information requested is not available at the Meeting, it will be made available to the Shareholders at the registered office of the Company within 7 days following the date on which the Meeting was held. Also, in light of the proposed resolutions delivered to them before the start of the Meeting, Shareholders may, while speaking on the floor, submit alternative proposals on any item on the agenda, except in cases where by law they must be available to the Shareholders at the registered office when the call notice is published. In addition, while speaking on the floor they may propose the adoption of resolutions on business which does not have to be stated on the agenda for the Meeting in order to be debated and decided on by the Meeting. Shareholders who wish to have their entire speech on the floor noted in the Minutes must expressly make a request to this effect and deliver to the Notary, before taking the floor, the written transcript of their speech so that it can be verified and subsequently attached to the original Minutes. Lastly, the different proposed resolutions to be adopted by the affirmative vote of the majority of the voting capital stock attending the Meeting in person or by proxy will be put to a vote, subject to the qualified quorums for convening and voting at Meetings established in the Law and in the Corporate Bylaws. If proposals have been submitted on business that does not have to be stated on the agenda for the Meeting to be resolved, the Chairman will decide on the order in which these business items are to be put to a vote. Otherwise, the resolutions will be adopted pursuant to the agenda set forth in the call notice. After they have been read out by the Secretary, a step which can be dispensed with if no Shareholder opposes this, the proposed resolutions which have been submitted by the Board of Directors will first be put to the vote and, if appropriate, those submitted by others will be voted on pursuant to an order of priority in time. In any event, once a resolution has been approved, all those relating to the same item of business and which are incompatible with it will fail automatically and, therefore, will not be put to vote. To adopt resolutions, the following system for determining votes will be used: a) In the case of resolutions on items included on the agenda, the votes corresponding to all the shares attending the Meeting, whether in person or by proxy, less the votes corresponding to the shares the holders or proxyholders of which inform the Notary by written notice or a personal representation of their vote against, or blank vote or abstention, will be deemed to be votes for the proposal put to a vote. b) In the case of resolutions on items not included on the agenda, the votes corresponding to all the shares attending the Meeting, whether in person or by proxy, less the votes corresponding to the shares the holders or proxyholders of which inform the Notary by written notice or personal representation of their vote for, blank vote or abstention, will be deemed to be votes against the proposal put to a vote. For the purposes of the two procedures described above, shares which appear on the list of attendees less those of holders or proxyholders who have absented themselves from the Meeting before the voting and have placed this circumstance on record in the presence of the Notary, will be deemed to be shares attending the Meeting. Notwithstanding the provisions stated above, and having regard to the circumstances prevailing in each case, the Presiding Panel may resolve that in order to adopt resolutions any other system for determining votes that permits verification that the affirmative votes necessary for their approval have been obtained and recording the result of the voting in the Minutes be used. Whatever the system used to determine the voting, verification by the Presiding Panel of the Meeting that there is a sufficient number of affirmative votes to attain the necessary majority in each case will permit the Chairman to declare the proposed resolution in question approved. Once voting on the proposed resolutions has finished, the Meeting will conclude and be adjourned by the Chairman. Voting and proxies by remote means of communication. Shareholders entitled to attend and vote may cast their votes on proposals relating to business on the agenda, by mail or by electronic communication, as provided for in the Corporate Bylaws, in the Shareholders’ Meeting Regulations, and in such supplemental and implementing provisions as may be established by the Board of Directors. Votes delivered by mail will be cast by sending to the Company the attendance card issued by it or by entities charged with keeping the book-entry record, without prejudice to any other requirements or conditions that may be imposed by the Board of Directors. Votes by electronic communication will be cast by using a qualified electronic signature and any other kind of safeguard seen fit by the Board of Directors to ensure the authenticity and identity of the Shareholder exercising the right of vote, also without prejudice to any other requirement or condition that may be imposed by the Board of Directors. Votes cast by either means must be received by the Company 24 hours before the date and time set for the Shareholders’ Meeting at first call. Otherwise, the vote will be deemed not to have been cast. Shareholders with the right to attend and who cast their votes by remote means pursuant to the conditions described will be deemed to be present for the purpose of convening the Shareholders’ Meeting in question. The above-mentioned provisions for casting votes by remote means of communication will also apply to the granting of proxies by Shareholders for the Shareholders’ Meeting by electronic communication or by any other remote means of communication. Attendance in person by a Shareholder at the Shareholders’ Meeting will have the effect of revoking any vote cast by post or electronically. Attendance in person by the grantor of the proxy at the Shareholders’ Meeting will also have the effect of revoking the proxy granted by e-mail or by any other means of remote communication provided for in the Shareholders’ Meeting Regulations. Minutes. The Minutes of the Meeting will be drawn up by a Notary and need not be approved by attendees. For such purposes, the Board of Directors will resolve to request a Notary of its choice to draw up the Minutes. Limitations on voting rights. Shareholders will be entitled to one vote for each share that they hold or represent, except for non-voting shares, which will be governed by the provisions of Article 8 of the Corporate Bylaws. As an exception to the provisions described above, no Shareholder may, in relation to the shares held, cast a number of votes which is higher than that corresponding to 10 percent of the total voting capital stock existing at any given time even if the shares held exceed 10 percent. To compute the maximum number of votes that each Shareholder can cast the shares held by each must be included, but shares corresponding to other Shareholders who have granted a proxy to that Shareholder will not be included, without prejudice to the same 10 percent limit on votes corresponding to the shares held by each Shareholder granting a proxy also applying to them individually. The limitation described in the preceding paragraphs will also apply to the maximum number of votes which can be cast by two or more corporate stockholders belonging to the same group of entities, whether jointly or separately, as well as to the maximum number of votes which can be cast by an individual stockholder and any stockholding entity or entities controlled by that individual, whether jointly or separately. For the purposes stated in the preceding paragraph, to consider whether a group of entities exists, regard will be paid to the provisions of the current Securities Market Law of July 28, 1988, and it will be deemed that an individual controls one or more entities if, in the relationship between+ that individual and the entity or entities in question, any of the circumstances of control that a controlling entity is required to have under the aforementioned Law with respect to its controlled entities exists. Likewise, the relationship between any individual or corporate Shareholder and interposed, fiduciary or like persons or entities that are in turn Shareholders of the Company, as well as funds, investment institutions or similar entities that are also Shareholders of the Company, or other Shareholders through voting trust agreements, will be equated to the relationship of control in Article 4 of the Securities Market Law if the exercise of the voting rights attaching to the shares held by such persons or entities is determined directly or indirectly by the Shareholder in question. Shares that belong to the same holder, to a group of entities or to an individual or legal entity, and to entities controlled by such individual or legal entity, will be fully computable among the shares attending the Shareholders’ Meeting to achieve the capital stock quorum necessary to validly convene the Meeting, but at the time of voting the established limit of 10 percent on the number of votes will apply to these. Extension and suspension. At the proposal of the Presiding Panel or at the request of Shareholders representing one quarter of the capital present at the Shareholders’ Meeting, the attendees may resolve to extend the Meeting for one or more consecutive days. Once the Meeting has been extended, compliance with the requirements imposed by Law or under the Corporate Bylaws for it to be validly convened need not be repeated at successive sessions. If any Shareholder included on the list of attendees drawn up at the start of the Meeting does not attend the successive sessions subsequently, the majorities necessary to adopt resolutions will continue to be determined at those sessions according to data from that list. Exceptionally, if there are disturbances that substantially interrupt the proper order of the Meeting or there is any other extraordinary circumstance that temporarily hinders its normal conduct, the Presiding Panel may resolve to suspend the session for an appropriate time, but never for longer than two hours, in order to restore the conditions necessary for it to continue. In this case, the Chairman may adopt such measures as he/she deems fit to ensure the safety of those present and avoid the repetition of circumstances that may further disrupt the proper order of the Meeting. If, after the Meeting has resumed, the circumstances that gave rise to the temporary suspension persist, the Chairman may ask the Board of Directors, if an absolute majority of its members is sitting on the Presiding Panel of the Meeting, to propose to the attendees that the Meeting be extended until the following day. If the extension is not, or cannot, be approved, the Meeting will be adjourned immediately. Disclosure. Regardless of the disclosure measures required by Law or under Company bylaws for each case, the Shareholders may apprise themselves of the resolutions adopted by the Shareholders’ Meeting on the Company’s website, on which the full wording of these resolutions will be posted.

RULES ON REMOTE VOTING AND PROXIES As provided for in Article 30 bis of the Corporate Bylaws and Article 20 bis of the Shareholders’ Meeting Regulations, the Board of Directors of ENDESA, S.A. has resolved that from the date the relevant call notice is published, the following rules on remote voting and proxies shall be applicable: VOTING BY REMOTE MEANS OF COMMUNICATION ENDESA Shareholders with the right to attend and vote may cast their votes on the business on the agenda for the Shareholders’ Meeting by remote means of communication prior to the meeting as provided for in the Corporations Law, Article 30 bis of the Corporate Bylaws and Articles 10 and 20 bis of the Shareholders’ Meeting Regulations. Means for remote voting The following are valid means for remote voting: (i) Electronic means: To vote remotely by electronic communication with the Company, ENDESA Shareholders must go to the Company website at www.endesa.es, access the Shareholders’ Meeting page, and select the “Remote Voting and Proxies” section. Pursuant to the Bylaws and to the Shareholders’ Meeting Regulations, the mechanism for casting votes by electronic means must have the due safeguards to ensure the authenticity and identity of the shareholder exercising the right to vote. The safeguards deemed appropriate by the Board of Directors, pursuant to Article 20 bis of the Shareholders’ Meeting Regulations, to ensure the authenticity and identity of the Shareholder exercising the right to vote are a qualified electronic signature and an advanced electronic signature, as provided for in Electronic Signature Law 59/2003, of 19 December, where they are based on a qualified electronic certificate for which there is no record of its revocation and which has been issued by the Spanish Public Certification Authority (CERES), which reports to the Spanish Mint (Fábrica Nacional de Moneda y Timbre). All shareholders who have an electronic signature that meets the requirements indicated and who identify themselves by that signature, or an Electronic Identity Card (e-ID) may vote on the business on the agenda for the Shareholders’ Meeting by going to the Company website at www.endesa.es and following the procedure established therein. (ii) Mail: For remote postal voting, Shareholders must fill out and sign the “Remote Postal Voting” section of the card for attendance, proxies and remote voting issued on paper by the entity participating in IBERCLEAR at which they have deposited their shares. Having filled out and signed by hand the card for attendance, proxies and remote voting in the “Remote Postal Voting” section, shareholders can send the card: 1. By postal mail to the following address: ENDESA, S.A. (GENERAL SHAREHOLDERS’ MEETING), CALLE RIBERA DEL LOIRA, 60, 28042 MADRID. 2. Using the “prepaid” envelope, if any, accompanying the card. 3. By a courier service equivalent to the postal service to the address indicated above. 4. By delivering the completed and signed card to the entity participating in IBERCLEAR at which they have deposited their shares. If the attendance card issued by the entity participating in IBERCLEAR does not have a “Remote Postal Voting” section, Shareholders wishing to cast their votes by post must download a Remote Voting Card from the ENDESA website at www.endesa.es, print it on paper, fill it out and sign it, together with the attendance card issued by the entity participating in IBERCLEAR. Having filled out both cards and signed them by hand, shareholders can send them: 1. By postal mail to the following address : ENDESA, S.A. (GENERAL SHAREHOLDERS’ MEETING), CALLE RIBERA DEL LOIRA, 60, 28042 MADRID. 2. By a courier service equivalent to the postal service to the address indicated above. 3. By delivering the completed and signed card to the entity participating in IBERCLEAR at which they have deposited their shares. GRANTING PROXIES BY REMOTE MEANS OF COMMUNICATION ENDESA Shareholders may grant proxies by remote means of communication before the Shareholers’ Meeting is held, as provided for in the Corporations Law, in Article 30 bis of the Bylaws and Article 20 bis of the Shareholders’ Meeting Regulations, and the terms previously specified in the call notice. Means for granting proxies The following are valid remote means of communication for granting proxies: (i) Electronic means: To grant a proxy by electronic communication with the Company, ENDESA shareholders must go to the Company website at www.endesa.es, access the link to the General

Shareholders’ Meeting, and select the “Remote Voting and Proxies” option. Pursuant to the Bylaws and to the Shareholders’Meeting Regulations, the mechanism for granting proxies by electronic means must have the due safeguards to ensure the authenticity and identity of the Shareholder granting the proxy. The safeguards deemed appropriate by the Board of Directors, pursuant to Article 20 bis of the Shareholders’ Meeting Regulations, to ensure the authenticity and identity of the Shareholder granting the proxy are a qualified electronic signature and an advanced electronic signature, as provided for in Electronic Signature Law 59/2003, where they are based on a qualified electronic certificate for which there is no record of its revocation and which has been issued by the Spanish Public Certification Authority (CERES), which reports to the Spanish Mint. All shareholders who have an electronic signature that meets the requirements indicated and who identify themselves by that signature, and all shareholders holding an electronic identity card (e-ID) may grant a proxy by going to the Company’s website at www.endesa.es and following the procedure established there. Shareholders granting proxies by electronic means must notify the designated proxyholder of the proxy that has been granted. Where a proxy is granted to any Director or to the Secretary of the Board of Directors of ENDESA, such notice is deemed to have been served upon receipt by ENDESA of the electronic proxy. On the date and at the venue of the Meeting, the designated proxyholders must identity themselves with their national identity card or passport, if appropriate together with a copy of the electronic proxy, so that the Company can check the proxy granted to them. The proxyholder can only exercise the shareholder’s vote by attending the Meeting in person. (ii) Mail: To grant postal proxies, Shareholders must fill out and sign the “Proxies” section on the attendance card, issued on paper by the relevant entity participating in IBERCLEAR. The proxyholder can only exercise the vote by attending the Shareholders’ Meeting in person. Shareholders may send the duly completed and signed card: 1. By postal mail to the following address: ENDESA, S.A. (GENERAL SHAREHOLDERS’ MEETING), CALLE RIBERA DEL LOIRA, 60, 28042 MADRID. 2. Using the “prepaid” envelope, if any, accompanying the card. 3. By a courier service equivalent to the postal service to the address indicated above. 4. By delivering the completed and signed card to the entity participating in IBERCLEAR at which they have deposited their shares. On the date and at the venue of the General Shareholders’ Meeting, the designated proxyholders must identity themselves with their national identity card or passport, if appropriate together with a copy of the proxy, so that the Company can check the proxy granted to them. BASIC RULES ON REMOTE VOTING AND PROXIES Deadline for receipt by the Company of votes cast and proxies granted remotely In order to be valid and to comply with the Shareholders’ Meeting Regulations, remote voting and proxies (electronic or postal) must be received by the Company 24 hours before the date and time set for the Shareholders’ Meeting at first call. Otherwise, the proxy will deemed not to have been granted and the vote not to have been cast, unless their later receipt prior to the holding of the General Shareholders’ Meeting allows all due checks and calculations for preparing and holding the Meeting to be performed. Rules of preference between proxies, remote voting and attendance in person at the Meeting Priorities between proxies, remote voting and attendance in person (i) Personal attendance at the General Shareholders’Meeting by shareholders who have granted a proxy or already cast their remote vote, by whichever means, will render the proxy or vote cast remotely ineffective. (ii) Likewise, whichever means was used to cast it, a vote will render any proxy granted electronically or by means of a printed card ineffective, and the proxy will be deemed to have been revoked if granted previously, or not to have been granted at all if granted subsequently. Priorities between proxies Should a Shareholder validly grant several proxies, the last one received by the Company will prevail. Priorities between votes cast remotely A Shareholder may validly vote remotely once only for each securities position. Should a Shareholder cast several votes remotely for the same shares, whether electronically or by mail, the first one received by the Company will prevail, rendering those received subsequently invalid. Only by attending the General Shareholders’ Meeting personally can the Shareholder revoke or change his/her vote if cast remotely. Indication of remote vote Shareholders who wish to vote remotely (whether electronically or by post) must indicate the direction of their vote for each item of business included on the agenda. Should a shareholder fail to indicate the direction of his/her vote for any of the items of business on the agenda, such shall be understood as a vote in favour of the proposals of the Board of Directors on the business included on the agenda drafted, and against all other proposed resolutions included on the accompaniment to the agenda, if applicable, pursuant to Article 97.3 of the Corporations Law. Other provisions Where electronic means are used, only one electronic action may be performed for each type of operation (one vote and one proxy). Both proxies conferred and votes cast remotely will be rendered void if the shares conferring the right of attendance are disposed of and the Company is apprised thereof. The safekeeping of electronic signatures for voting or granting proxies by electronic means is the sole responsibility of Shareholders. Special rules Shareholders who are legal entities or who are not resident in Spain must contact the Shareholder Information Hotline on 900 666 900 to ascertain whether the mechanisms for remote voting and proxies can be adapted to their specific circumstances, with the due safeguards. Likewise, if the Shareholder is a legal entity, it must notify the Company of any modification or revocation of the powers held by its representative and, therefore, ENDESA accepts no liability whatsoever until such notice is served. TECHNICAL INCIDENTS ENDESA reserves the right to modify, suspend, cancel or restrict the mechanisms for electronic voting and proxies where technical or security reasons so require. ENDESA shall accept no liability for any loss incurred by Shareholders as a result of breakdown, overload, line failure, connection fault, postal service malfunctioning, or any other eventuality of the same or a similar nature beyond the control of ENDESA and preventing the use of the remote voting and proxy mechanisms.

RELEVANT EVENTS AND OTHER NOTICES TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION The relevant events and other notices disclosed and given by ENDESA are available to the Shareholders on the Company website (www.endesa.es) and on the Spanish National Securities Market Commission website (www.cnmv.es): Corporate Governance Report 31 endesa06 Record Date Number Filed Summary of Content 79731 27/04/2007 Enel forwards CNE decision regarding its stake in ENDESA. 79434 24/04/2007 Caja Madrid sends Amendment to Schedule 13D filed with SEC. 23269 24/04/2007 ENDESA announces release of non-audited 1Q07 results scheduled for 05/04/07. 79150 16/04/2007 Enel announces it has filed Amendments 7, 8, and 9 to Schedule 13D / A and Schedule TO forms with the U.S. Securities and Exchange Commission on 10, 12 and 13 April 2007. 78996 11/04/2007 Acciona and Enel submit guarantees for their takeover bid for ENDESA. 78994 11/04/2007 The Company issues press release on the takeover bids for the Company. 78975 11/04/2007 Acciona and Enel submit takeover bid for ENDESA. 78974 11/04/2007 Acciona and Enel submit takeover bid for ENDESA. 78973 11/04/2007 The CNMV suspends trading in ENDESA shares on account of takeover bid submitted by Acciona, S.A. and Enel Energy Europe. 78922 10/04/2007 CNMV announces outcome of takeover bid submitted by E.ON Zwölfte Verwaltungs GmbH for ENDESA, S.A. 78885 04/04/2007 Acciona releases full appendices of its agreement with Enel and E.ON. 23169 04/04/2007 Enel announces it has filed Amendment 6 to Schedule 13D/A with the U.S. Securities and Exchange Commission. 78794 03//04/2007 Enel releases full text of its agreement with E.ON and Acciona. 78781 03/04/2007 Enel issues Amendment to its agreement with Acciona and E.ON regarding a takeover bid for ENDESA. 78779 03/04/2007 Acciona issues Spanish translation of its agreement with E.ON and Enel. 78777 02/04/2007 Enel announces agreement reached with Acciona and E.ON regarding a takeover bid for ENDESA. 78775 02/04/2007 Acciona announces agreement reached with E.ON and Enel regarding ENDESA. 78773 02/04/2007 E.ON issues full text of agreement with Enel and Acciona. 78772 02/04/2007 E.ON announces an agreement reached with Acciona and Enel regarding a takeover bid for ENDESA. 23120 02/04/2007 E.ON issues press release on agreement with Enel and Acciona. 23119 02/04/2007 E.ON issues ad hoc Spanish translation of its announcement in Germany regarding its agreement with Enel and Acciona. 78705 30/03/2007 Enel releases Amendment to Schedule 13D filed with the SEC. 78681 30/03/2007 ENDESA issues fairness opinions regarding E.ON’s takeover bid following the price increase announced 26 March 2007. 78679 30/03/2007 ENDESA releases report by Board of Directors on takeover bid made by E.ON following the price increase announced on 26 March 2007.

Record Number	Date Filed	Summary of Content
78600	29/03/2007	Caja de Ahorros y Monte de Piedad de Madrid sends Amendment to Schedule 13D filed with SEC.
78599	29/03/2007	E.ON sends Amendment 24 to the Tender Offer Statement on Schedule TO regarding the Equity Swap undertaken with Caja Madrid, filed with the U.S. Securities and Exchange Commission. Translation of the Confirmation of Share Swap Transaction is also attached.
23031	29/03/2007	E.ON announces it filed a request with the Supreme Court to prohibit the takeover bid announced by Enel and Acciona for ENDESA.
78593	28/03/2007	State Holding Company *Sociedad Estatal de Participaciones Industriales* (SEPI) announces it decision to not take part in the IPO submitted by E.ON for ENDESA, S.A.
78586	28/03/2007	The CNMV announces the 28 March 2007 authorisation of the price increase offered by E.ON Zwölfte Verwaltungs GmbH in its takeover bid for ENDESA. It further announced a tentative schedule for the publication of the bid's outcome.
78563	28/03/2007	Spain's ENDESA and Greek company Mytilineos create the largest independent energy operator in the Greek market.
78528	27/03/2007	Enel files Schedule 13D/A on ENDESA, S.A. with the U.S. Securities and Exchange Commission (SEC).
78515	27/03/2007	E.ON acquires a 9.9% stake held by Caja Madrid in ENDESA by way of an Equity Swap transacted with the Spanish savings bank. According to the agreement, Caja Madrid will not sell its shares to E.ON in the current tender offer process.
78479	26/03/2007	Caja Madrid announces a formal equity swap transaction with E.ON, in which Caja Madrid will transfer its respective voting rights for a 9.936% stake in ENDESA's capital stock to E.ON for 2 years.
78473	26/03/2007	Enel attaches full text of its takeover agreement for ENDESA, S.A. undertaken with Acciona and Enel.
78465	26/03/2007	Enel, S.p.A. forwards agreement with Acciona to develop a joint management project for ENDESA.
78458	26/03/2007	The Company announces that its Board of Directors convened 26 March 2007 and unanimously agreed to endorse the takeover offer submitted by E.ON at Euro 40 per share, whose acceptance period closes 3 April 2007.
78452	26/03/2007	Acciona corrects part of the English translation of Relevant Event 78448.
78448	26/03/2007	Acciona and Enel enter into an agreement to develop a joint management project for ENDESA under the leadership of Acciona.
78447	26/03/2007	In follow-up to Relevant Event 78443, the full text of the takeover agreement for ENDESA, S.A. undertaken by Acciona and Enel is attached.
78445	26/03/2007	The CNMV decides to lift today's temporary suspension on ENDESA, S.A. trading as of 12:30pm, 26 March 2007.
78430	26/03/2007	E.ON 12 agreed to increase the final consideration included in its Offer to Euro 40 per share and ADS, an all-cash price.
78427	26/03/2007	E.ON announces that the Company's corporate bodies are meeting at this time to evaluate a potential increase in its Offer price.
78424	26/03/2007	The CNMV decides to temporarily suspend trading in ENDESA shares by the CNMV, with immediate effect, until relevant information on the Company is disseminated.
22996	26/03/2007	E.ON issues a press release on the launch of legal action against Enel and Acciona.
78407	23/03/2007	The Directorate General of Markets and Investors submits the following proposal in response to the lift on trading to the Chairman of the Spanish National Securities Market Commission, who in virtue of the powers vested in him by the National Commission Council on 30 January 2007, stated: "Once the decision of the National Securities Market Commission Council was issued on 23 March 2007, the CNMV decided to lift the suspension on trading in ENDESA, S.A. shares and derivative contracts for the shares as of Monday, 26 March 2007 at 08:30am."
78381	23/03/2007	Enel releases information on talks with Acciona for the potential development of a joint project for ENDESA, S.A.

32 Annual Report 2006

endesa06

Record Number	Date Filed	Summary of Content
78379	23/03/2007	Acciona releases information on talks and contacts regarding E.ON's takeover bid and potential alternatives to the offer.
78378	22/03/2007	The Directorate General of Markets submits the following proposal in response to the suspension of trading in ENDESA shares to the Chairman of the Spanish National Securities Market Commission, who in virtue of the powers vested in him by the National Commission Council on 30 January 2007, decided: "To temporarily suspend trading, effective immediately, until any information received by ENDESA from various corporate entities, whether from Enel individually or jointly with Acciona, is clarified."
78364	22/03/2007	Caja Madrid announces that its Board of Directors has been called to meet next Monday, 26 March, at 5:00pm. to discuss the "RESOLUTIONS ON CAJA MADRID'S STAKE IN ENDESA" as the item of business on its agenda.
78344	22/03/2007	E.ON, as indicated under section 6 of the introductory portion of the Offer Prospectus, announces that today, E.ON AG published the announcement of the U.S. offer attached to this relevant event in the Wall Street Journal in the United States. Note that the publication of this notice is not indicative as to whether E.ON 12's final decision will be to waive its condition requiring the acquisition of a minimum number of shares set forth in the Offer Prospectus or not.
22949	15/03/2007	Enel issues Amendment 2 to Schedule 13D / A filed with the U.S. Securities and Exchange Commission (SEC).
78077	13/03/2007	Enel issues Schedule 13D / A filed with the U.S. Securities and Exchange Commission (SEC).
78041	12/03/2007	Enel Energy Europe S.r.L., a subsidiary of the Enel Group, in follow-up to the Relevant Event published today (Relevant Event 78035), announces that following the share swap agreement signed with Mediobanca today for 31,500,000 ENDESA, S.A. shares, the total number of shares for which it has purchased a hedge against a potential risk of fluctuation in share swap agreements is 158,601,597, which accounts for a 14.98% stake in ENDESA, S.A. In turn, Enel Energy Europe S.r.L., a wholly owned subsidiary of Enel S.p.A., holds a total of 105.800,000 shares (equivalent to 9.993%) of ENDESA, S.A.
78035	12/03/2007	Enel Energy Europe S.r.L., a wholly owned subsidiary of Enel, formalised a share swap transaction with Mediobanca for a maximium of 31,500,000 ENDESA, S.A. shares.
77997	12/03/2007	Enel releases a Schedule 13D filed with the U.S. Securities and Exchange Commission (SEC).
77866	07/03/2007	The Company announces that the Board of Directors of ENDESA decided to cancel the Extraordinary General Shareholders' Meeting that had been scheduled for 20 March 2007, at first call, and for the following day at second call.
77835	07/03/2007	E.ON issues a public statement reiterating the content of Relevant Event 77834, published 06 March 2007.
77834	06/03/2007	E.ON 12 announces that it is waiving one of the conditions contained in the Offer Prospectus to which the Offer was initially subject that stated: that, prior to the close of the acceptance period for the Offer, the General Shareholders' Meeting of ENDESA will shall adopt any resolutions necessary to modify specific articles of its corporate bylaws and such resolutions shall be enrolled on the Commercial Registry of Madrid. Consequently, the offer is only conditioned upon the acquisition of a minimum of 529,481,934 shares of ENDESA, representing 50.01% of its capital stock. The remaining terms of the Offer remain unchanged.
77650	02/03/2007	Enel Energy Europe S.r.L., a wholly owned subsidiary of Enel, formalised a share swap transaction with Mediobanca for a maximum of 4,500,000 ENDESA, S.A. shares.
77635	02/03//2007	Enel announces that Enel Energy Europe S.r.L., a wholly owned subsidiary of ENEL, has effected a share swap transaction with Mediobanca for a maximum of 48,488,949 ENDESA, S.A. shares.
77624	01/03/2007	Enel announces that it has filed an authorisation request to acquire a sum of ENDESA, S.A. shares that will represent more than 10% of its share capital but up to the limit after which a takeover bid would be required, that is, 24.9999%, at present, or the percentage determined by law or regulation at the time at which the acquisition requested is completed.
77562	01/03/2007	Enel Energy Europe S.r.L., a wholly owned subsidiary of ENEL, formalises a share swap transaction with UBS Limited for a maximum of 74,112,648 ENDESA, S.A. shares.
77533	28/02/2007	Enel, S.p.A. issues its response to the request for information issued by the CNMV.

Corporate Governance Report | 33

Record Number	Date Filed	Summary of Content
77514	28/02/2007	The Directorate General of Markets and Investors submits the following proposal in response to the lifting of the suspension on trading to the Chairman of the Spanish National Securities Market Commission, who in virtue of the powers vested in him by the National Commission Council on 30 January 2007, states: "With a view to not harming the liquidity of Spanish markets compared to other international markets where ENDESA, S.A. shares are traded, and despite not yet having received the response of Enel to the request made publicly by CNMV this morning, the CNMV has decided to lift the suspension on the trading of ENDESA, S.A. shares and derivative contracts for the shares at 3:00pm (with a pre-opening period from 2:00pm to 3:00pm). Nevertheless, the CNMV would like to state that it will review, in conjunction with the U.S. Securities and Exchange Commission (SEC), its potential response to specific questions formulated by both regulatory bodies. The CNMV is likely to issue an additional statement prior to the start of trading on Thursday, 1 March."
77489	28/02/2007	A request for information is sent by the CNMV to Enel, S.p.A. regarding its purchase of ENDESA, S.A. shares.
77483	28/02/2007	The Enel Group does not rule out increasing its stake in ENDESA, S.A. to a percentage that will not require a takeover bid to be formulated. The acquisition of this minority stake in ENDESA is part of Enel's strategy to strengthen its position in the Spanish and European electricity market.
77473	28/02/2007	Enel, S.p.A. announces it has acquired 105,800,000 shares of ENDESA, S.A., representing 9.99% of its capital stock, at a price of Euro 39 per share.
22850	28/02/2007	E.ON announces that it will remain steadfast with its offer for ENDESA as it currently stands, regardless of the purchase, as affirmed, of shares by Enel.
77466	27/02/2007	The Directorate General of Markets submits the following proposal in response to the suspension of trading of ENDESA shares to the Chairman of the Spanish National Securities Market Commission, who in virtue of the powers vested in him by the National Commission Council on 30 January 2007, states: "To temporarily suspend trading, effective immediately, until the circumstances of a potential purchase of a significant block of ENDESA, S.A.'s shares by Italian utility Enel S.p.A. are clarified."
22814	26/02/2007	The Company issues Schedule 14D-9/A filed with the U.S. Securities and Exchange Commission (SEC).
77110	22/02/2007	The Company releases information on 2H06 results.
22785	22/02/2007	Company presentation on 2006 results.
22784	22/02/2007	The Company announces that it will report FY2006 results on Thursday, 22 February.
22783	22/02/2007	The Company releases a report on its Business Performance.
22749	16/02/2007	Caja de Ahorros y Monte de Piedad de Madrid release Schedule 13D filed with the Securities and Exchange Commission (SEC).
22748	16/02/2007	ENDESA releases Schedule 14D-9A filed with the U.S. Securities and Exchange Commission (SEC).
76753	13/02/2007	The CNMV announces that the acceptance period for the takeover bid submitted by E.ON Zwölfte Verwaltungs GmbH for ENDESA, S.A has been extended.
76447	08/02//2007	The Company releases proposals by the Board of Directors to the Extraordinary General Shareholders' Meeting, which will be held on 20 March 2007.
22708	08/02//2007	The Company releases Schedule 14D-9/A filed with the U.S. Securities and Exchange Commission (SEC).
76412	07/02/2007	The Company releases the fairness opinions issued by ENDESA's financial advisors.
22683	07/02/2007	E.ON issues a press release demonstrating the favourable opinion of ENDESA's Board of E.ON's offer.
76363	06/02//2007	The Company announces that an Extraordinary General Shareholders' Meeting will be convened. Agenda of the meeting attached.
76362	06/02/2007	The Company releases the report by the Board of Directors of ENDESA, S.A. on the takeover bid submitted by E.ON Zwölfte Verwaltungs GmbH.
76360	06/02/2007	The CNMV announces that the modification to the takeover bid submitted by E.ON Zwölfte Verwaltungs GmbH for ENDESA was authorised as of 6 February 2007.

34 | Annual Report 2006

endesa06

Record Number	Date Filed	Summary of Content
22652	06/02/2007	Acciona releases the Southern District of New York Court Resolution dated 5 February 2007.
76222	02/02/2007	Sealed envelope bids for ENDESA, S.A. are opened
76221	02/02/2007	The Directorate General of Markets and Investors submits the following proposal in response to the suspension and lifting of this suspension of trading to the Chairman of the Spanish National Securities Market Commission, who in virtue of the powers vested in him by the National Commission Council on 29 June 2006, agrees: To temporarily suspend trading in ENDESA shares, effective immediately, until relevant information on the Company is disseminated. The suspension of trading will be lifted at 8:30am on 5 February 2007.
22643	02/02/2007	E.ON publishes a call notice for a conference.
22642	02/02/2007	E.ON will present today its final offer for ENDESA to the CNMV.
76182	01/02//2007	Gas Natural announces that the Board of Directors of Gas Natural SDG, S.A. at its meeting held today, unanimously agreed to approve the decision to withdraw its takeover offer for ENDESA, S.A. announced 5 September 2005 and authorised by the Spanish National Securities Market Commission 27 February 2006 under Article 36.1 of Royal Decree 1197/1991 of 16 July governing takeover offers.
22636	01/02//2007	Gas Natural announces its position in relation to the Tender process for ENDESA, S.A.
76108	31/01//2007	E.ON releases the Spanish translation of the information sent to the SEC and published on 26 January 2007 under Relevant Event 76033.
22609	30/01/2007	Acciona releases Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (SEC).
22601	29/01/2007	Communication by ENDESA on the information published today in the daily El Pais regarding the confidentiality agreement signed between ENDESA and E.ON.
22597	29/01/2007	The Company forwards Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (SEC).
76033	26/01//2007	E.ON releases information relating to its takeover bid for ENDESA filed with the SEC.
76031	26/01/2007	E.ON releases significant information filed with the SEC.
22586	26/01/2007	E.ON announces that it has received notice from the CNMV that the suspension of the two offers made for ENDESA has been lifted. Now, both competitors must submit their final offers in a sealed envelope by Friday, 2 February 2007.
75995	25/01/2007	The CNMV announces the acceptance period for the competing offers made for ENDESA, S.A. and the requirements for the submission of improvements in the offers in a sealed envelope.
75907	25/01/2007	The Company announces payment of interest on O0003E bonds for the period between 25 February 2006 and 25 February 2007.
75864	24/01/2007	The Company makes a presentation of 2006 forecasts and 2009 targets.
22554	24/01/2007	The Company issues information on FY2006 results and its strategic objectives for 2009.
22464	22/01/2007	ENDESA announces a presentation to be given to market on 24 January 2007.
22394	19/01/2007	Document released by ENDESA in response to the statements made by Gas Natural on access to certain information related to the takeover offer.
74850	02/01/2007	E.ON, as indicated under section 2.2 of the Offer Prospectus for ENDESA and as a result of the dividend paid today by the Company, announces a reduction in the consideration made in its offer.
22012	14/12/2006	E.ON issues a press release on its investment plan through 2009.
22011	14/12/2006	ENDESA's Board of Directors, at its meeting on 24 October 2006, has ruled to pay a gross interim dividend charged against 2006 earnings of Euro 0.5 per share. As a result, ENDESA shares will go ex-dividend on 2 January 2007.
73421	05/12/2006	Acciona, S.A. and Finanzas Dos, S.A. releases Schedule 13D filed with the U.S. Securities and Exchange Commission (SEC) regarding its investment in ENDESA.
72905	21/11/2006	ENDESA releases a report by the Board of Directors on the takeover bid made by E.ON Zwölfte Verwaltungs GmbH.

Corporate Governance Report | 35

Record Number	Date Filed	Summary of Content
72900	21/11/2006	Finanzas Dos, S.A., a wholly owned subsidiary of Acciona, S.A., has acquired 3,891,248 shares of ENDESA, S.A., which represents a 0.37% stake at an average price of Euro 35.9332 per share. Its total stake as of today totals 20% of ENDESA, S.A.'s capital stock.
72727	20/11/2006	The CNMV announces that the acceptance period for the takeover bid submitted by E.ON Zwölfte Verwaltungs GmbH for ENDESA, S.A has been temporarily suspended.
21862	17/11/2006	E.ON issues a press release on the progress made on its offer for ENDESA, S.A.
72613	16/11/2006	ENDESA will present a request on 17 November before the Third Circuit of the Supreme Court to modify and, as a result, lift the injunction against the ruling made by the Spanish Council of Ministers on 3 February 2006 authorising Gas Natural SDG S.A. to take exclusive control of ENDESA.
72583	16/11/2006	The CNMV announces that the takeover bid submitted by E.ON Zwölfte Verwaltungs GmbH for ENDESA has been authorised on 16 November 2006.
72282	10/11/2006	Acciona, S.A. announces that, now the mandatory administrative authorisation has been obtained from the Spanish National Energy Commission to increase its stake in ENDESA, S.A. to a percentage that will not require the submission of a takeover bid, Acciona, S.A. has acquired in the market 101,983,965 shares of ENDESA, S.A., in the amount of Euro 3,633,097,166 (Euro 35.6242 per share). As of today, Acciona, S.A.'s stake totals 19.63% of ENDESA, S.A.'s share capital.
21790	06/11/2006	E.ON announces a press conference to be held on 6 November 2006 at 1:00pm.
21788	06/11/2006	E.ON accepts the decision of the Spanish Industry Ministry regarding the CNE's conditions.
21785	06/11/2006	E.ON issues a press release regarding its offer for ENDESA, S.A.
71866	25/10//2006	The Company releases information on 3Q06 results.
21691	25/10/2006	ENDESA S.A.'s Board of Directors, at its meeting held on 24 October 2006, agrees to pay its shareholders a gross interim dividend against 2006 earnings of Euro 0.50 per share.
21689	25/10/2006	ENDESA, S.A. makes a presentation on its 3Q06 results.
21687	24/10/2006	The Company awards Banesto and BNP Paribas the right to receive its 2005 tariff deficit.
21686	24/10/2006	ENDESA announces a presentation to the market on 25 October 2006.
21676	23/10/2006	E.ON has successfully completed the under-underwriting process for a new syndicated loan and guarantee facility in the amount of Euro 37.1 billion.
71727	20/10/2006	At the request of the CNMV, Acciona reconfirms, as of today, it is not in talks with nor has it reached any agreement with E.ON, and that it is not considering selling its stake in ENDESA, S.A.
71501	16/10/2006	Acciona releases information relating to the proceedings initiated by E.ON against Acciona, S.A. and Finanzas Dos, S.A. with the Southern District Court of New York.
21641	16/10/2006	Acciona issues a press release on the complaint filed by E.ON with U.S. Courts.
21586	02/10/2006	E.ON submits its offer prospectus to the CNMV for final approval.
71152	27/09/2006	Acciona, S.A. announces that it has purchased a financial hedge to offset the risk of fluctuation in the purchase price of 1.318% of ENDESA, S.A.'s share capital in the event its share price varies from Euro 34.79.
71099	27/09/2006	The CNMV decides to temporarily suspend trading in ENDESA shares with immediate effect, until relevant information on the Company is disseminated. The suspension on trading is lifted at 09:30am today.
71095	26/09/2006	E.ON announces its intention to increase the consideration provided in its takeover offer for ENDESA at Euro 35 per share, discounting dividends, if applicable.
71093	26/09/2006	E.ON announces that it is evaluating the purchase of ENDESA shares made by Acciona.
71092	26/09/2006	E.ON issues a press release indicating that it is satisfied with European Commission's decision on conditions imposed by the CNE today.
71078	26/09/2006	E.ON reiterates its firm commitment to its offer for ENDESA, S.A.

36 | Annual Report 2006

endesa06

Record Number	Date Filed	Summary of Content
71077	26/09/2006	Acciona releases additional information regarding the purchase of a 10% stake in ENDESA, S.A.
71076	26/09/2006	The CNMV decides to lift as of 12:40pm today the temporary suspension placed on ENDESA, S.A. shares today after sufficient information on the circumstances that called for the suspension was released to the public, the Stock markets and the CNMV.
71041	26/09/2006	Acciona releases additional information regarding the purchase of a 10% stake in ENDESA, S.A.
71039	26/09/2006	Acciona releases additional information regarding the acquisition of a 10% stake in ENDESA, S.A.
71038	26/09/2006	Acciona issues a press release on the acquisition of a 10% stake in ENDESA, S.A.
71034	26/09/2006	The CNMV decides to temporarily suspend, trading in ENDESA, S.A. shares, effective immediately. The CNMV decides to temporarily suspend, effective immediately, trading in ENDESA, S.A. shares under Article 33 of Securities Law 24/1988 of 28 July until relevant information regarding the acquisition of a significant stake in the Company by Acciona, S.A. is disseminated.
71033	25/09/2006	Acciona, S.A. acquires ENDESA, S.A. shares equivalent to 10% of the Company's capital stock.
21355	18/09/2006	ENDESA purchases two combined cycle plants in Italy.
69609	11/08/2006	E.ON announces that it has filed an appeal today with the Ministry of Industry, Tourism and Commerce against the decision adopted by the CNE on 27 July 2006 authorising the takeover bid on ENDESA subject to specific conditions.
69424	07/08/2006	ENDESA's Board of Directors, following relevant advice, and in order to defend the Company's value and its shareholders' interests, unanimously resolves to appeal against the resolution adopted by the National Energy Commission on 27 July 2006.
69325	02/08/2006	E.ON 12 announces that having lodged an appeal against the resolution adopted by the CNE on 27 July 2006 authorising the Offer for ENDESA does not imply in any way that E.ON 12 is withdrawing its Offer, whose terms which were made public remain unchanged.
69293	01/08/2006	E.ON announces that, following a preliminary evaluation of the Spanish National Energy Commission's (CNE) authorisation of the takeover offer for ENDESA formulated in February, it has decided to file an appeal with the Ministry of Industry.
69215	28/07/2006	E.ON issues press release regarding the CNE's decision concerning its offer for ENDESA.
69171	28/07/2006	Official response by the CNE regarding the administrative authorisation requested by E.ON 12 for a tender offer for ENDESA, S.A.
69169	28/07/2006	The CNMV decides to temporarily suspend, effective immediately, under Article 33 of Securities Market Law 24/1988 of 28 July, trading in ENDESA, S.A. shares until the official response of the Spanish National Energy Committee to the administrative authorisation requested by E.ON 12 to issue a tender offer for ENDESA, S.A. is released. The suspension on trading is lifted at 10:00am today.
21175	27/07/2006	ENDESA announces that Director José Manuel Fernández Norniella has become a non-independent external director.
68955	25/07/2006	ENDESA sells real estate assets in Palma de Mallorca to the Neinver Group worth Euro 240 million.
68922	25/07/2006	The Company releases information on 1H06 results.
21083	25/07/2006	ENDESA releases information sent to the SEC regarding the European Court of First Instance's dismissal of its appeal against the European Union's decision not to assume jurisdiction in Gas Natural's offer.
21071	25/07/2006	The Company issues additional information on 1H06 results.
21070	25/07/2006	ENDESA, S.A. issues a press release on 1H06 results.
21069	25/07/2006	The Company makes a presentation on 1H06 results.
21021	18/07/2006	The Company releases information on the presentation of its 1H06 results to be given on Tuesday, 25 July 2006.
21008	12/07/2006	Press release: ENDESA, S.A. is set to improve its competitive position and meet the targets set down in its strategic plan under the auspices of the new national allocation plan for emission rights.

Corporate Governance Report | 37

Record Number	Date Filed	Summary of Content
68379	06/07/2006	International Finance Corporation (IFC) acquires 2.7% of Endesa Brasil.
68295	03/07/2006	E.ON 12 announces that, as indicated in the Relevant Event of 21 February 2006, should ENDESA pay a dividend between the date when the Offer is submitted and the date when it is settled, the consideration offered will decrease proportionately to the gross dividend paid out. ENDESA today paid a gross dividend of Euro 2.095 per share. Consequently, the consideration included in the Offer shall be reduced by Euro 2.095 per share.
68293	03/07/2006	Gas Natural SDG, S.A. announces that, pursuant to section 2.2.1 of the Takeover Offer Prospectus for ENDESA, S.A. formulated by Gas Natural SDG, S.A. (the Offer), the consideration provided in the Offer has been automatically adjusted in response to today's payment of an additional gross dividend in the amount of Euro 2.095 share approved by the Annual General Shareholders' Meeting of ENDESA, S.A. on 25 February 2006.
20968	03/07/2006	ENDESA announces that it will issue an additional dividend of Euro 2.095 per share on 3 July 2006.
20882	21/06/2006	The Company forwards presentation: "ENDESA: world leader."
20870	19/06/2006	The Company announces that it will pay an additional dividend of Euro 2.095 per share on 3 July.
20824	09/06/2006	The Company makes a presentation on how the Balearic island system works.
20823	09/06/2006	ENDESA, S.A. makes a presentation on its non-mainland regulated generation business.
20821	08/06/2006	ENDESA, S.A. makes a presentation on Bolonia Real Estate.
20819	08/06/2006	ENDESA, S.A. makes presentation on ENDESA's sales management against the current backdrop of regulations and the market.
20817	08/06/2006	The Company issues a presentation on CO_2 and electricity markets and national allocation plans.
20815	08/06/2006	ENDESA, S.A. presentation on Meeting of Analysts in Palma de Mallorca.
20814	08/06/2006	Company presentation on the Situation and Outlook of Regulation in Spain.
66834	16/05/2006	The Company announces that at the Board of Directors meeting held on 12 May 2006, José Serna Masiá was appointed as Chairman of the Audit and Compliance Committee and Manuel Rios Navarro as Chairman of the Appointments and Compensation Committee.
66795	16/05/2006	The Company releases information on 1Q06 results.
20637	16/05/2006	Company presentation on 1Q06 results.
20635	16/05/2006	ENDESA, S.A. press release on 1Q06 results.
20403	21/04/2006	ENDESA, S.A. announces that it will release its 1Q06 results on 16 May 2006.
20350	06/04/2006	The Company releases Schedule 14D-9/A filed with the U.S. Securities and Exchange Commission (SEC).
20333	03/04/2006	The Company releases the Spanish translation of the speech made by Rafael Miranda included with the Schedule 14D-9/A filed with the U.S. Securities and Exchange Commission (SEC).
20320	03/04/2006	The Company releases Schedule 14D-9/A filed with the U.S. Securities and Exchange Commission (SEC).
65411	31/03/2006	The Company announces that the Board of Directors of ENDESA has unanimously adopted the following resolutions regarding the Ruling issued by the Madrid Mercantile Court No. 3 on 21 March 2006.
65091	21/03/2006	The Company announces that the Madrid Mercantile Court No. 3 has considered the request for an injunction made by ENDESA against Gas Natural SDG and Iberdrola as of 21 March 2006.
20189	13/03/2006	The Company releases Schedule 14D-9/A filed with the U.S. Securities and Exchange Commission (SEC).
64810	08/03/2006	The Company announces the composition of the Board of Directors, its Executive Committee, the Audit and Compliance Committee and the Appointments and Compensation Committee.
64804	08/03/2006	The Company releases Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (SEC).

38 | Annual Report 2006

endesa06

Record Number	Date Filed	Summary of Content
64791	07/03/2006	The Company issues the report by the Board of Directors of ENDESA, S.A. on the takeover bid submitted by Gas Natural SDG, S.A.
20144	02/03/2006	Company presentation on the 2006 General Shareholders' Meeting (in Spanish).
20143	02/03/2006	Company presentation on the 2006 General Shareholders' Meeting (in English).
64467	28/02/2006	The Company announces departure of Francisco Núñez Boluda as a member of the Board of Directors.
20118	28/02/2006	The Company releases Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (SEC).
64411	27/02/2006	The CNMV announces that the takeover bid by Gas Natural SDG, S.A. for ENDESA has been authorised on 27 February 2006.
64372	27/02/2006	The Company publishes the resolutions adopted at the Annual General Shareholders' Meeting held on 25 February 2006.
64216	21/02/2006	E.ON publishes the text of the conference given in Madrid on 21 February 2006 by Dr. Wulf H. Bernotat, on its offer for ENDESA, S.A.
64215	21/02/2006	E.ON publishes the presentation on its offer for ENDESA, S.A.
64214	21/02/2006	E.ON announces cash offer in the amount of approximately Euro 29.1 billion for ENDESA.
64213	21/02/2006	E.ON Zwölfte Verwaltungs GmbH, a wholly owned subsidiary of German utility E.ON AG, files an authorisation request with the CNMV concerning a takeover offer for ENDESA, S.A.
64212	21/02/2006	The CNMV decides to temporarily suspend, effective immediately, trading in ENDESA, S.A. shares, after a formal request and additional documentation were filed today with the Spanish National Securities Market Commission regarding a takeover offer for the Company in competition with the offer submitted on 5 September 2005 by Gas Natural, SDG. This decision is separate from what the National Commission will decide regarding the authorisation request for the takeover offer for ENDESA, S.A., formulated by E.ON Zwölfte Verwaltungs GmbH. The suspension is lifted at 10:00am today.
20023	21/02/2006	ENDESA, S.A. releases the considerations of the Board of Directors on the takeover bid for ENDESA submitted by E.ON.
20005	20/02/2006	The Company releases Schedule 14D-9C filed with the U.S. Securities and Exchange Commission (SEC).
19972	15/02/2006	The Company releases Schedule 14D-9C filed with the U.S. Securities and Exchange Commission (SEC).
19943	09/02/2006	The Company pupblishes advertising campaign documentation filed with the U.S. Securities and Exchange Commission (SEC).
19908	06/02/2006	The Company announces that in the wake of the Council of Minister's decision to approve the takeover of ENDESA by Gas Natural, the Executive Committee of ENDESA's Board of Directors has decided to appeal against this ruling at the Supreme Court.
63835	03/02/2006	Resolution of the Spanish Council of Ministers on the Tender Offer by Gas Natural for ENDESA.
19865	25/01/2006	The Company announces that it will pay the interest on O0003E bonds for the period between 25 February 2005 and 25 February 2006 in the gross unit amount of Euro 4,200 on 27 February 2006.
63514	23/01/2006	The Company issues documentation that as of today, it is at the disposal of ENDESA shareholders regarding the Annual General Shareholders' Meeting scheduled for 25 February at second call.
63434	19/01/2006	ENDESA, S.A. issues its 2005 Corporate Governance Report.
19841	19/01/2006	The Company issues the transcript of an interview conducted by Cantos Communications with ENDESA regarding 2005 earnings.
63399	18/01/2006	ENDESA, S.A. releases information on 2H05 results.
19820	18/01/2006	The Company announces a presentation given to the market to be held on 18 January 2006.
19819	18/01/2006	Company presentation on 2005 results.

Corporate Governance Report | 39

19818 18/01/2006 ENDESA, S.A. releases information on its results between January and December 2005. 63372 17/01/2006 The Company releases the Agenda of the Annual General Shareholders’ Meeting, with first call on 24 February 2006 and second call on 25 February 2006. 19811 16/01//2006 ENDESA, S.A. publishes advertising campaign information filed with the U.S. Securities and Exchange Commission (SEC) that will appear in foreign media. The obligation to disclose relevant events on the Company website is imposed by Law 26/2003 of 17 July, amending Securities Market Law 24/1988 of 28 July, and the Revised Corporations Law, with a view to reinforcing the transparency of listed corporations, and, lastly, Order ECO/3722/2003 of 26 December on annual corporate governance reports and other reporting instruments of listed corporations and other entities, which regulates the minimum disclosure of webpages of listed corporations and which empowered the National Securities Market Commission to determine the technical and legal specifications and the information that must be included, in line with Spanish National Securities Market Commission Circular 1/2004 of 17 Record Date Number Filed Summary of Content

FEES PAID TO EXTERNAL AUDITORS The fees paid to the various auditors of both ENDESA, S.A. and its subsidiaries in 2006 were as follows: ENDESA, S.A. Audit by Deloitte of the financial statements: Euro 5,683,811. Other audits and audit-related services performed by Deloitte: Euro 228,196. Other non-audit services from Deloitte: Euro 1,286,937. Other reviews of the financial statements performed by other auditors: Euro 402,442. Other audits and audit-related services performed by other auditors: Euro 45,000. Other non-audit services performed by other auditors: Euro 619,200. SUBSIDIARIES Audit by Deloitte of the financial statements: Euro 4,943,902. Other audits and audit-related services performed by Deloitte: Euro 1,621,736. Other non-audit services from Deloitte: Euro 408,379. Audits of financial statements by other auditors: Euro 1,866,910. Other audits and audit-related services performed by other auditors: Euro 220,523. Other non-audit services performed by other auditors: Euro 443,882.

APPENDIX I MODEL OF ANNUAL CORPORATE GOVERNANCE REPORT FOR LISTED CORPORATIONS OF THE SPANISH NATIONAL SECURITIES MARKET COMMISSION Translation of a report originally issued in Spanish and filed with the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores - CNMV) in accordance with the formestablished by the CNMV via a protected file available in Spanish on its website. In the event of a discrepancy, the Spanish-language version prevails.

EXHIBIT I ANNUAL CORPORATE GOVERNANCE REPORT LISTED CORPORATIONS ISSUER’S PARTICULARS YEAR 2006 Tax ID no: A28023430 Corporate name: ENDESA, S.A. Registered office: RIBERA DEL LOIRA, 60 MADRID MADRID 28042 SPAIN endesa06

MODEL ANNUAL CORPORATE GOVERNANCE REPORT FOR LISTED CORPORATIONS

For an easier understanding of the model and its subsequent preparation, please read the instructions for filling out the model included at the end of this report.

A OWNERSHIP STRUCTURE

A.1. Fill out the following table on the Company's capital stock

Date of Last Modification	Capital Stock (euros)	Number of Shares
01/10/1999	1,270,502,540.40	1,058,752,117

If there are different classes of shares, indicate them in the following table:

Class	Number of Shares	Unit Par Value

A.2. List the direct and indirect owners of significant holdings in your company at year-end, excluding Directors:

Shareholder's Name or Corporate Name	Number of Direct Shares	Number of Indirect Shares (*)	Total as % of Capital Stock
CAJA DE AHORROS Y MONTE DE PIEDAD DE MADRID	105,197,057	0	9.936
FINANZAS DOS, S.A.	211,750,424	0	20.000
AXA, S.A.	4,639,809	52,006,286	5.350

(*) Through:

Name or Corporate Name of Direct Owner of Holding	Number of Direct Shares	As % of Capital Stock
AXA IM	4,573,843	0.432
AXA ROSENBERG	7,824,236	0.739
ACM	39,608,207	3.741
Total:	**52,006,286**	

Indicate the most significant variations in the Shareholder structure during the year:

Shareholder's Name or Corporate Name	Transaction Date	Transaction Description
FINANZAS DOS, S.A.	10/11/2006	Increase in shareholding to over 15%
CHASE NOMINEES LTD.	14/11/2006	Decrease in shareholding to below 5%
STATE STREET BANK AND TRUST CO	03/10/2006	Decrease in shareholding to below 5%

A.3. Fill out the following tables on the members of the Company's Board of Directors who own shares of the Company:

Name or Corporate Name of Director	Date of First Appointment	Date of Last Appointment	Number of Direct Shares	Number of Indirect Shares (*)	Total as % of Capital Stock
MANUEL PIZARRO MORENO	18/10/1996	27/05/2005	100,004	0	0.009
RAFAEL MIRANDA ROBREDO	11/02/1997	27/05/2005	7,585	0	0.001

Corporate Governance Report | 45

MIGUEL BLESA DE LA PARRA	06/11/2000	27/05/2005	600	0	0.000
RAFAEL GONZÁLEZ GALLARZA MORALES	19/06/1998	19/06/2003	3,300	0	0.000
JUAN RAMÓN QUINTÁS SEOANE	02/04/2004	02/04/2004	1,525	8,779	0.000
FRANCISCO JAVIER RAMOS GASCÓN	06/02/2001	27/05/2005	992	21,100	0.001
ALBERTO RECARTE GARCÍA- ANDRADE	27/05/2005	27/05/2005	250	8,583	0.002
MANUEL RÍOS NAVARRO	28/07/1998	19/06/2003	3,889	10,000	0.001
JUAN ROSELL LASTORTRAS	27/05/2005	27/05/2005	5	520	0.001
JOSÉ SERNA MASIÁ	07/02/2000	02/04/2004	16,976		0.002

(*) **Through:**

Name or Corporate Name of Direct Owner of Holding	Number of Direct Shares
ARALUZ DE INVERSIONES SICAV, S.A. – RAMOS GASCÓN	7,520
FAMILY HOLDING OF MR. RAMOS GASCÓN	1,259
RIMALO INVERSIONES SICAV, S.A. – MR. RÍOS NAVARRO	8,583
FAMILY HOLDING OF MR. SERNA MASIÁ	520
INVERSIONES GCU SICAV, S.A. - MR. RECARTE GARCÍA-ANDRADE	21,100
CIVISLAR, S.A. - MR. ROSELL LASTORTRAS	10,000
Total:	**48,982**

Total capital stock in possession of Board of Directors (%)	0.017

Fill out the following tables on the members of the Company's Board of Directors who hold rights over shares of the Company:

Name or Corporate Name of Director	Number of Direct Options	Number of Indirect Options	Number of Equivalent Shares	Total as % of Capital Stock

A.4. Indicate, as appropriate, any relationships of a family, commercial, contractual or corporate nature existing between the owners of significant holdings, insofar as they are known to the Company, unless they have scant relevance or arise from the ordinary course of business:

Name or Corporate Name of Related Person	Type of Relationship	Brief Description

A.5. Indicate, as appropriate, any relationships of a commercial, contractual or corporate nature existing between the owners of significant holdings and the Company, unless they have scant relevance or arise from the ordinary course of business:

Name or Corporate Name of Related Person	Type of Relationship	Brief Description

46 | Annual Report 2006

A.6. Indicate any side agreements between Shareholders that have been disclosed to the Company: Parties to Side Agreement % of Capital Stock Affected Brief Description of Agreement Indicate, as appropriate, any concerted action among the Company’s Shareholders that is known to the Company: Persons Involved in Concerted Action % of Capital Stock Affected Brief Description of Concerted Action Expressly indicate any amendment to or termination of such agreements or concerted action during the year: A.7. Indicate whether there is any individual or legal entity that exercises, or can exercise, control over the Company, in accordance with Article 4 of the Securities Market Law: Name or Corporate Name Comments A.8. Fill out the following tables on the Company’s treasury stock: At year-end: Number of Direct Shares Number of Indirect Shares (*) Total as % of Capital Stock 0 0 0,000 (*) Through: Name or Corporate Name of Direct Owner of Holding Number of Direct Shares Total: Give details of any significant variations during the year, in accordance with Royal Decree 377/1991: Date Number of Direct Shares Number of Indirect Shares Total as % of Capital Stock A.9. Give details of the conditions and time period(s) of any authority (authorities) from the Shareholders’ Meeting for acquisitions or transfers of treasury stock as referred to in A.8. The Company may carry out transactions involving treasury stock under the following authorisations: - Resolution adopted by the Shareholders’ Meeting held on 27 May 2005: “To revoke and render void the authority for the derivative acquisition of shares of the Company granted by the Annual Shareholders’ Meeting held on 2 April 2004.

To grant a new authority for the derivative acquisition of treasury stock, as well as pre-emptive rights of subscription of treasury stock, in accordance with Article 75 of the Corporations Law, on the following conditions: a) Acquisitions may be made by any legally permitted means, directly by ENDESA, S.A. itself, by companies of its Group, or by an interposed person, up to the maximum figure permitted by the Law. b) Acquisitions shall be made at a minimum price per share of its par value and a maximum price equal to its market price plus an additional 5%. c) The term of this authority shall be 18 months.”  Resolution adopted by the Shareholders’ Meeting held on 25 February 2006: I- "To revoke and render void the authority for the derivative acquisition of shares of the Company granted by the Annual Shareholders’ Meeting held on 27 May 2005. II- To grant a new authority for the derivative acquisition of treasury stock, as well as pre-emptive rights of subscription of treasury stock, in accordance with Article 75 of the Corporations Law, on the following conditions: a) Acquisitions may be made by any legally permitted means, directly by ENDESA, S.A. itself, by companies of its Group, or by an interposed person, up to the maximum figure permitted by the Law. b) Acquisitions shall be made at a minimum price per share of its par value and a maximum price equal to its market price plus an additional 5%. c) The term of this authority shall be 18 months. III- Acquisitions may only be made following the publication of the outcome of the take over bid made by Gas Natural SDG S.A. for ENDESA S.A.’s shares, or, if appropriate, from the moment in which the take over bid is deemed to be invalid for any reason (or if a rival bid is launched), in accordance with applicable securities market legislation”. A.10. Indicate, as appropriate, any statutory or bylaw restrictions on the exercise of voting rights, and any statutory restrictions on the acquisition or transfer of holdings in the capital stock: Statutory and bylaw restrictions on the exercise of voting rights: The restriction on voting rights is established in Article 32 of the Corporate Bylaws: “Shareholders will be entitled to one vote for each share that they hold or represent, except for non-voting shares, which will be governed by the provisions of Article 8 of the Bylaws. As an exception to the provisions of the preceding sentence, no Shareholder may, in relation to the shares held by him/her, cast a number of votes higher than that corresponding to 10 percent of the total voting capital stock existing from time to time even if the shares held by him/her exceed 10 percent.

To compute the maximum number of votes that each Shareholder can cast and for the purposes of the foregoing provision, the shares held by each of them must be included, but shares corresponding to other Shareholders who have granted a proxy to that Shareholder will not be included, without prejudice to the same 10 percent limit on votes corresponding to the shares held by each of the Shareholders granting a proxy also applying to them individually. The limitation described in the preceding paragraphs will also apply to the maximum number of votes which can be cast by two or more corporate Shareholders belonging to the same group of entities, whether jointly or separately, as well as to the maximum number of votes which can be cast by an individual Shareholder and any shareholding entity or entities controlled by that individual, whether jointly or separately. For the purposes stated in the preceding paragraph, to consider whether a group of entities exists, regard must be had to Article 4 of the current Securities Market Law of July 28, 1988, and it will be deemed that an individual controls one or more entities if, in the relationship between that individual and the entity or entities in question, any of the circumstances of control that a controlling entity is required to have under Article 4 of the aforementioned Law with respect to its controlled entities exists. Likewise, for the purposes of this Article, the relationship between any individual or corporate Shareholder and interposed, fiduciary or like persons or entities that are in turn Shareholders of the Company, as well as funds, investment institutions or similar entities that are also Shareholders of the Company, or other Shareholders through voting trust agreements, will be equated to the relationship of control in Article 4 of the Securities Market Law if the exercise of the voting rights attaching to the shares held by such persons or entities is determined directly or indirectly by the Shareholder in question. The Chairman of the Board of Directors may request any Shareholder, in the days prior to the date for holding the Shareholders’ Meeting on first call, to notify the Company through its Chairman, within not more than 48 hours, of the shares held by him/her directly and held by other persons or entities controlled directly or indirectly by the Shareholder in question, and the Chairman may make such comments as he/she sees pertinent when the Shareholders’ Meeting is convened to ensure compliance with the Bylaws in relation to the exercise of voting rights by the Shareholders. Shares that belong to the same holder, to a group of entities or to an individual or legal entity, and to entities controlled by such individual or legal entity, will be fully computable among the shares attending the Shareholders’ Meeting to achieve the capital stock quorum necessary to validly convene the Meeting, but at the time of voting the limit of 10 percent on the number of votes established in this Article will apply to them. The affirmative vote of more than 50 percent of the subscribed voting capital stock at the relevant Shareholders’ Meeting, on either first or second call, shall be required to amend this Article.”

B MANAGEMENT STRUCTURE OF THE COMPANY

B.1. Board of Directors

B.1.1. Give details of the maximum and minimum number of Directors provided for in the Bylaws:

Maximum number of Directors	15
Minimum number of Directors	9

B.2. Fill out the following table with Directors' particulars:

Name or Corporate Name of Director	Representative	Board Office	Date of First Appointment	Date of Last Appointment	Appointment Procedure
MANUEL PIZARRO MORENO		CHAIRMAN	18/10/1996	27/05/2005	SHAREHOLDERS' MEETING
RAFAEL MIRANDA ROBREDO		CHIEF EXECUTIVE OFFICER	11/02/1997	27/05/2005	SHAREHOLDERS' MEETING
ALBERTO ALONSO UREBA		DIRECTOR	19/06/1998	19/06/2003	SHAREHOLDERS' MEETING
MIGUEL BLESA DE LA PARRA		DIRECTOR	06/11/2000	27/05/2005	SHAREHOLDERS' MEETING
JOSÉ M. FERNÀNDEZ CUEVAS		DIRECTOR	19/06/1998	19/06/2003	SHAREHOLDERS' MEETING
JOSÉ M. FERNÁNDEZ NORNIELLA		DIRECTOR	07/07/1998	19/06/2003	SHAREHOLDERS' MEETING
RAFAEL GONZÁLEZ GALLARZA MORALES		DIRECTOR	19/06/1998	19/06/2003	SHAREHOLDERS' MEETING
JUAN RAMÓN QUINTÁS SEOANE		DIRECTOR	02/04/2004	02/04/2004	SHAREHOLDERS' MEETING
FRANCISCO JAVIER RAMOS GASCÓN		DIRECTOR	06/02/2001	27/05/2005	SHAREHOLDERS' MEETING
MANUEL RÍOS NAVARRO		DIRECTOR	28/07/1998	19/06/2003	SHAREHOLDERS' MEETING
JOSÉ SERNA MASIÁ		DIRECTOR	07/02/2000	02/04/2004	SHAREHOLDERS' MEETING
ALBERTO RECARTE GARCÍA- ANDRADE		DIRECTOR	27/05/2005	27/05/2005	SHAREHOLDERS' MEETING
JUAN ROSELL LASTORTRAS		DIRECTOR	27/05/2005	27/05/2005	SHAREHOLDERS' MEETING

Total number of directors	13

50 | Annual Report 2006

endesa06

Indicate any Board members who vacated their office during the year:

Name or Corporate Name of Director	Date Vacated Office
FRANCISCO NUNEZ BOLUDA	25/02/2006

B.1.3. Fill out the following tables on the members of the Board and their status:

EXECUTIVE DIRECTORS

Name or Corporate Name of Director	Committee Proposing Appointment	Office per Company Organisational Chart
MANUEL PIZARRO MORENO	APPOINTMENTS AND COMPENSATION COMMITTEE	CHAIRMAN
RAFAEL MIRANDA ROBREDO	APPOINTMENTS AND COMPENSATION COMMITTEE	CHIEF EXECUTIVE OFFICER

EXTERNAL NOMINEE DIRECTORS

Name or Corporate Name of Director	Committee Proposing Appointment	Name or Corporate Name of Significant Shareholder Represented or Proposing Appointment
MIGUEL BLESA DE LA PARRA	APPOINTMENTS AND COMPENSATION COMMITTEE	CAJA DE AHORROS Y MONTE DE PIEDAD DE MADRID

EXTERNAL INDEPENDENT DIRECTORS

Name or Corporate Name of Director	Committee Proposing Appointment	Profile
ALBERTO ALONSO UREBA	APPOINTMENTS AND COMPENSATION COMMITTEE	DEGREE IN LAW; DOCTORATE FROM THE COMPLUTENSE UNIVERSITY OF MADRID; PRACTISING LAWYER WITH THE LAW OFFICES OF RAMON Y CAJAL; PROFESSOR OF COMMERCIAL LAW AT KING JUAN CARLOS UNIVERSITY, MADRID.
JOSÉ M. FERNÁNDEZ CUEVAS	APPOINTMENTS AND COMPENSATION COMMITTEE	DOCTORATE IN INDUSTRIAL ENGINEERING FROM MADRID POLYTECHNIC UNIVERSITY; DEGREE IN BUSINESS ADMINISTRATION FROM ICADE; AUDITOR. PRIVATE INDUSTRIAL ENGINEERING PRACTICE AND ECONOMIST. NON-DIRECTOR SECRETARY OF CLINER GROUP.
RAFAEL GONZÁLEZ- GALLARZA MORALES	APPOINTMENTS AND COMPENSATION COMMITTEE	DEGREE IN LAW FROM MADRID COMPLUTENSE UNIVERSITY; HOLDER OF A HIGHER DIPLOMA IN LUXEMBOURG COMPARATIVE LAW. CHAIRMAN OF PRENSA MALAGUEÑA; DIRECTOR OF PERNOD RICARD

Corporate Governance Report | 51

JUAN RAMÓN QUINTÁS SEOANE	APPOINTMENTS AND COMPENSATION COMMITTEE	DOCTORATE IN ECONOMICS, FULL UNIVERSITY PROFESSOR SPECIALISING IN ECONOMIC THEORY. CHAIRMAN AND GENERAL MANAGER OF THE SPANISH CONFEDERATION OF SAVINGS BANKS (CECA); DEPUTY CHAIRMAN OF THE EUROPEAN SAVINGS BANKS GROUP; MEMBER OF THE MANAGING COMMITTEE OF THE SAVINGS BANK DEPOSIT GUARANTEE FUND.
FRANCISCO JAVIER RAMOS GASCÓN	APPOINTMENTS AND COMPENSATION COMMITTEE	DEGREE IN LAW, DEGREE IN ECONOMICS FROM THE MADRID COMPLUTENSE UNIVERSITY; MERCANTILE INTENDANT HIGHER SCHOOL OF TRADE; CERTIFIED PUBLIC ACCOUNTANT; DIRECTOR OF SOCIEDAD RECTORA DE LA BOLSA DE MADRID, S.A. AND MEMBER OF ITS PERMAMENT COMMITTEE.
MANUEL RÍOS NAVARRO	APPOINTMENTS AND COMPENSATION COMMITTEE	DEGREE IN LAW FROM UNIVERSITY OF VALENCIA; DEGREE IN MACROECONOMICS AND MARKETING FROM BOSTON UNIVERSITY (USA). DEPUTY CHAIRMAN AND GENERAL MANAGER OF INDUSTRIAS PELETERAS, S.A. (INPELSA).
JOSÉ SERNA MASIÁ	APPOINTMENTS AND COMPENSATION COMMITTEE	DEGREE IN LAW FROM THE COMPLUTENSE UNIVERSITY OF MADRID; GOVERNMENT LAWYER; STOCKBROKER; BARCELONA NOTARY.

OTHER EXTERNAL DIRECTORS

Name or Corporate Name of Director	Committee Proposing Appointment
JOSÉ M. FERNÁNDEZ NORNIELLA	APPOINTMENTS AND COMPENSATION COMMITTEE
ALBERTO RECARTE GARCÍA- ANDRADE	APPOINTMENTS AND COMPENSATION COMMITTEE
JUAN ROSELL LASTORTRAS	APPOINTMENTS AND COMPENSATION COMMITTEE

Give details of the reasons why they cannot be considered non-independent or independent Directors:

As indicated in section B.1.4 below, Alberto Recarte García-Andrade and Juan Rosell Lastortras have made declarations attesting to their compliance with the criteria defined in the recommendations of the Aldama Committee and of the European Union and as such as considered external nominee Directors. In addition, Alberto Recarte García-Andrade and Juan Rosell Lastortras cannot be considered nominee Directors as their seats on the Board of Directors do not derive from an equity ownership in the Company's capital stock, but rather personal appointment at the proposal of the Appointments and Compensation Committee and their permanence on the Board of Directors does not depend on the continued equity ownership of Company shares by any Shareholder.

52 | Annual Report 2006

Fernández Norniella was appointed Director of Endesa in July 1998 and reappointed in June 2003. Until 18 July 2006, he was considered an external independent director. Following his appointment on that date as Director of Caja de Ahorros y Monte de Piedad de Madrid, a stable shareholder with a significant stake in the capital stock of Endesa, S.A., he no longer meets the requirements to be considered an independent director. However, he also cannot be considered an external nonindependent director for the same reason as Mr. Recarte and Mr. Rosell. As a result, since 18 July 2006, Mr. Norniella must be considered a non-nominee, nonindependent external director. Indicate any variations in the status of each Director that may have occurred during the year: Name or Corporate Name of Director Date of Change Previous Status Current Status JOSÉ M. FERNÁNDEZ NORNIELLA 18/07/2006 EXTERNAL INDEPENDENT DIRECTOR OTHER EXTERNAL DIRECTOR B.1.4. Indicate whether the categorisation of the Directors in the preceding point matches the composition provided for in the Board Regulations: Pursuant to the Bylaws and the ENDESA Board Regulations, the following types of Director exist: a) Directors who are related professionally and permanently to the Company. b) Directors whose relationship with the Company is confined to their membership of the Board. c) Directors by virtue of being Shareholders. Of the total number of Directors who, from time to time, make up the Board, the Directors referred to in letter b) above will constitute the majority, provided that the number of Directors appointed pursuant to the right of the Shareholders to be represented on the Board in proportion to their ownership interests in the capital stock so permits. The above definitions of type a) and type c) Directors are substantially equivalent to the categories used earlier; however, in the definition of type b) Directors, there are certain differences in terminology from the category defined in the recommendations of the Aldama Committee and of the European Union on independent Directors; consequently, ENDESA’s type b) Directors formally made a declaration attesting to the minimum principles set forth in these recommendations, so the composition of the members of ENDESA’s Board is as indicated above.

B.1.5. Indicate what powers, if any, have been delegated to the Chief Executive Officer (s):

Name or Corporate Name of Director	Brief Description
RAFAEL MIRANDA ROBREDO	ARTICLE 47 OF THE CORPORATE BYLAWS PROVIDES THAT THE BOARD OF DIRECTORS MAY DELEGATE TEMPORARILY OR PERMANENTLY TO THE EXECUTIVE COMMITTEE, TO THE CHIEF EXECUTIVE OFFICER, AND TO THE VARIOUS BOARD COMMITTEES ALL OR PART OF ITS POWERS, IN LINE WITH PREVAILING LEGISLATION. THE PERMANENT DELEGATION OF THE POWERS OF THE BOARD OF DIRECTORS TO THE EXECUTIVE COMMITTEE AND TO THE CHIEF EXECUTIVE OFFICER WILL REQUIRE THE AFFIRMATIVE VOTE OF TWO THIRDS OF THE MEMBERS OF THE BOARD TO BE VALID. THE EXECUTIVE COMMITTEE AND THE CHIEF EXECUTIVE OFFICER WILL INFORM THE BOARD OF DIRECTORS OF THE MAIN DECISIONS ADOPTED IN THE EXERCISE OF THE DELEGATED POWERS. IN THIS CONNECTION ON 31 MARCH 2000, THE BOARD OF DIRECTORS DELEGATED TO THE CHIEF EXECUTIVE OFFICER EACH AND EVERY ONE OF THE POWERS OF THE BOARD OF DIRECTORS DELEGABLE BY LAW OR UNDER THE BYLAWS.

B.1.6. Identify, as appropriate, which members of the Board hold office as Directors or executives at other companies forming part of the listed Company's Group:

Name or Corporate Name of Director	Corporate Name of Group Company	Office
RAFAEL MIRANDA ROBREDO	ENDESA INTERNACIONAL, S.A.	CHAIRMAN
RAFAEL MIRANDA ROBREDO	ENDESA EUROPA, S.L.	CHAIRMAN
RAFAEL MIRANDA ROBREDO	ENERSIS, S.A.	DEPUTY CHAIRMAN
JOSÉ M. FERNÁNDEZ NORNIELLA	CHILECTRA, S.A.	DEPUTY CHAIRMAN
RAFAEL GONZÁLEZ- GALLARZA MORALES	ENDESA INTERNACIONAL, S.A.	DEPUTY CHAIRMAN
FRANCISCO JAVIER RAMOS GASCÓN	ENDESA EUROPA, S.L.	DEPUTY CHAIRMAN
MANUEL RÍOS NAVARRO	ENDESA INTERNACIONAL, S.A.	DIRECTOR
JOSÉ SERNA MASIÁ	ENDESA EUROPA, S.L.	DIRECTOR
ALBERTO RECARTE GARCÍA- ANDRADE	ENDESA EUROPA, S.L.	DIRECTOR
JUAN ROSELL LASTORTRAS	ENDESA ITALIA, S.P.A	DIRECTOR

B.1.7. Give details, as appropriate, of any Directors of the Company who are members of the Boards of Directors of other entities outside the Group that are listed on official securities markets in Spain, as disclosed to the Company:

Name or Corporate Name of Director	Listed Entity	Office
MIGUEL BLESA DE LA PARRA	IBERIA, L.A.E.	DEPUTY CHAIRMAN
MIGUEL BLESA DE LA PARRA	FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A.	DIRECTOR
JOSÉ M. FERNÁNDEZ NORNIELLA	IBERIA, L.A.E.	DIRECTOR
JUAN ROSELL LASTORTRAS	SOCIEDAD GENERAL DE AGUAS DE BARCELONA, S.A	DIRECTOR

54 | Annual Report 2006

B.1.8. Fill out the following tables on the aggregate compensation of Directors paid during the year: a) At the Company to which this report relates: Item Thousand euros Fixed compensation 2,958 Variable compensation 3,565 Attendance fees 1,120 Statutory fees 0 Stock options and/or other financial instruments 0 Other 26 Total: 7,669 Other benefits Thousand euros Advances 343 Loans granted 33 Pension funds and plans: Contributions 5,369 Pension funds and plans: Obligations undertaken 0 Life insurance premiums 270 Guarantees provided by the Company for Directors 12,525 b) Due to membership of the Company’s Directors of other boards of Directors and/or of the senior management of Group companies: Item Thousand euros Fixed compensation 0 Variable compensation 0 Attendance fees 292 Statutory fees 0 Stock options and/or other financial instruments 0 Other 0 Total: 292 Other benefits Thousand euros Advances 0 Loans granted 0 Pension funds and plans: Contributions 0 Pension funds and plans: Obligations undertaken 0 Life insurance premiums 0 Guarantees provided by the Company for Directors 0 c) Total compensation by type of Director: Type of Director By Company By Group Executive Directors 5,907 97 External Nominee Directors 156 0 External Independent Directors 1,157 106 Other External Directors 449 89 Total: 7,669 292 d) With respect to income attributed to the parent company: Total Directors’ compensation (thousands of euros) 7,961 Total Directors’ compensation/ income attributed to parent company (%) 0.268

B.1.9. Identify Senior Management members who are not, in turn, executive Directors, and indicate the total compensation paid to them during the year:

Name or Corporate Name	Office
FRANCISCO BORJA ACHA BESGA	SENIOR VICE PRESIDENT LEGAL ADVISER
JOSÉ DAMIÁN BOGAS GÁLVEZ (SEE SECTION G - NOTE B.1.9. (1))	EXECUTIVE VICE-PRESIDENT - SPAIN AND PORTUGAL
GABRIEL CASTRO VILLALBA	SENIOR VICE PRESIDENT COMMUNICATION
Mª ISABEL FERNÁNDEZ LOZANO	ASSISTANT SENIOR VICE-PRESIDENT - SERVICES
ÁNGEL FERRERA MARTÍNEZ (SEE SECTION G NOTE B.1.9 (2))	CHAIRMAN OF ADVISORY BOARD OF UNELCO-ENDESA CANARY ISLANDS
AMADO FRANCO LAHOZ	CHAIRMAN OF ADVISORY BOARD OF ERZ-ENDESA ARAGON
JOSÉ ANTONIO GUTIÉRREZ PÉREZ (SEE SECTION G - NOTE B.1.9. (1))	GENERAL MANAGER OF ERZ-ENDESA ARAGÓN
JOSÉ FÉLIX IBÁÑEZ GUERRA (SEE SECTION G - NOTE B.1.9. (1 AND 2))	GENERAL MANAGER - MINING
PEDRO LARREA PAGUAGA	EXECUTIVE VICE-PRESIDENT – LATIN AMERICA
HÉCTOR LÓPEZ VILASECO	GENERAL MANAGER – ENERGY MANAGEMENT LATIN AMERICA
JOSÉ LUIS MARÍN LÓPEZ-OTERO (SEE SECTION G - NOTE B.1.9. (1))	GENERAL MANAGER OF ENDESA RED
ALBERTO MARTÍN RIVALS	CHAIRMAN/GENERAL MANAGER OF ENDESA FRANCE
JOSÉ A. MARTÍNEZ FERNÁNDEZ (SEE SECTION G - NOTE B.1.9. (1))	GENERAL MANAGER OF SEVILLANA-ENDESA ANDALUCÍA AND EXTREMADURA
GERMÁN MEDINA CARRILLO (SEE SECTION G - NOTE B.1.9. (1))	SENIOR VICE-PRESIDENT - HUMAN RESOURCES
SALVADOR MONTEJO VELILLA	GENERAL SECRETARY AND SECRETARY TO THE BOARD OF DIRECTORS
MANUEL MORÁN CASERO	SENIOR VICE PRESIDENT - GENERATION
JESÚS OLMOS CLAVIJO	EXECUTIVE VICE-PRESIDENT - EUROPE
JOSÉ LUIS PALOMO ÁLVAREZ (SEE SECTION G - NOTE B.1.9. (1))	SENIOR VICE PRESIDENT FINANCE AND CONTROL
ANTONIO PAREJA MOLINA (SEE SECTION G – NOTE B.1.9. (1))	SENIOR VICE-PRESIDENT - SERVICES
JOSÉ MARÍA PLANS GÓMEZ (SEE SECTION G - NOTE B.1.9. (1))	CHAIRMAN OF ADVISORY BOARD OF UNELCO-ENDESA CANARY ISLANDS
JOSÉ LUIS PUCHE CASTILLEJO	SENIOR VICE-PRESIDENT - AUDIT
ÁLVARO QUIRALTE ABELLÓ	GENERAL MANAGER – ENERGY MANAGEMENT
JAIME REGUART PELEGRÍ (SEE SECTION G - NOTE B.1.9. (1))	GENERAL MANAGER OF GESA ENDESA BALEARIC ISLANDS
BARTOLOMÉ REUS BELTRÁN	CHAIRMAN OF ADVISORY BOARD OF GESA-ENDESA
LUIS RIVERA NOVO (SEE SECTION G - NOTE B.1.9. (1 AND 2))	EXECUTIVE VICE PRESIDENT – LATIN AMERICA
JORGE ROSEMBLUT RATINOFF	CHAIRMAN OF CHILECTRA
JOSÉ MARÍA ROVIRA VILANOVA (SEE SECTION G - NOTE B.1.9. (1))	GENERAL MANAGER OF FECSA-ENDESA CATALUÑA
CARLOS TORRES VILA	SENIOR VICE-PRESIDENT - STRATEGY
JAVIER URIARTE MONEREO	SENIOR VICE-PRESIDENT - SUPPLY
MARIO VALCARCE DURÁN	CEO AND CHAIRMAN OF ENDESA CHILE

56 Annual Report 2006

endesa06

JAIME YBARRA LLOSENT	CHAIRMAN OF ADVISORY BOARD OF SEVILLANA ENDESA ANDALUCÍA AND EXTREMADURA
PABLO YRARRÁZABAL VALDÉS	CHAIRMAN OF ENERSIS
RAFAEL LÓPEZ RUEDA	GENERAL MANAGER OF CHILECTRA
JOAQUÍN GALINDO VÉLEZ	CHAIRMAN/GENERAL MANAGER OF ENDESA ITALIA
IGNACIO ANTOÑANZAS ALVEAR	GENERAL MANAGER OF ENERSIS
RAFAEL MATEO ALCALÁ	GENERAL MANAGER OF ENDESA CHILE
ANTÓN COSTAS COMESAÑA	CHAIRMAN OF ADVISORY BOARD OF FECSA-ENDESA CATALUÑA

Total senior management compensation (thousands of euros)	21,288

B.1.10. Identify in aggregate terms whether there are any safeguard or protective clauses for Senior Management members, including executive Directors of the Company or of its Group, in the event of dismissal or changes in control. Indicate whether these contracts have to be disclosed to and/or approved by the bodies of the Company or of its Group:

Number of beneficiaries	33

	Board of Directors	Shareholders' Meeting
Body authorising the clauses	X	

	YES	NO
Is the Shareholders' Meeting informed of the clauses?	X	

B.1.11. Indicate the process for setting the compensation of the members of the Board of Directors and, if appropriate, the relevant Bylaw provisions:

The compensation of the members of the Board of Directors is notified by the Appointments and Compensation Committee and approved by the Board of Directors, within the terms established in Article 40 of the Corporate Bylaws and in greater detail in Article 33 of the Board Regulations:

"33.1 Directors' compensation is composed of the following items: a fixed monthly salary and a share in income. The overall annual compensation for the entire Board and for all the above items will be one per mil of consolidated group income, as approved at the Shareholders' Meeting, although the Board of Directors may reduce this percentage in such fiscal years as it sees fit. All without prejudice of what is set forth in the third paragraph of this section in relation to the expenses for attendance.

It will be up to the Board of Directors to set the distribution of the mentioned amount among the previous items and among the Directors when, as and how it freely determines.

33.2 The members of the Board of Directors will also receive fees for attending each meeting of the managing bodies of the Company and its Committees. The amount of these expenses will be, as a maximum, the amount that, in conformity with the previous paragraphs, is determined as fixed monthly salary. The Board of Directors may establish, within this limit, the amount of expenses for attendance.

Corporate Governance Report | 57

33.3 The compensation provided for in the preceding Subarticles and arising from membership of the Board of Directors will be compatible with other payments receivable by the Directors as professionals or employees for any other executive or advisory functions performed by them for the Company other than those of supervision and collective decision-making which are specific to their status as Directors and will be subject to any legal rules applicable to them. 33.4 In conformity with the provisions of Article 130 of the Corporations Law, compensation in the form of a share in income may only be received by the Directors after all the requirements concerning the legal reserve and bylaw reserve have been met and the Shareholders have been acknowledged a minimum dividend of 4 percent. 33.5 Directors who do not have a professional or labour relationship with the Company will not receive any other compensation, except for group and liability insurance for the fiscal year in which they act as Directors. 33.6 In accordance with Subarticle 3 of this Article, the Chairman will also receive such compensation as may be established in determining the specific legal rules governing his/her relationship with the Company. Apart from what is provided in the preceding Subarticles for Directors of the Company and in accordance with Subarticle 3 of this Article, the Chief Executive Officer will also receive the compensation stipulated in the contract between him/her and the Company, which will specify his/her rights and obligations during and after his/her relationship with the Company. The amounts of fixed compensation, the applicability of variable compensation, and the compensation of the Chairman and of the Chief Executive Officer under their specific arrangements, must be proposed by the Appointments and Compensation Committee to the Board, and will be subject to the obligation of transparency. 33.7 The Appointments and Compensation Committee will draft an annual report on the policy regarding Directors’ compensation and details of the compensation received by each of them as such, with a breakdown of all the items of which it is comprised. Without prejudice to being able to provide a full itemisation at a later stage, the compensation of Directors who are related professionally and permanently to the Company will be indicated globally for all of them, indicating the number of Directors receiving it by salary item”.

B.1.12. Indicate, as appropriate, which members of the Board are, in turn, members of the Boards of Directors or executives of companies that own significant holdings in the listed Company and/or in entities of its Group: Name or Corporate Name of Director Name or Corporate Name of Significant Shareholder Office MIGUEL BLESA DE LA PARRA CAJA DE AHORROS Y MONTE DE PIEDAD DE MADRID CHAIRMAN ALBERTO RECARTE GARCÍA- ANDRADE CAJA DE AHORROS Y MONTE DE PIEDAD DE MADRID MEMBER JOSÉ M. FERNÁNDEZ NORNIELLA CAJA DE AHORROS Y MONTE DE PIEDAD DE MADRID MEMBER Give details, as appropriate, of any material relationships, other than those envisaged under the preceding heading, of the members of the Board of Directors with significant Shareholders and/or at entities in its Group: Name or Corporate Name of Director Name or Corporate Name of Significant Shareholder Office B.1.13. Indicate, as appropriate, any amendments during the year to the Board Regulations: The Regulations of the Board of Directors of ENDESA, S.A., currently in force, were approved by the Board of Directors at a meeting on 28 October 2003, and were not amended in 2005. They are registered at the Madrid Mercantile Registry in volume 14779, book 0, sheet 127, section 8, page M-6405, entry no. 901. B.1.14. Indicate the procedures for the appointment, reappointment, evaluation and removal of Directors. Give details of the competent bodies, the formalities to be fulfilled and the criteria to be used in each of the procedures: In conformity with Article 37 of the Corporate Bylaws, “The Shareholders’ Meeting is responsible for appointing and removing the Directors. The office of Director may be waived, revoked and be the subject of reappointment.” The appointment and reappointment of Directors is regulated in the Board Regulations: Article 5. Structure and composition of the Board “5.3. The persons proposed by the Board for appointment or reappointment as Directors will be persons of renowned prestige who have adequate experience and professional knowledge to discharge their duties and who give a commitment to perform the tasks of the Board with sufficient dedication.” Article 22. Appointment of Directors “The Shareholders’ Meeting or, as the case may be, the Board will be responsible for appointing Board members in conformity with the provisions of the Corporations Law and the Corporate Bylaws. The Board will propose appointments after a report from the Appointments and Compensation Committee.”

Article 25. Reappointment of Directors “The Appointments and Compensation Committee must report on any proposal for the reappointment of Directors that the Board decides to submit to the Shareholders’ Meeting.” Article 26. Vacation of office by Directors “26.1. The Directors will vacate their office when the term for which they were appointed has expired, as well as in all other applicable cases in accordance with the Law, the Bylaws and these Regulations. 26.2. The Directors must tender their resignations to the Board and duly resign formally when they become subject to any legally established case of incompatibility or prohibition, or when, following a report from the Appointments and Compensation Committee, the Board resolves that the Director in question is in gross breach of his/her obligations. 26.3. When a Director vacates his/her office for whatever reason, he cannot work at another competing entity for two years, unless the Board grants him a dispensation from this obligation or curtails the duration of this prohibition.” The procedure followed and the criteria used are as provided for in the Corporations Law and the Mercantile Registry Regulations. B.1.15. Indicate the cases in which the Directors must resign: The cases in which the Directors must tender their resignations to the Board of Directors are regulated in Article 26. “Vacation of office by Directors” of the Board Regulations: “26.1. The Directors will vacate their office when the term for which they were appointed has expired, as well as in all other applicable cases in accordance with the Law, the Bylaws and these Regulations. 26.2. The Directors must tender their resignations to the Board and duly resign formally when they become subject to any legally established case of incompatibility or prohibition, or when, following a report from the Appointments and Compensation Committee, the Board resolves that the Director in question is in gross breach of his/her obligations. 26.3. When a Director vacates his office for whatever reason, he cannot work at another competing entity for two years, unless the Board grants him a dispensation from this obligation or curtails the duration of this prohibition.”

B.1.16. Explain whether the function of the Company’s chief executive falls to the office of Chairman of the Board. If appropriate, indicate what measures have been taken to limit the risks of power being concentrated in the hands of one person: YES _ NO B.1.17. Are qualified majorities, other than the statutory majorities, required for any type of decision? YES _ NO Indicate how resolutions are adopted on the Board of Directors and specify, at least, the minimum attendance quorum and the type of majority for adopting resolutions: Adoption of Resolutions Description of Resolution Quorum Type of Majority Resolutions (See section G-Note B.1.17) One half plus one Absolute B.1.18. Explain whether there are any specific requirements, apart from those relating to the Directors, to be appointed Chairman: YES ( NO ( Description of requirements B.1.19. Indicate whether the Chairman has a casting vote: YES _ NO Matters on which there is a casting vote Pursuant to Article 46 of the Corporate Bylaws: “The Board will debate on the business stated on the agenda and also on all other points proposed by the Chairman or the majority of the Directors attending the meeting in person or by proxy, even though they are not included on the agenda. Resolutions will be adopted by an absolute majority of the Directors, attending the Meeting in person or by proxy. In the event of a tie, the Chairman or whoever stands in for him/her at the Meeting will have the casting vote. The provisions of this Subarticle are deemed to be without prejudice to those resolutions that may only be adopted with a qualified majority of Directors, under these Bylaws or current legislation.” Likewise, Article 11 of the Board Regulations provides that “in the event of a tie, the Chairman or whoever stands in for him/her will have the casting vote.” B.1.20. Indicate whether the Bylaws or the Board Regulations impose any limit on the age of Directors: YES _ NO

Age limit for Chairman 70 Age limit for Chief Executive Officer 65 Age limit for Director 70 B.1.21. Indicate whether the Bylaws or the Board Regulations establish a limited term of office for independent Directors: YES _ NO Maximum term of office 8 B.1.22. Indicate whether there are any formal procedures for granting proxies to vote at Board meetings. If so, give brief details: Article 44 of the Corporate Bylaws provides that “proxies must be granted in writing and specifically for each Board Meeting. No Director may hold more than three proxies, with the exception of the Chairman, to whom this restriction shall not apply, although he may not represent the majority of the Board.” Also, Article 11 of the Board Regulations provides that “Each Director may have another member of the Board represent him in accordance with the provisions of the Company’s Bylaws.” B.1.23. Indicate the number of Board meetings held during the year. Also indicate, as appropriate, how often the Board has met without the Chairman’s attendance: Number of Board meetings 26 Number of Board meetings without Chairman’s attendance 0 Indicate how many meetings of the various Board Committees were held during the year: Number of Executive or Delegated Committee meetings 40 Number of Audit and Compliance Committee meetings 5 Number of Appointments and Compensation Committee meetings 9 Number of Strategy and Investment Committee meetings 0 Number of Committee meetings 0 B.1.24. Indicate whether the individual and consolidated financial statements submitted for approval by the Board are certified previously: YES _ NO Indicate, as appropriate, who certified the Company’s individual and consolidated financial statements, for formal preparation by the Board:

Name Office RAFAEL MIRANDA ROBREDO CHIEF EXECUTIVE OFFICER JOSÉ LUÍS PALOMO ÁLVAREZ SENIOR VICE-PRESIDENT FINANCE AND CONTROL B.1.25. Explain the mechanisms, if any, established by the Board of Directors to prevent the individual and consolidated financial statements prepared by it from being submitted at the Shareholders’ Meeting with a qualified auditors’ report: There are no special procedures in this respect, although pursuant to the commercial legislation currently in force and with a view to having them approved at the related Shareholders’ Meeting, the Directors define the accounting policies and establish the systems of control required to prepare the individual and consolidated financial statements so that they present a true and fair view of the net worth, financial position, results of operations and the funds obtained and applied by the Consolidated Group. Also, to check the absence of differences between the methods referred to above and the policies followed, the external auditors verify the financial statements and are apprised regularly of the controls and procedures defined by the Company and its subsidiaries; they perform their work with full independence; they have access to the Audit and Compliance Committee in order to set forth their conclusions and recommendations, and to the minutes of the meetings of the Board of Directors, Executive Committee, Audit and Compliance Committee and Appointments and Compensation Committee. Furthermore, for the past 17 years the external auditors have expressed an unqualified opinion in their audit reports for the related consolidated financial statements. B.1.26. Give details of the measures adopted so that the information disclosed to the securities markets is conveyed fairly and symmetrically: To address the demand by shareholders and investors for information, and to ensure that there is equal and transparent access to information for all, the Company uses the following means of communication: The Investor Relations Department, reporting to the Corporate Finance and Control Department, deals with any inquiry relating to ENDESA and its subsidiaries concerning performance, dividends, stock market prices, outstanding debenture and bond issues, Shareholders’ Meetings, and so on, and any general information on the Company requested by investors. The Shareholder Information Office, reporting to the Investor Relations Department, deals with telephone inquiries at a freephone number: 900 666 900, personal inquiries at ENDESA’s registered office at calle Ribera del Loira, 60, Planta 0, 28042 Madrid, and written inquiries sent to the following e-mail address: eoaccionista@endesa.es. ENDESA’s website was created as a means of communicating information to the market (constantly analysed and updated) on the relevant aspects of the Company, in accordance with the rules set by the Directors and in conformity with Article 6 of the Board Regulations.

In conformity with the legislation in force on the mandatory disclosure of relevant events, the Company makes such information available to the shareholders, investors and the general public on its website at www.endesa.es and on the Spanish National Securities Market Commission website at www.cnmv.es. B.1.27. Is the Board Secretary a Director? YES _ NO B.1.28. Indicate the mechanisms, if any, established by the Company to preserve the independence of the auditors, of financial analysts, of investment banks, and of rating agencies: Pursuant to Article 51 of the Corporate Bylaws, the Audit and Compliance Committee is responsible for ensuring good corporate governance and transparency in all the actions of the Company in the economic/financial and external audit area and in the compliance and internal audit area. To achieve this, it is entrusted with the function of liaising with the external auditors to receive information on any matters that might jeopardise their independence and any other matters relating to the process of auditing the financial statements, as well as any other communications established in audit legislation and in technical audit standards. There are no relationships other than those arising from professional dealings with financial analysts, investment banks and rating agencies. B.1.29. Indicate whether the audit firm performs other non-audit work for the Company and/or its Group, and if so, state the amount of fees received for such work and the percentage they represent out of the fees billed to the Company and/or its Group: YES NO _ Company Group Total Amount of other non-audit work (thousand euros) 1,287 408 1,695 Amount of non-audit work / total amount billed by audit firm (%) 17,876 5,855 11,970 B.1.30. Indicate the number of years which the current audit firm has been uninterruptedly auditing the financial statements of the Company and/or the Group. Also indicate the number of years audited by the current audit firm as a percentage of the total number of years during which the annual accounts have been audited: Company Group Number of uninterrupted years 26 19 Company Group Number of years audited by current firm / number of years during which the Company has been audited (%) 100.00 100.00 endesa06

B.1.31. Indicate any holdings, disclosed to the Company, owned by the members of the Company's Board of Directors in the capital of entities engaging in a business of a kind identical, similar or complementary to the business constituting the corporate purpose of the Company or of its Group. Also indicate the offices they hold or the functions they perform at these companies:

Name or Corporate Name of Director	Name of Investee	% Holding	Office / Functions
RAFAEL MIRANDA ROBREDO	ENAGAS, S.A.	0.00	NONE
JUAN RAMON QUINTÁS SEOANE	IBERDROLA, S.A	0.00	NONE
FRANCISCO JAVIER RAMOS GASCÓN	IBERDROLA, S.A.	0.00	NONE
FRANCISCO JAVIER RAMOS GASCÓN	UNIÓN FENOSA, S.A	0.00	NONE
FRANCISCO JAVIER RAMOS GASCÓN	RED ELÉCTRICA ESPAÑA, S.A.	0.00	NONE
FRANCISCO JAVIER RAMOS GASCÓN	ENEL, S.P.A.	0.00	NONE
JOSÉ SERNA MASIÁ	IBERDROLA, S.A.	0.01	NONE
JOSÉ SERNA MASIÁ	UNIÓN FENOSA, S.A.	0.01	NONE
MANUEL RÍOS NAVARRO	ENEL, S.P.A	0.00	NONE
MIGUEL BLESA DE LA PARRA	ENAGAS, S.A.	0.00	NONE
MIGUEL BLESA DE LA PARRA	ENERGÍAS DE PORTUGAL, S.A.	0.00	NONE

B.1.32. Indicate whether there is a procedure for Directors to be able to receive outside counselling services, and if so, give details:

YES ☒ **NO** ☐

Details of Procedure
The right to counselling and information is regulated in Article 31 of the Board Regulations: "The Directors will, whenever the performance of their functions so requires, have access to all the Company's services and may request such information and counselling as they may require on any matter. The right to information extends to investees and the request will be made by the Chairman through the Board Secretary and conveyed by the Chief Executive Officer. The Directors will, by majority, also have the power to propose to the Board the engagement, at the Company's expense, of such legal, accounting, technical, financial, commercial or other advisers as they consider necessary in order to be aided in the discharge of their duties where it concerns specific problems of a certain importance and complexity related to the performance of their work. The above proposal must be notified to the Company Chairman through the Board Secretary and will be conveyed by the Chief Executive Officer. The Board may refuse to approve financing for the counselling services referred to in the preceding Subarticle on the ground that they are not necessary for the performance of the functions entrusted, that their amount is disproportionate to the importance of the problem, or if it considers that such technical assistance could be adequately provided by Company personnel."

B.1.33. Indicate whether there is a procedure for the Directors to be able to receive the necessary information to prepare for meetings of the managing bodies sufficiently in advance, and if so, give details:

YES ☒ **NO** ☐

Details of Procedure
Article 41 of the Corporate Bylaws provides that: "a Director must by virtue of his/her office: request the necessary information and properly prepare for meetings of the Board and of the corporate bodies to which he/she belongs." In conformity with the foregoing, the Company's services furnish the Directors with information for a meeting seven days in advance, where possible, but in any case 48 hours beforehand.

B.1.34. Indicate whether there is a liability insurance policy for the Company's Directors:

YES (NO (

Corporate Governance Report | 65

B.2. Committees of the Board of Directors: B.2.1. List the managing bodies: Name of Body Nº of members Functions BOARD OF DIRECTORS 9-15 CORPORATE BYLAWS: ARTICLE 36. BOARD OF DIRECTORS. GENERAL FUNCTIONS. BOARD REGULATIONS: ARTICLE 6. FUNCTIONS. (SEE SECTION G - NOTE B.2.1.) EXECUTIVE COMMITTEE 5-7 BOARD REGULATIONS: ARTICLE 13. EXECUTIVE COMMITTEE (SEE SECTION G - NOTE B.2.1) CHIEF EXECUTIVE OFFICER 1 CORPORATE BYLAWS: ARTICLE 45. BOARD OFFICERS. BOARD REGULATIONS: ARTICLE 37. CHIEF EXECUTIVE OFFICER (SEE SECTION G - NOTE B.2.1) B.2.2. Give details of all the committees of the Board of Directors and their members: EXECUTIVE OR DELEGATED COMMITTEE Name Office MANUEL PIZARRO MORENO CHAIRMAN RAFAEL MIRANDA ROBREDO MEMBER ALBERTO ALONSO UREBA MEMBER MIGUEL BLESA DE LA PARRA MEMBER JOSÉ M. FERNÁNDEZ CUEVAS MEMBER JOSÉ M. FERNÁNDEZ NORNIELLA MEMBER SALVADOR MONTEJO VELILLA SECRETARY (NON MEMBER) AUDIT AND COMPLIANCE COMMITTEE Name Office JOSÉ SERNA MASIÁ CHAIRMAN JOSÉ M. FERNÁNDEZ CUEVAS MEMBER FRANCISCO JAVIER RAMOS GASCÓN MEMBER ALBERTO RECARTE GARCÍA- ANDRADE MEMBER SALVADOR MONTEJO VELILLA SECRETARY (NON MEMBER) APPOINTMENTS AND COMPENSATION COMMITTEE Name Office MANUEL RÍOS NAVARRO CHAIRMAN JUAN RAMÓN QUINTÁS SEOANE MEMBER JUAN ROSELL LASTORTRAS MEMBER RAFAEL GONZÁLEZ- GALLARZA MORALES MEMBER SALVADOR MONTEJO VELILLA SECRETARY (NON MEMBER) STRATEGY AND INVESTMENTS COMMITTEE Name Office

B.2.3. Describe the rules of organisation and functioning, and the responsibilities attributed to each of the Board committees: The rules for the organisation, functioning and responsibilities of the commissions, committees and advisory boards of the Board of Directors are established in the Corporate Bylaws and in Articles 13 through 16 of the Board Regulations: Article 13. Executive Committee “13.1. The Executive Committee will be composed of at five and not more than seven Directors, including the Chairman and the Chief Executive Officer. It will meet at least once a month. The Chairman of the Board of Directors will chair Executive Committee Meetings and the Board Secretary will act as Meeting Secretary. The rules on substituting such officers are as stipulated for the Board of Directors. 13.2. The Executive Committee has the following powers: a. To adopt resolutions pursuant to the powers delegated to it by the Board. b. To perform functions relating to the oversight of the management of the Company. c. To study and propose the guidelines that must define the business strategy, and supervise its implementation, with particular attention to activities in the international and diversification areas. d. To debate and report, for referral to the Board, on issues relating to the following matters, whether or not they have been delegated by the Board: - Budgets of the Company with a detail of the projections for each line of business and monitoring of economic management, budgetary deviations and proposed corrective measures. - Tangible or financial investments and alliances or agreements which are relevant for the Company. - Financial transactions of economic importance and medium-term action plans. - Assessment of the extent to which the various operating units of the Company are meeting their objectives. 13.3. The appointment of the members of the Executive Committee will require the affirmative vote of at least two-thirds of the members of the Board. 13.4. Resolutions of the Executive Committee on matters for which it has been delegated powers by the Board must be implemented as soon as they have been adopted. However, in cases where, in the opinion of the Chairman or of the majority of the members of the Executive Committee, the importance of the matter so advises, the resolutions of the Executive Committee will be submitted for subsequent ratification by the Board. 13.5. The Secretary of the Executive Committee, who will be the Secretary of the Board, will draw up minutes of the resolutions adopted, and apprise the Board of them in conformity with the provisions of the Bylaws”.

Article 14. Audit and Compliance Committee “14.1. The Audit and Compliance Committee will be composed of at four and not more than six members of the Board of Directors, designated by the affirmative vote of the majority of the Board itself. A majority of Committee members must be Directors whose relationship with the Company is confined to membership of the Board. 14.2. The Chairman of the Audit and Compliance Committee will be designated by the Board of Directors from among the members whose relationship with the Company is confined to their membership of the Board, by the affirmative vote of the majority of the Board itself. The Chairman must be substituted every four years, and may be reappointed one year after vacating office. In the Chairman's absence, the Committee member designated provisionally by the Board of Directors will stand him, and, failing this, the oldest Committee member. 14.3. The Audit and Compliance Committee will meet as often as called by its Chairman, whenever so decided by the majority of its members or at the request of the Board of Directors. Committee meetings will take place at the Company’s registered office or at other such venue as may be determined by the Chairman and stated in the call notice. The Committee will be validly convened when the majority of the members of the Committee attend. 14.4. Resolutions must be adopted by the affirmative vote of the majority of the Directors attending the meeting. In the event of a tie, the Chairman, or Acting Chairman, will have the casting vote. 14.5. The Secretary of the Board of Directors will be the Committee Secretary and will draw up minutes of the resolutions adopted and apprise the Board of them. 14.6. The main function of this Committee will be to ensure good corporate governance and transparency in all the actions of the Company in the economic/financial and external audit area and in the compliance and internal audit area, and the Committee will in any case be entrusted with the following functions: a. To report to the Shareholders’ Meeting on the issues raised at the Meeting by Shareholders in matters falling within its jurisdiction. b. To propose to the Board of Directors for submission to the Shareholders’ Meeting the appointment of the external auditors, in conformity with Article 57 of the Bylaws. c. To oversee the internal audit service, should such a body exist within the business organisation. d. To be apprised of the financial reporting process and of the Company’s reporting and internal control systems. e. To liaise with the external auditors on receiving information on issues that may jeopardise their independence and on any other audit-related issues, as well as other communications provided for in audit legislation and in technical auditing standards. These functions will be deemed to be without limitation and without prejudice to such other functions as may be entrusted to the Committee by the Board of Directors”.

Article 15. Appointments and Compensation Committee 15.1. The Appointments and Compensation Committee will be composed of a at least four and no more than six members of the Board of Directors, designated by the affirmative vote of the majority of the Board itself. A majority of the members of the Appointments and Compensation Committee must be Directors whose relationship with the Company is confined to their membership of the Board. 15.2. The Chairman of the Appointments and Compensation Committee will be designated by the Board of Directors from among the members whose relationship with the Company is confined to their membership of the Board, by the affirmative vote of the majority of the Board itself. The Chairman must be substituted every four years, and may be reappointed one year after vacating office. In the Chairman’s absence, the Committee Member designated provisionally by the Board of Directors will substitute him and, failing this, the oldest Committee member. 15.3. The Appointments and Compensation Committee will meet as often as called by its Chairman, whenever so decided by the majority of its members, or at the request of the Board of Directors. Committee meetings will take place at the Company’s registered office or at other such venue as may be determined by the Chairman and stated in the call notice. The Committee will be validly convened when the majority of its members of the Committee attend. 15.4. Resolutions must be adopted by the affirmative vote of the majority of the Directors attending the meeting. In the event of a tie, the Chairman, or Acting Chairman, will have the casting vote. 15.5. The Secretary of the Board of Directors will be the Secretary of the Committee and will draw up minutes of the resolutions adopted, on which he/she will report to the Board. 15.6. The Appointments and Compensation Committee will be entrusted with, among other functions, the functions of reporting on and proposing the appointment of the members of the Board of Directors, whether in the event of co-optation or for proposal to the Shareholders’ Meeting. It will also report on their compensation. The Committee will also be entrusted with the following functions: - To report to the Board of Directors on ENDESA Senior Management appointments (at present, tiers I to III), and on Chief Executive appointments at Enersis, Chilectra and Endesa Chile. - To approve the compensation of the members of Senior Management in the terms defined in the preceding section. - To decide on the adoption of compensation arrangements for Senior Management that take into account the earnings of the companies. Also, it must ascertain and assess the Company’s policy on executives, particularly in the areas of training, promotion and recruitment. - To determine the specific rules on relationships between the Chairman and the Chief Executive Officer, and the Company

To prepare and approve the Charter Governing Senior Management. These functions will be deemed to be without limitation and without prejudice to such other functions as may be entrusted to the Committee by the Board of Directors. The Board may require the Committee to prepare reports on matters falling specifically within its jurisdiction. Article 16. Advisory Councils The Board may resolve to set up Advisory Councils which, without the status of corporate bodies, can study and report on such issues as the Board may deem to be of interest to the performance of its functions. The Board will, at the Chairman’s proposal, approve the appointments of Advisory Council members who must be individuals of renowned prestige by virtue of their professional credentials in Spain or abroad. The Board will, at the Chairman’s proposal, approve the matters to be studied by the Advisory Council members and, in particular, those aimed at attaining enhanced knowledge of the Company’s environment and of the prospects for change in the Spanish and international markets, development in applied technologies or in the organisation of enterprises, as well as the integration and consolidation of the Group’s companies. B.2.4. Indicate, as appropriate, the advisory and consultative powers and any delegated authority held by each of the committees: Name of Committee Brief Description EXECUTIVE COMMITTEE DELEGATION BY THE BOARD OF DIRECTORS AUDIT AND COMPLIANCE COMMITTEE POWER TO ADVISE, PROPOSE, REPORT, OVERSEE AND APPROVE APPOINTMENTS AND COMPENSATION COMMITTEE POWER TO ADVISE, PROPOSE, REPORT, OVERSEE AND APPROVE B.2.5. Indicate, as appropriate, whether there are any regulations for the Board committees, if so the place where they can be consulted, and whether any amendments have been made during the year. Also indicate whether any annual report on the activities of each committee has been prepared voluntarily: The Company’s Executive Committee and other Committees are governed by the Corporate Bylaws and the Board Regulations, and were not amended in 2006. The Audit and Compliance Committee has prepared a report on its activities the year ended 31 December 2006. In addition, in compliance with section 407 of the Sarbanes–Oxley Act of 2002, the Securities and Exchange Commission requires all issuers on the New York Stock Exchange to disclose whether the Board of Directors comprises a financial expert. Accordingly, at the proposal of the Chairman, the Board of Directors unanimously appointed Francisco Javier Ramos Gascón, member of the Audit and Compliance Committee of the Company’s Board of Directors as financial expert as he/she meets all the requirements. The Appointments and Compensation Committee has prepared the “Board of Directors’ Compensation Report.

B.2.6. If there is an executive committee, explain how far authority has been delegated and how much independence it has in performing its functions, in order to adopt resolutions on the Company’s management and administration: Article 47 of the Corporate Bylaws establishes that “the Board of Directors may provisionally or permanently delegate all or part of its powers to the Executive Committee, to the Chief Executive Officer and to the different Board Committees, except those that legally or by agreement of the Shareholders' Meeting, are exclusive to its competence. For permanent delegation of the powers of the Board of Directors to the Executive Committee and to the Chief Executive Officer and the appointment of the Directors who are to hold such offices to be valid, the vote in favour of two thirds of the members of the Board and its registration in the Mercantile Register will be required. The Executive Committee and the Chief Executive Officer will inform the Board of Directors of the main resolutions adopted in the exercise of the delegated powers.” In this connection, on 23 June 1972, the Board of Directors of ENDESA, in accordance with the provisions of the Corporate Bylaws, established an Executive Committee to which it delegated all its functions on a permanent basis, except those which, by law or by resolution of the Shareholders' Meeting, fell within its exclusive jurisdiction. B.2.7. Indicate whether the composition of the executive committee reflects the participation of the various Directors on the Board according to their status: YES NO _ If “no,” explain the composition of the executive committee B.2.8. If there is an appointments committee, indicate whether all of its members are external Directors: YES NO _ C RELATED-PARTY TRANSACTIONS C.1. Give details of material transactions entailing a transfer of funds or obligations between the Company or entities of its group and the significant Shareholders of the Company: Name or Corporate Name of Significant Shareholder Name or Corporate Name of Company or Group Company Nature of Relationship Type of Transaction Amount (thousands of euros) CAJA DE AHORROS Y MONTE DE PIEDAD DE MADRID ENDESA, S.A. Contractual Financing agreements: other 10,000 CAJA DE AHORROS Y MONTE DE PIEDAD DE MADRID ENDESA, S.A. Contractual Guarantees and deposits 51,600

CAJA DE AHORROS Y MONTE DE PIEDAD DE MADRID	ENDESA, S.A.	Contractual	Guarantees and deposits	38,800
CAJA DE AHORROS Y MONTE DE PIEDAD DE MADRID	ENDESA, S.A.	Contractual	Contributions to pension plans and life insurance policies	1,177,000
CAJA DE AHORROS Y MONTE DE PIEDAD DE MADRID	ENDESA, S.A.	Contractual	Other	1,530,000
CAJA DE AHORROS Y MONTE DE PIEDAD DE MADRID	ENDESA, S.A.	Contractual	Other	42,600
CAJA DE AHORROS Y MONTE DE PIEDAD DE MADRID	ENDESA, S.A.	Contractual	Other	1,600
ENDESA, S.A.	INTERNATIONAL ENDESA B.V.	Contractual	Other	93,000
ENDESA, S.A.	INTERNATIONAL ENDESA B.V.	Contractual	Other	340,000
ENDESA, S.A.	INTERNATIONAL ENDESA B.V.	Contractual	Other	340,000
ENDESA, S.A.	INTERNATIONAL ENDESA B.V.	Contractual	Other	1,043,000
CAJA DE AHORROS Y MONTE DE PIEDAD DE MADRID	ENERGÍAS D ELA MANCHA, S.A.	Contractual	Financing agreements: other	7,100
CAJA DE AHORROS Y MONTE DE PIEDAD DE MADRID	ENERGÍAS D ELA MANCHA, S.A.	Contractual	Other	5,400
CAJA DE AHORROS Y MONTE DE PIEDAD DE MADRID	ENDESA ITALIA, S.P.A.	Contractual	Other	100,000
CAJA DE AHORROS Y MONTE DE PIEDAD DE MADRID	ENDESA ITALIA, S.P.A.	Contractual	Guarantees and deposits	17,000
CAJA DE AHORROS Y MONTE DE PIEDAD DE MADRID	ENERSIS, S.A.	Contractual	Financing agreements: other	33,000
CAJA DE AHORROS Y MONTE DE PIEDAD DE MADRID	ENDESA CHILE, S.A.	Contractual	Financing agreements: other	4,200
CAJA DE AHORROS Y MONTE DE PIEDAD DE MADRID	GAS ARAGÓN, S.A.	Contractual	Financing agreements: other	7,500
CAJA DE AHORROS Y MONTE DE PIEDAD DE MADRID	GESA GAS, S.A.	Contractual	Financing agreements: other	200
MAPFRE EMPRESAS, COMPAÑÍA DE SEGUROS Y REASEGUROS, S.A.	ENDESA, S.A.	Contractual	Other	33,900
MAPFRE EMPRESAS, COMPAÑÍA DE SEGUROS Y REASEGUROS, S.A.	ENDESA ITALIA, S.P.A..	Contractual	Other	7,300
MAPFRE EMPRESAS, COMPAÑÍA DE SEGUROS Y REASEGUROS, S.A.	SNET	Contractual	Other	3,200
MAPFRE EMPRESAS, COMPAÑÍA DE SEGUROS Y REASEGUROS, S.A.	ELEKTROCIEPLOWNIA BIALYSTOK, S.A..	Contractual	Other	100
MAPFRE EMPRESAS, COMPAÑÍA DE SEGUROS Y REASEGUROS, S.A.	ENERSIS, S.A..	Contractual	Other	1
MAPFRE EMPRESAS, COMPAÑÍA DE SEGUROS Y REASEGUROS, S.A.	ENERSIS, S.A..	Contractual	Other	1

72 Annual Report 2006

endesa06

MAPFRE EMPRESAS, COMPAÑÍA DE SEGUROS Y REASEGUROS, S.A.	CODENSA, S.A. ESP	Contractual	Other	100
MAPFRE EMPRESAS, COMPAÑÍA DE SEGUROS Y REASEGUROS, S.A.	ENDESA GENERACIÓN, S.A.	Contractual	Contributions to pension plans and life insurance policies	1,000
MAPFRE EMPRESAS, COMPAÑÍA DE SEGUROS Y REASEGUROS, S.A.	ENDESA DISTRIBUCIÓN ELÉCTRICA.	Contractual	Contributions to pension plans and life insurance policies	71,000
AXA-WINTERTHUR	ENDESA, S.A.	Contractual	Other	3,000
AXA WINTERTHUR	ENDESA DISTRIBUCIÓN ELÉCTRICA	Contractual	Contributions to pension plans and life insurance policies	17,000
AXA-WINTERTHUR	HIDROELÉCTRICA DEL SERRADÓ, S.L.	Contractual	Other	3,500
AXA-WINTERTHUR	HIDROELÉCTRICA DEL SERRADÓ, S.L.	Contractual	Other	900
ACCIONA	ENDESA, S.A.	Contractual	Purchases of goods (finished or not)	6,400
ACCIONA	ENDESA, S.A.	Contractual	Purchases of fixed assets	11,500
ACCIONA	ENDESA, S.A.	Contractual	Services	11,700

C.2. Give details of material transactions entailing a transfer of funds or obligations between the Company or entities of its group and the Company's Directors or executives:

Name or Corporate Name of Directors or Executives	Name or Corporate Name of Company or Group Company	Nature of Relationship	Type of Transaction	Amount (thousands of euros)

C.3. Give details of material transactions by the Company with other companies of the same Group, where such transactions are not eliminated in the process of preparing the consolidated financial statements and do not fall within the course of the Company's ordinary business, as regards their subject-matter or terms and conditions:

Corporate Name of Group Company	Brief Description of Transaction	Amount (thousands of euros)

C.4. Identify, as appropriate, the conflict-of-interest status of the Company's Directors, as provided for in Article 127 of the Corporations Law:

The Directors were not subject to any conflicts of interest in 2006. Director Juan Ramón Quintás Seoane stated that in the takeover bid launched by Gas Natural for ENDESA, since both entities were investees of savings banks, the possibility existed that the Banks involved may be interested in mediating between them while he was the Chairman of the Spanish Confederation of Savings Banks (CECA). In light of this possibility, he suspended his attendance at the meetings of the Board of Directors of ENDESA, S.A. once he had knowledge of such.

Corporate Governance Report | 73

C.5. Give details of the mechanisms in place for detecting, identifying and resolving any potential conflicts of interest between the Company and/or its Group and its Directors, executives or significant Shareholders: In conformity with Article 41 of the Corporate Bylaws, “Notwithstanding the legal provisions on the matter, the Regulations of the Board of Directors will set out the duties of diligence, fidelity, loyalty and secrecy of the Directors, and in particular, their obligation of non-competition, the use of non-public information and on corporate assets, benefiting of business opportunities, conflicts of interest and related parties' transactions.” Thus the Board Regulations regulate: Directors’ incompatibilities in Article 23; Directors’ duties in Article 27; the duty of confidentiality in Article 28; the use of information and corporate assets in Article 29; and business opportunities in Article 30. The final provision of the Regulations provides that “The status of Director implies acceptance in writing of these Regulations and the declaration that the Director is not subject to any of the incompatibilities established in these Regulations. The Directors will sign, and will renew each year, a declaration of activities and assets related to the Company for the purposes of complying with the rules on incompatibilities.” In this connection, the Directors declare that they are familiar with the Corporate Bylaws, the Board Regulations and the Internal Regulations on Conduct in Securities Markets, and that they are not subject to any legal incompatibilities that could affect the discharge of the office of Director, and they sign a declaration of assets and activities disclosing, among other aspects, the following information: The offices they hold or duties they discharge at competing enterprises. Their membership of other Boards of Directors. Offices or duties at other companies that could potentially conflict with the Company’s interests. Securities in the Company and other Group companies. Interests/securities in other companies engaging in an activity of a type identical, analogous or complementary to the activity constituting the Company’s corporate purpose. Any other information of interest for the purpose of applying the rules on incompatibilities. Lastly, they accept the obligation to disclose transactions by family members and by companies related by way of equity interests to the declarant, where such transactions are material to the Company, and to notify any change in declared information. Furthermore, the Company has a set of Internal Regulations on Conduct in Securities Markets, which were approved by the Board of Directors on May 27, 2003, and which contain a commitment to ensure that they are kept up to date and that their provisions are known, and understood and accepted by all members of the organisation to whom they are applicable. Article 5 of the Regulations establishes the general rules of conduct in connection with securities. Persons subject to the rules, companies controlled by them and related persons must give written notice to the Company’s General Secretary of any transaction in the securities of the Company or of its investees. In addition, persons subject to the rules must also inform the General Secretary of any potential conflicts of interest. The General Secretary keeps a list, updated annually, of the persons subject to the Regulations and a record of notices, the details of which are confidential and can only be disclosed to the Board of Directors or to whomever the Board designates in the course of a specific procedure. Lastly, the Company has Rules on Corporate Integrity, which consist of the Charter Governing Senior Management, the Charter Governing Executives and the Employees’ Code of Conduct, and which develop the principles and values of the Company, lay down the rules governing dealings with customers and suppliers, and establish the principles that should be followed by employees in their work: ethical conduct, professionalism and confidentiality. They also establish the limitations and define the incompatibilities arising from their status as executives and senior executives. D. RISK CONTROL SYSTEMS D.1. General description of the risk policy of the Company and/or its Group, giving details of and evaluating the risks covered by the system, together with evidence that the system is appropriate for the profile of each type of risk: The main principles defined by the Endesa Group when establishing its policy for the management of the principal risks are as follows:  Comply with principles of good corporate governance  Comply strictly with all Endesa’s rules.  Each business and corporate area defines:  The markets and product lines in which it can operate on the basis of having sufficient know-how and capabilities to ensure effective risk management.  Criteria concerning counterparties.  The authorised operators. The businesses and corporate areas establish for each market in which they operate the level of risk that they are prepared to assume on a basis that is consistent with the strategy defined. The limits of the businesses and corporate areas are approved by their respective Risk Committees or, should they not have one, by the Endesa Risk Committee. All the businesses and corporate areas must conduct their business within the limits approved in each case. The businesses, corporate areas, lines of business and companies establish the risk management controls required to ensure that the transactions are performed in the markets in accordance with the policies, principles and procedures of Endesa. Endesa's businesses expose it to a series of risks, grouped as follows: Business risk: risk inherent to each specific industry (e.g. uncertainty regarding demand and rainfall), including regulatory risk (uncertainty regarding changes in legislation). Market risk: risk of financial profit or loss caused by exposure to fluctuations in market prices. The main risks are:  commodity risk, or risk that commodity prices (e.g. fuel, electricity, emission rights) will change interest rate risk or risk that interest rates will change. foreign currency risk, or risk that foreign exchange rates will change. Credit risk: the risk of loss due to a debtor’s non-payment, or more generally, risk related to uncertainties surrounding a debtor’s ability or willingness to meet its obligations (contractual disputes and arbitrage are normally considered operational risk). Operational risk: risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Endesa’s Risk Control System, in which global risk is defined as the risk resulting from the consolidation of all the risks to which ENDESA is exposed (market, credit, operating, and business risks) having regard to the effects of mitigating the various exposures to and categories of risk, makes it possible to consolidate and evaluate the risk exposures of all the business units and areas of the Company, as well as prepare the relevant management information for making decisions on risk and the adequate use of capital. The risk control process is the result of a model based, on the one hand, on the ongoing analysis of the risk profile, on the best practices prevailing in the energy industry or as benchmarks in risk management, on uniform measurement standards, on the separation between risk managers and controllers, and on the other hand, on ensuring the connection between the risk borne and the resources necessary to operate the businesses and on optimising the risk/return ratio of the businesses. The risk control and management cycle is the set of activities related to the identification, measurement, control and management of the different risks incurred by the businesses and corporate areas aimed at providing adequate risk control and management. Identification. The objective of risk identification of the Endesa Group is to maintain a prioritised and up-to-date repository of all risks borne by the corporation for coordinated and efficient involvement at all levels of the Company. This process entails the following tasks: Ongoing detection of new significant risks/opportunities assumed by the Corporation. Inclusion and regular update of the characteristics/descriptions of the risks detected. Preliminary quantification of the risks identified. Prioritisation of risks based on a defined set of classification criteria by relative importance. Addition of the data obtained to the Endesa Group risk map included in the corporate reporting scheme. Measurement. The objective of risk management at the Endesa Group is to obtain a global rating of risk exposure by the Corporation, including all the Group’s positions. Depending on the scope of the decision-making, the following parameters will be used: Economic Capital, Value at Risk, EBITDA at Risk, Margin at risk. To achieve this objective, the following steps are taken. Obtain timely, unique, consistent and reliable data on positions and risk factors. Model positions and risk factors consistently. Obtain parameters that encompass all the risks of the Endesa Group. Obtain supplementary parameters to understand the structure of the risk borne by the Endesa Group. Include data obtained from the measurement process in the corporate risk reporting scheme. Control. The aim of risk control is to guarantee the appropriate level of risk is borne by Endesa as a whole and by each business and corporate area individually. To achieve this objective, the following steps are taken.

Define quantitative benchmarks (limits) that reflect Endesa’s strategy and the risk tolerance established by Senior Management. Monitor the established limits. Identify and consider potential breaches of established limits. Establish the actions, procedures and information flows required to allow for the temporary revision of the limit structure to leverage specific opportunities that arise in each business. Management. The objective of risk management is to carry out the actions aimed at matching the levels of risk assumed at each level in the Company to the establish level of risk tolerance. Risk management is conducted throughout the Company, with each business and/or corporate area in charge of its scope of responsibility: tolerate (retain), address (mitigate), terminate (eliminate), transfer (take out insurance). D.2. Indicate the control systems in place for evaluating, mitigating or reducing the main risks of the Company and its Group. Interest rate risk: Interest rate fluctuations change the fair value of assets and liabilities that bear a fixed interest rate and the future flows from assets and liabilities bearing interest at a floating rate. The objective of interest rate risk management is to achieve a balanced debt structure that makes it possible to minimize the cost of the debt over several years with reduced income statement volatility. Based on ENDESA’s estimates and debt structure targets, hedging transactions are carried out by arranging derivatives that mitigate these risks. Foreign currency risk: The foreign currency risk relates mainly to the following transactions: Debt denominated in foreign currencies arranged by the Group companies and associates. Payments to be made in international markets in order to purchase fuel stocks. Income and expenses at Latin America subsidiaries in their functional currency and, in some cases, tied to the performance of the US dollar. In addition, the new assets relating to net investments in foreign operations whose functional currency is not the euro are exposed to foreign exchange risk in the translation of the financial statements of these foreign operations on consolidation. In order to mitigate the foreign exchange risk, the Endesa Group has arranged currency swaps and interest rate hedges. The Group also attempts to achieve a balance between the cash collections and payments relating to its assets and liabilities denominated in foreign currencies. However, the risk management strategies can be fully efficient with respect to limiting exposure to variability of interest and foreign currency exchange rates, which could have an adverse impact on its financial position and results. Commodity price risk: The Endesa Group is exposed to the risk of fluctuations in commodity prices, largely through:

Purchases of fuel stocks in the electricity generation process. Power purchase and sale transactions made in domestic and international markets. Exposure to this risk is managed at long term through the diversification of contracts, management of the procurements portfolio by tying it to indexes that perform in a similar or comparable way to end electricity prices (generation) or selling prices (retailing), and through contractual periodic renegotiation clauses, the aim of which is to maintain the economic equilibrium of procurements. At short and medium term fluctuations in the prices of procurements are managed through specific hedging transactions, generally using derivatives. Liquidity risk: The Group’s liquidity policy consists of the arrangement of committed credit facilities and current financial assets for an amount sufficient to cater for the projected needs for a given period based on the status and expectations of the debt and capital markets. Credit risk: The Group is not exposed to significant credit risk, since the average period for collection from customers is very short, a significant portion of loans are granted to employees and related parties, and cash placements made and derivatives arranged are with highly solvent entities. Endesa has a series of additional precautionary measures, which include: Analysis of the risk of each debtor where there is no external rating by agencies Request of guarantees as required. Operational risk: To minimise the economic impact of operational failures, the Group has an asset maintenance programme (above all for its power generation and distribution assets), rounded off with an insurance plan based on best market practices. D.3. If any of the risks affecting the Company and/or its group have materialised, indicate the circumstances that caused them and whether the control systems in place worked: In carrying out their business, ENDESA and its subsidiaries monitor the risks described in D.1. based on a corporate limit set in terms of economic capital. Endesa’s Risk Control System has been working adequately to control and manage its risks. D.4. Indicate whether any committee or other governing body is responsible for establishing and overseeing these control mechanisms and give details of its functions: Endesa’s global risk policy establishes various levels of delegated authority and governing bodies (committees and commissions) are set up so that decisions are taken collectively, thereby avoiding the risks associated with decisions made individually. The main governing bodies with risk control responsibilities are as follows: 1. Audit and Compliance Committee 2. Endesa Risk Committee 3. Endesa Risk Commission 4. Business Risk Committee 5. Financial Committee 1. AUDIT AND COMPLIANCE COMMITTEE The Board of Directors is entrusted with the function of approving and overseeing the Audit and Compliance Committee’s system for evaluating and controlling risks material to Endesa and its subsidiaries. 2. ENDESA RISK COMMITTEE The Endesa Risk Committee (ERC) reports to the Audit and Compliance Committee. Regular meetings are monthly and special meetings are held whenever called by its Chairman. Its main functions are: To establish and keep updated Endesa’s Risk Policy, tailoring it to Endesa’s various businesses and corporate areas. To approve the risk policies of each business and corporate area. To approve the global risk measurement methods of the Endesa Group. To established global risk limits by business and corporate area. To resolve conflicts arising in any risk-related issue. To review periodically Endesa's level of risk exposure. To analyse the level of risk exposure of Endesa, its businesses and corporate areas. To authorise transactions which, because of their large impact on the level of risk, exceed the limits established by the Risk Committee, passing them over, where appropriate, to the Executive Management Committee of Endesa. To give remedial instructions in the event of non-compliance with any issue covered in the Risk Policy or Endesa’s internal regulations. Composition of the Risk Committee: Chairman: Chief Executive Officer Members: Executive Vice-President – Spain and Portugal Executive Vice-President – Latin America Executive Vice-President – Europe Senior Vice-President - Finance and Control Senior Vice-President - Legal Adviser Senior Vice-President - Strategy Senior Vice-President – Energy Management Senior Vice-President – Services Vice-President – Control Vice-President – Finance Committee Secretary: Manager – Risk Control and Budgets

3. ENDESA RISK COMMISSION The main functions of the Endesa Risk Committee are: To monitor regularly the level of risk exposure of Endesa, its businesses and corporate areas and analyse the key risks that could affect its estimates. To help the ERC carry out its functions: Analyse and draw up recommendations on adapting risk control procedures. Analyse failures to comply with the Risk Policy and propose actions to the ERC. Monitor breaches of risk limits and the corrective measures decided by the ERC. Regular Committee meetings are held every two months and special meetings whenever called by its Chairman. 4. BUSINESS RISK COMMITTEE There are also Risk Committees in the businesses (Spain and Portugal; Europe; Latin America), which meet periodically to implement and oversee their risk policies, adapting them to the various businesses and companies, and to review the risk exposure of their business. 5. FINANCIAL COMMITTEE The Financial Committee meets periodically to approve the interest and foreign exchange risk management policies. D.5. Identification and description of the procedures for compliance with the various regulations affecting the Company and/or its group: The Company and its subsidiaries conduct business within the framework of various sets of industry-specific, securities-market, environmental, labour, tax and other regulations in Spain and in other countries where they operate. Rules, procedures and controls have therefore been established to prevent noncompliance or to promptly rectify any. Each of the Company’s business or corporate areas is responsible for complying with the regulations applicable to the industry in which it conducts business. However, there are four units with clearly defined responsibilities that ensure compliance with the internal and external regulations affecting Endesa and its subsidiaries: Office of the General Secretary and Secretary of the Board of Directors, which ensures that the activities of the Company’s governing bodies are lawful from the formal and substantive standpoints, ensures that they are compliant with the Corporate Bylaws and with the provisions made by regulatory bodies, and that the principles and rules of good governance are respected. Corporate Legal Advisory Department, which is responsible for promoting measures that ensure compliance by Endesa and its Group companies with the regulations in force in all applicable respects. To achieve this, internal procedures ensure that the Department participates in all areas of the business where there may be significant legal consequences. The Company also seeks the necessary advice on the regulations affecting it both in Spain and in the other countries in which it has a presence.

Corporate Audit Department, the brief of which is to ensure compliance with internal regulations directly applicable at Endesa’s wholly-owned investees. At Endesa’s other investees, its representatives on the governing and managing bodies encourage the option of these internal rules. The Department is also responsible for coordinating and overseeing the work performed by the external audit firms engaged. Corporate Finance and Control Department, which oversees and coordinates the financing of the business areas and subsidiaries. Insofar as risk control is concerned, it identifies, evaluates and controls risks, and measures whether the businesses and corporate areas are within the set limits. E SHAREHOLDERS’ MEETING E.1. List the quorums for convening the Shareholders’ Meeting, as per the Bylaws. Describe how they differ from the system of minimum quorums established in the Corporations Law: The quorums for convening the Shareholders’ Meeting are established in Article 25 of the Corporate Bylaws: “The Shareholders’ Meeting will be validly convened on first call if the Shareholders present in person or by proxy hold at least 25 percent of the subscribed voting capital stock. On second call, the Meeting will be validly convened regardless of the capital stock in attendance”, and in Article 26, relating to special resolutions: “An Annual or Special Shareholders’ meeting may resolve validly on debenture issues, capital increases or reductions, changes in the legal form, or the merger or spin-off, of the Company and, in general, any amendment to the Corporate Bylaws provided that on first call the Meeting is attended by Shareholders, in person or by proxy, holding at least 50 percent of the subscribed voting capital stock. On second call, the attendance of 25 percent of that capital stock will suffice.” There is no difference between these provisions and the minimum quorums provided for in Articles 102 and 103 of the Corporations Law. E.2. Explain the rules on adopting corporate resolutions. Describe how they differ from the rules established in the Corporations Law: In conformity with Article 31 of the Corporate Bylaws: “Resolutions must be adopted with the affirmative vote of the majority of the voting capital attending the Meeting in person or by proxy, without prejudice to the qualified quorums for convening and voting provided for by Law and in these Bylaws. For the adoption of resolutions the system for determining votes provided for in the Shareholders’ Meeting Regulations will be followed,” and in the case of special resolutions, Article 26 provides that “Where Shareholders holding less than 50 percent of the voting capital stock attend the Meeting, the resolutions referred to in the preceding Subarticle may only be adopted validly by the affirmative vote of two-thirds of the capital stock attending the Meeting in person or by proxy.” These provisions are similar to the rules established in the Corporations Law. E.3. List any rights of the Shareholders in connection with Shareholders’ Meetings that differ from those established in the Corporations Law: Neither the Corporate Bylaws, nor the Shareholders’ Meeting Regulations confer any rights on the Company’s Shareholders different to those established in the Corporations Law and regardless of whether the shares are common, non-voting, redeemable or preferred stock.

E.4. Indicate, as appropriate, the measures adopted to encourage participation by Shareholders at Shareholders’ Meetings: In compliance with the Corporate Bylaws, the Company approved the Shareholders’ Meeting Regulations with a view to bolstering Shareholder participation at Shareholders’ Meetings by suitably arranging for mechanisms to provide them with information and encouraging them to contribute to the decisionmaking process at the Company by exercising their rights to participate in debates and to vote. Where possible, ENDESA operates an active policy aimed at achieving the widest dissemination of call notices for Shareholders’ Meetings, while seeking to encourage Shareholder participation through the following measures:  Widest dissemination of call notices for Shareholders’ Meetings by publishing them in the Official Mercantile Gazette (BORME) and various national, regional or local newspapers, and the maximum amount of time between the date of publication of the call notice and the date of holding of the Shareholders’ Meeting. This period 32 days in 2006, 35 days in 2005 and 33 days in 2004, so shareholders had ample time to familiarise themselves with the full wording of the resolutions and other supplementary information.  Increase in the number of usual communication channels between Shareholders and the Company by making available to them an additional mailbox on the website under the “Shareholders’ Meeting” section.  Signing of agreements with financial institutions to encourage Shareholder participation at Shareholders’ Meetings through financial incentives agreed on with those institutions and based on the quorum achieved, regardless of whether the vote is for or against the resolution in question.  Engagement of the services of a firm specialising in the identification and analysis of the Shareholder structure and in the preparation and sending of informational documentation and arranging proxies to the Shareholders.  Live webcast of the Shareholders’ Meeting on the Company website (www.endesa.es).  For the 2006 and 2005 General Meetings, voting and proxies by remote means of communication (conventional mail and e-mail). In short, in recent years ENDESA has been making a constant effort to achieve the largest possible participation of Shareholders at Shareholders’ Meetings. Accordingly, the quorums for the past four years were as follows: Year Quorum 2003 37.53% 2004 37.40% 2005 66.23% 2006 48.26%

E.5. Indicate whether the Chairman of the Board of Directors chairs Shareholders’ Meetings. Give details, as appropriate, of what measures are adopted to ensure the independence and sound functioning of the Shareholders’ Meeting: YES NO _ Details of measures The existence of the Shareholders’ Meeting Regulations provided for by the Company in 2003 ensures the independence and sound functioning of the Shareholders’ Meeting. Article 1 provides that “pursuant to the legal provisions and the Corporate Bylaws” the Regulations “govern the organisation and functioning of the Shareholders’ Meeting, its call notices, preparation, information, attendance and proceedings, with a view to facilitating the Shareholders’ exercise of their related rights,” thereby contributing to the corporate decisionmaking process through the exercise of their rights to participate in debates and to vote. E.6. Indicate, as appropriate, any amendments introduced into the Shareholders’ Meeting Regulations during the year: E.7. Indicate the attendance data at the Shareholders’ Meetings held in the year to which this report refers: Date of Shareholders’ Meeting % Attendance in Person % Attendance by Proxy % Remote Voting Total % 25-02-2006 13.878 33.356 1.030 48.264 E.8. Briefly indicate the resolutions adopted at the Shareholders’ Meetings held in the year to which this report refers and the percentage of votes with which each resolution was adopted: At the Annual Shareholders’ Meeting held on 25 February 2006, the resolutions adopted and results of the voting were as follows: ONE: Examination and approval, as appropriate, of the annual accounts (balance sheet, income statement and notes to the financial statements) and management report for the year ended 31 December 2005, as well as the conduct of the Company’s business during the year. ”To approve the financial statements (balance sheet, statement of income and notes to financial statements) of the Company and of its consolidated group for the year ended 31 December 2005, as well as the conduct of the Company’s business in that fiscal year”. The voting went as follows: 494,106,588 votes in favour (96.696%), 13,928,711 votes against (2.726%), 2,775,781 abstentions (0.543%); 178,624 blank votes (0.035%); total votes: 510,989,704. TWO: Appropriation of income and distribution of dividends. “To approve the appropriation of income for the year and the distribution of the dividend proposed by the Board of Directors”. Income for 2005 amounted to Euro 2,976,834,460.45. This, combined with the Euro 212,964,366.22 of retained earnings in 2004, gives a total of Euro 3,189,798,826.67. The proposed appropriation is as follows:

Euros To dividends (the maximum amount to be distributed at Euro 2.40 per share for a total of 1,058,752,117 shares) 2.541.005.080,80 To retained earnings3,189,798,826.67 The Board resolves expressly to pay shares with dividend rights a gross amount of Euro 2.40 per share. This dividend will be paid on 3 July 2006 at the banks and financial institutions to be announced minus the gross Euro 0.3050 per share interim dividend paid on 2 January 2006 following the resolution adopted by the Board of Directors on 15 November 2005.” The voting went as follows: 505,850,736 votes in favour (98.994%), 3,610,515 votes against (0.707%), 1,363,900 abstentions (0.267%); 164,553 blank votes (0.032%); total votes: 510,989,704. THREE: Appointment of account auditor for the Company and the consolidated group. “To appoint the current external auditors, Deloitte, S.L., as the auditors of ENDESA, S.A. and of its Consolidated Group for 2006. To engage said audit firm for the external audit of the financial statements of ENDESA, S.A. and of its Consolidated Group for 2006, delegating authority to the Board of Directors, in the broadest terms, to determine the other terms and conditions of its engagement”. The voting went as follows: 509,022,805 votes in favour (99.615%), 276,977 votes against (0.054%), 1,511,559 abstentions (0.296%); 178,363 blank votes (0.035%); total votes: 510,989,704. FOUR: Authorisation for the derivative acquisition of shares of treasury stock by the Company and its subsidiaries in accordance with article 75 and 1 st additional provision of the Spanish Corporations Law. I. To revoke and render void the authority for the derivative acquisition of shares of the Company granted by the Annual Shareholders’ Meeting held on 27 May 2005. II. To grant a new authority for the derivative acquisition of treasury stock, as well as pre-emptive rights of subscription of treasury stock, in accordance with Article 75 of the Corporations Law, on the following conditions: a) Acquisitions may be made by any legally permitted means, directly by ENDESA, S.A. itself, by companies of its Group, or by an interposed person, up to the maximum figure permitted by the Law. b) Acquisitions shall be made at a minimum price per share of its par value and a maximum price equal to its market price plus an additional 5%. c) The term of this authority shall be 18 months. III. Acquisitions may only be made following the publication of the outcome of the take over bid made by Gas Natural SDG S.A. for ENDESA S.A.’s shares, or, if appropriate, from the moment in which the take over bid is deemed to be invalid for any reason (or if a rival bid is launched), in accordance with applicable securities market legislation.

The voting went as follows: 503,979,740 votes in favour (98.628%), 5,372,868 votes against (1.051%), 1,454,704 abstentions (0.285%); 182,392 blank votes (0.036%); total votes: 510,989,704. FIVE: Delegation to the Board of Directors power to execute, develop and amend, as appropriate, the resolutions adopted at the General Shareholders’ Meeting and to replace the powers received from it and grant powers to put them on record and execute them. "1. To delegate to the Company's Board of Directors the broadest authorities to adopt such resolutions as may be necessary or appropriate for the execution, implementation, effectiveness and successful conclusion of the General Shareholders’ Meeting resolutions and, in particular, for the following acts, without limitation: (i) clarify, specify and complete the resolutions of this General Meeting and resolve such doubts or aspects as are presented, remedying and completing such defects or omissions as may prevent or impair the effectiveness or registration of the pertinent resolutions; (ii) execute such public and/or private documents and carry out such acts, legal businesses, contracts, declarations and transactions as may be necessary or appropriate for the execution and implementation of the resolutions adopted at this General Shareholders’ Meeting; and (iii) (iii) delegate, in turn, to the Executive Committee or to one or more Directors, who may act severally and indistinctly, the powers conferred in the preceding paragraphs. 2. To empower the Chairman of the Board of Directors, Mr. Manuel Pizarro Moreno, the Chief Executive Officer (CEO) Mr. Rafael Miranda Robredo and the Secretary of the Board of Directors and Secretary General Mr. Salvador Montejo Velilla, in order that, any of them, indistinctly, may: (i) carry out such acts, legal businesses, contracts and transactions as may be appropriate in order to register the preceding resolutions with the Mercantile Registry, including, in particular, inter alia, the powers to appear before a Notary Public in order to execute the public deeds or notary records which are necessary or appropriate for such purpose, to publish the pertinent legal notices and formalise any other public or private documents which may be necessary or appropriate for the registration of such resolutions, with the express power to remedy them, without altering their nature, scope or meaning; and (ii) appear before the competent administrative authorities, in particular, the Ministries of Economy and Finance and Industry, Tourism and Commerce, as well as before other authorities, administrations and institutions, especially the Spanish Securities Market Commission ("Comisión Nacional del Mercado de Valores"), the Securities Exchange Governing Companies and any other which may be competent in relation to any of the resolutions adopted, in order to carry out the necessary formalities and actions for the most complete implementation and effectiveness thereof”. The voting went as follows: 503,614,634 votes in favour (98.557%), 4,855,652 votes against (0.950%), 2,329,880 abstentions (0.456%); 189,538 blank votes (0.037%); total votes: 510,989,704.

E.9. Indicate, as appropriate, the number of shares required to attend Shareholders’ Meetings and whether there is any restriction in the Bylaws in this respect: The right to attend Shareholders’ Meetings is regulated in Article 27 of the Company’s Bylaws: “Shareholders who, individually or grouped together with others, hold at least 50 shares, may attend Shareholders’ Meetings provided that they have registered their shares in the appropriate book entry accounting record five days before the Meeting is held and they obtain the relevant attendance card. Attendance cards made out in the Shareholder’s name will be issued by the Company, either directly on the basis of the Shareholders’ register or through the entities in charge of the accounting records, and may be used by the Shareholder as a document for granting representation by proxy at the Shareholders’ Meeting in question. This will be deemed to be without prejudice to certificates of standing issued in accordance with the accounting record entries by the entity in charge or relevant participating entity.” E.10. Indicate and provide support for the policies followed by the Company with respect to proxy voting at Shareholders’ Meetings: The policy followed by the Company in this respect is in keeping with the provisions of its Corporate Bylaws, the Shareholders’ Meeting Regulations and the legislation currently in force. E.11. Indicate whether the Company is aware of the policy of institutional investors on participating or not participating in the Company’s decisions: YES _ NO Describe the policy E.12. Indicate the URL and means of accessing corporate governance content on your website: The URL for the Company’s website is www.endesa.es, although it can be accessed from www.endesa.com. From the home page, corporate governance content can be accessed by two different routes: – Corporate Governance. – Shareholder and Investor Information. This information is also provided in English, although it is structured differently. F DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS Indicate the degree of the Company’s compliance with or, as the case may be, non-acceptance of existing Corporate Governance recommendations. In the event of non-compliance with any of the recommendations, explain the recommendations, rules, practices or criteria applied by the Company. In the event the single document referred to in Order ECO/3722/2003, of 26 December has not been prepared, the Olivencia and Aldama Reports should be taken as a reference to fill out this section.

“OLIVENCIA COMMITTEE” RECOMMENDATIONS Recommendation 1. “The Board of Directors should expressly assume the general supervisory function as its core mission, exercise the corresponding responsibilities exclusively and indelegably and establish a catalogue of the matters which are its exclusive competence.” X Followed. Not followed. Partially followed. The Board of Directors is responsible for defining the general strategy and management guidelines of the Company, providing impetus for and overseeing the conduct of business by Senior Management, monitoring the transparency and truthfulness of the information on the Company in its relations with Shareholders and the markets in general, and the organisation and functioning of the Board itself. - Corporate Bylaws: Article 36. Board of Directors. General functions. - Board Regulations: Article 6. Functions. Recommendation 2. “The Board of Directors should include a reasonable number of independent directors who are prestigious professionals with no links to the management team or the significant shareholders.” X Followed. Not followed. Partially followed. Of the 13 members making up the Board of Directors, 10 are Directors whose only relationship with the Company is confined to their status as members of the Board, and all of them are persons of renowned prestige. – Corporate Bylaws. Article 37. Number and classes of Directors. – Board Regulations. Article 5. Structure and composition of the Board. Recommendation 3. “In the composition of the Board of Directors, the non-executive directors (both nominee directors and independent directors) should have an ample majority over executive directors, and the proportion between nominee directors and independent directors should take account of the ratio between the significant holdings in capital and the other shareholders.” X Followed. Not followed. Partially followed.

The Company has two Directors related professionally to the Company and 11 external Directors, of whom only one is a Director by virtue of being a Shareholder of the Company. - Corporate Bylaws: Article 37. Number and classes of Directors. - Board Regulations: Article 5. Structure and composition of the Board. Recommendation 4. “The Board of Directors should adjust its size to achieve more efficiency and participation. In principle, the size could range from five to fifteen members.” X Followed. Not followed. Partially followed. The Corporate Bylaws and the Board Regulations establish a number of between 9 and 15 Directors. The Board of Directors of ENDESA is currently composed of 13 members. – Corporate Bylaws. Article 37. Number and classes of Directors. – Board Regulations. Article 5. Structure and composition of the Board. Recommendation 5. “If the Board chooses to combine the offices of Chairman and CEO in the same person, it should adopt the necessary safeguards to mitigate the risks of concentrating power in a single person.” X Followed. Not followed. Partially followed. The Chairman of the Board and the Chief Executive Officer have differentiated functions. In addition, the Chairman of the Board can delegate his/her powers to other members of the Company’s Board. – Corporate Bylaws. Article 45. Board officers. – Board Regulations. Article 34. Differentiation of functions; Article 35. Chairman of the Board of Directors; and Article 37. Chief Executive Officer. Recommendation 6. “The figure of Secretary of the Board should be made more important and given more independence and stability, and his function of ensuring the formal and material legality of the Board's actions should be highlighted”. X Followed. Not followed. Partially followed.

The Secretary has independence to professionally perform the functions entrusted to him/her, without prejudice to his/her reporting to the Board Chairman. The Secretary, who will have such status on the various corporate bodies, may also hold office as General Secretary, reporting to the Chief Executive Officer. – Corporate Bylaws. Article 45. Board officers. – Board Regulations. Article 38. Secretary of the Board of Directors. Recommendation 7. “The composition of the Executive Committee, if there is one, should reflect the same balance as in the Board between the various classes of director, and the relations between the two bodies should be inspired by the principle of transparency so that the Board of Directors has full knowledge of the matters discussed and the decisions made in the Executive Committee”. X Followed. Not followed. Partially followed. The Executive Committee is currently composed of six members, of whom two are executive members, two are independent, one is a nominee and one is classified as other external. The resolutions of the Committee are binding as soon as they are adopted, and the Committee apprises the Board of Directors of any decisions adopted in the exercise of its powers. – Corporate Bylaws. Article 48. Composition of the Executive Committee. – Board Regulations. Article 13. Executive Committee. Recommendation 8. “The Board of Directors should create sub-Committees for control purposes, composed exclusively of non-executive directors, to deal with matters of accounting information and control (Audit Committee), the selection of directors and senior executives (Nomination Committee), the determination and review of remuneration policies (Remuneration Committee) and the evaluation of the governance system (Compliance Committee)." X Followed. Not followed. Partially followed. The delegated Committees are composed solely of external Directors. The Audit and Compliance Committee ensures good corporate governance and transparency in all the operations of the Company and the Appointments and Compensation Committee has as its main functions those of apprising the Board of Senior Management appointments, approving their compensation and determining the rules governing the relationship between the Chairman and the Chief Executive officer of the Company.

Corporate Bylaws. Article 51. Audit and Compliance Committee; and Article 52. Appointments and Compensation Committee.  Board Regulations. Article 14. Audit and Compliance Committee; and Article 15. Appointments and Compensation Committee Recommendation 9. “The necessary measures should be adopted to ensure that directors have sufficient specifically-prepared and oriented information sufficiently in advance to prepare for Board meetings, and the importance or confidentiality of the information may not justify breaches of this recommendation except in exceptional circumstances." X Followed. Not followed. Partially followed. The Directors have the right and the obligation to request all the information necessary to perform their functions. The information is usually furnished to the Directors seven days in advance and in all cases at least 48 hours in advance.  Corporate Bylaws. Article 41. Responsibility.  Board Regulations. Article 27. Directors' duties; and Article 31. Right to counselling and information. Recommendation 10. “To ensure the good working of the Board, it should meet as often as necessary to fulfil its mission; the Chairman should encourage all directors to participate and take positions; particular care should be taken in drafting the minutes; and the quality and efficiency of the Board's work should be evaluated at least once per year.” X Followed. Not followed. Partially followed. Pursuant to the Corporate Bylaws, the Board must meet at least once every two months, and as often as called by the Chairman. In 2006, the Board of Directors met 26 times. The resolutions of the Board of Directors are recorded in minutes, which are approved by the Board itself and signed by the Secretary of the Board or of the meeting in question and countersigned by the Chairman.  Corporate Bylaws. Article 43. Call notices and meeting venue; and Article 46. Debating and adoption of resolutions.  Board Regulations. Article 10. Call notices and meeting venue.

Recommendation 11. “The Board's participation in the selection and re-election of its members should conform to a formal, transparent procedure based on reasoned proposals from the Nomination Committee.” X Followed. Not followed. Partially followed. The Shareholders' Meeting is responsible for both the appointment and removal of Directors. In the event of a vacancy, the Board will appoint, among Shareholders, a replacement until the next Shareholders’ Meeting is held. The Appointments and Compensation Committee reports on and proposes the appointment of Board members, whether by cooption or by proposal to the Shareholders' Meeting.  Corporate Bylaws. Article 38. Term of Office; and Article 52. Appointments and Compensation Committee.  Board Regulations. Article 5. Structure and composition of the Board; Article 15. Appointments and Compensation Committee; and Article 25. Reappointment of Directors. Recommendation 12. “Companies should establish in their regulations the obligation for directors to resign where they may have a detrimental impact on the working of the Board of Directors or on the company's prestige and reputation.” X Followed. Not followed. Partially followed. Directors must tender their resignations to the Board where they become subject to any of the situations of incompatibility or prohibition and where the Board, following a report from the Appointments and Compensation Committee, resolves that the Director in question is in gross breach of his/her obligations. - Board Regulations: Article 26. Vacation of office by Directors. Recommendation 13. “An age limit should be established for the position of director, which could be sixty-five to seventy for executive directors and the Chairman and somewhat more flexible for other members.” X Followed. Not followed. Partially followed. A Director may not be older than 70 years of age. The Chief Executive Officer may not be older than 65, although he/she may remain as a Director.

Corporate Bylaws. Article 42. Incompatibilities.  Board Regulations. Article 23. Incompatibilities. Recommendation 14. “The right of every director to request and obtain the necessary information and advice to enable him to fulfil his supervisory functions should be formally recognised, and the appropriate channels for exercising this right should be established, including the possibility of engaging external experts in special circumstances.” X Followed. Not followed. Partially followed. Directors have access to any of the Company's services and may request such information and counselling as they may require on any matter.  Board Regulations: Article 31. Right to counselling and information. Recommendation 15. “The director remuneration policy, whose proposal, evaluation and review should be assigned to the Remuneration Committee, should conform to criteria of moderation, be commensurate with the company's performance and be disclosed in detail on an individual basis.” X Followed. Not followed. Partially followed. Directors' compensation consists of a fixed monthly salary and a share in income subject to an overall annual limit for the entire Board of Directors of one per mil of the income of the Consolidated Group approved at the Shareholders' Meeting. The members of the Board of Directors will also receive fees for attending each of the meetings of the managing bodies of the Company and its committees.  Corporate Bylaws. Article 40. Compensation.  Board Regulations. Article 33. Directors' compensation. Recommendation 16. “The company's internal regulations should detail the obligations arising from the directors' general duties of diligence and loyalty, with particular attention being given to conflicts of interest, the duty of confidentiality, and the use of the company's business opportunities and assets.” X Followed. Not followed. Partially followed.

There is a detailed set of rules on incompatibilities to which the Directors are subject, as well as a number of obligations that ensure their duties of loyalty and care.  Corporate Bylaws. Article 41. Responsibility; and Article 42. Incompatibilities.  Board Regulations. Article 23. Incompatibilities; Article 27. Directors' duties; Article 28. Duty of confidentiality; Article 29. Use of information and corporate assets; and Article 30. Business opportunities. Recommendation 17. “The Board of Directors should foster the adoption of appropriate measures to extend the duties of loyalty to the significant shareholders and, in particular, establish safeguards covering transactions between significant shareholders and the company.” X Followed. Not followed. Partially followed. In its relations with relevant Shareholders, the Board cannot supply them with any information that places them in a privileged position or at an advantage with respect to other Shareholders. The transactions between the Company and identified significant Shareholders during the year were closed on arm's-length conditions.  Board Regulations: Article 18. Relations with relevant Shareholders; and Article 30. Business opportunities. Recommendation 18. “Measures should be taken to provide greater transparency in the mechanism of proxies and to promote communication between the company and its shareholders, particularly institutional investors.” X Followed. Not followed. Partially followed. The Company establishes the necessary channels for Shareholders to exercise their right to attend the Shareholders' Meeting and facilitates the right to information by making available to Shareholders all the documentation required by law and any other documentation requested of it, provided that it is not detrimental to the corporate interests. The Company also promotes relations with shareholders and investors, both private and institutional, through the Investor Relations Department, the Shareholder Information Office and the Company's website at www.endesa.es.  Corporate Bylaws. Article 28. Representation; Article 30 bis. Voting and proxies by remote means of communication; and Article 33. Right to information.

Board Regulations. Article 17. Relations with the Shareholders in general; Article 18. Relations with relevant Shareholders; and Article 19. Relations with the Shareholders' Meeting.  Shareholders’ Meeting Regulations: Article 9. Right to information; Article 11. Representation by proxy; Article 12. Public request for proxies; and Article 20 bis. Voting and proxies by remote means of communication. Recommendation 19. “The Board of Directors should go beyond the reporting requirements of the current legislation and undertake to provide the markets with fast, accurate and reliable information, particularly with regard to the shareholder structure, substantial modifications in the rules of governance, related-party transactions of particular importance and transactions with own shares.” X Followed. Not followed. Partially followed. In 2006, there were no significant changes in treasury stock, nor were any especially relevant related-party transactions performed, except for those formalised, on arm's-length conditions, with the financial institutions identified as significant Shareholders of the Company, or material changes to governance rules. Recommendation 20. “All the periodical financial information, in addition to the annual report, which is released to the markets should be drafted under the same professional principles and practices as the annual accounts and should be verified by the Audit Committee before release.” X Followed. Not followed. Partially followed. All the information made available to the markets is prepared in accordance with the same principles, standards and professional practices as those applying to and used for the preparation of the financial statements and is reviewed by the Audit and Compliance Committee, whose functions include ensuring good corporate governance and transparency in all the activities of the Company in the economic/financial and external audit area and in the compliance and internal audit area.  Corporate Bylaws. Article 51. Audit and Compliance Committee.  Board Regulations. Article 14. Audit and Compliance Committee; and Article 20. Relations with the Auditors. Recommendation 21. “The Board of Directors and the Audit Committee should monitor situations which might jeopardise the independence of the company's external auditors and, specifically, they should verify the percentage of the audit firm's total revenues represented by the fees paid to it under all headings, and professional services other than auditing should be publicly disclosed.” X Followed. Not followed. Partially followed. One of the functions entrusted to the Audit and Compliance Committee is that of liaising with the external auditors in order to receive information on matters that may jeopardise their independence. The Audit and Compliance Committee proposes to the Board the persons who are to perform the audit, for submission to the Shareholders' Meeting. The amounts paid to audit firms in this connection and for other non-audit services are disclosed in detail in the Annual Report, in the Annual Corporate Governance Report and in the Audit and Compliance Committee’s own Annual Activities Report.  Corporate Bylaws. Article 51. Audit and Compliance Committee; Article 56. Audits; and Article 57. Appointment of auditors.  Board Regulations. Article 14. Audit and Compliance Committee; and Article 20. Relations with the Auditors. Recommendation 22. “The Board of Directors should endeavour to ensure that the accounts drafted by it and submitted to the Shareholders' Meeting should be free of audit qualifications and, where this is not possible, both the Board and the auditors should explain clearly the content and scope of the discrepancies to the shareholders and the markets.” X Followed. Not followed. Partially followed. The annual financial statements and management report are checked by the auditors as soon as they are received from the Directors. No qualifications, reservations or observations were attached to the audit of the 2006 financial statements.  Corporate Bylaws. Article 56. Audits.  Board Regulations. Article 14. Audit and Compliance Committee; and Article 20. Relations with the Auditors. “ALDAMA COMMITTEE” RECOMMENDATIONS Recommendation 1. The principle of transparency and the duty of disclosure “The disclosure duty with regard to corporate governance structures and practices should cover the Company’s governance practices and structures and measures should be adopted to ensure greater information quality in order to disclose to the market all relevant information for investors in a correct, true, symmetrical, equitable and timely manner.” X Followed. Not followed. Partially followed. To comply with the right of Shareholders to information and to disclose all relevant information to investors and to the public at large, ensuring equal and transparent access for all in conformity with the criteria set by its Directors, the Company has an Investor Relations Department, reporting to the Corporate Finance and Control Department, a Shareholder Information Office, reporting to the Investor Relations Department, and a website at “www.endesa.es.”  Corporate Bylaws. Article 36. Board of Directors. General functions.  Board Regulations. Article 6. Functions; Article 17. Relations with the Shareholders in general; and Article 18. Relations with relevant Shareholders. Recommendation 2. Corporate Governance provisions. Public disclosure “That the provisions on Corporate Governance at each company (principles of action of the directors, definition of their duties, functions and incompatibilities, rules of working of the Board of Directors and Shareholders’ Meeting) be published for the general knowledge of shareholders and investors.” X Followed. Not followed. Partially followed. The Company provides shareholders, investors and the public at large with access to its collection of Corporate Governance provisions on its website at www.endesa.es.  www.endesa.es: “Corporate Governance” and “Shareholder and Investor Information” sections. Recommendation 3. Instruments of disclosure “All the relevant information on Corporate Governance should be consolidated periodically into a special document which could be called 'Annual Report on Corporate Governance' and kept up to date via the Internet so as to facilitate dissemination of that information and of any other information of relevance so that the market can assess each company’s guidelines and practices in the area of corporate governance.” X Followed. Not followed. Partially followed. The Company published Corporate Governance Reports for 2002, 2003, 2004, 2005 and 2006. These reports are available on the Company's website through the Corporate Governance and the Shareholder and Investor Information sections. The Company also posts all relevant information on its website.

Board Regulations. Article 6. Functions; and Article 7. Specific functions relating to the annual financial statements, management report and report on corporate governance.  www.endesa.es: “Corporate Governance” and “Shareholder and Investor Information” sections. Recommendation 4. The Annual Corporate Governance Report “The Annual Corporate Governance Report should be examined and approved by the Board of Directors following a report from the Audit and Compliance Committee or, as the case may be, from the Appointments and Compensation Committee, and made available to the Shareholders on the occasion of the Annual Shareholders’ Meeting.” X Followed. Not followed. Partially followed. The 2002, 2003, 2004, 2005 and 2006 Corporate Governance Reports were reported on by the Audit and Compliance Committee, approved by the Board of Directors, notified to the Spanish National Securities Markets Commission, and then posted on the Company's website. The Annual Report is also made available to Shareholders as soon as the Shareholders’ Meeting is called.  Board Regulations. Article 7. Specific functions relating to the annual financial statements, management report and report on corporate governance.  www.endesa.es: “Corporate Governance” and “Shareholder and Investor Information” sections. Recommendation 5. The Company’s website “The Company should have a website, the content of which will be determined by the Board of Directors and through which it informs its shareholders, investors and the market, in general, of economic, and any other significant, events taking place in relation to the company, and the shareholders should have a way of making proposals on the business on the agenda and making requests for information.” X Followed. Not followed. Partially followed. ENDESA has a website at www.endesa.es, on which all information relevant to shareholders, investors and the market in general is posted, and, in conformity with the legislation in force, the Board of Directors is responsible for determining what information should be posted on it.  Board Regulations. Article 6. Functions.  www.endesa.es: “Corporate Governance” and “Shareholder and Investor Information” sections.

Recommendation 6. Professional service providers “A summary of reports issued by the main analysts, investment banks or rating agencies monitoring the Company on a continuous basis should be posted on the website.” X Followed. Not followed. Partially followed. The Company’s website at www.endesa.es contains a summary with: (i) the name of the firm issuing the analysis; (ii) the first and last names of the analyst; (iii) the target price published; and (iv) recommendation made in the reports by analysts who have previously given the Company permission to publicise it.  www.endesa.es: “Shareholder and Investor Information” section, in the “Other Information and Economic/Financial Information” section. Recommendation 7. The “comply or explain” principle “The Corporate Governance practices that are actually followed should be evaluated regularly and an opinion should be offered on the degree of compliance, furnishing, where possible, data and support to be able to provide evidence of such practices.” X Followed. Not followed. Partially followed. Since 2000 (FY99), the Company has reported on the corporate governance practices followed, including them in its Annual Reports and responding to Spanish National Securities Markets Commission (CNMV) questionnaires on compliance with the Olivencia Code, which are posted on the websites of the CNMV and which have also featured in the Company’s Annual Corporate Governance Reports since 2002.  Board Regulations. Article 7. Specific functions relating to the annual financial statements, management report and report on corporate governance.  www.cnmv.es. Recommendation 8 . Directors’ responsibility. Duties of loyalty “Details of the basic obligations arising from the duty of loyalty and the definition of the specific guidelines for action aimed at increasing the ability to verify misconduct should be given, and they should be extended to persons acting behind the formal decision-making bodies.” X Followed. Not followed. Partially followed. The Company regulates all aspects of the duties of loyalty of the Directors in the Board Regulations and in the Internal Regulations on Conduct in Securities Markets, and under the latter Regulations and the Rules on Corporate Integrity, it extends these duties to Senior Management, other executives and employees.

Board Regulations. Article 28. Duty of confidentiality; Article 29. Use of information and corporate assets; and Article 30. Business opportunities.  Internal Regulations on Conduct in Securities Markets.  Rules on Corporate Integrity. Charter Governing Senior Management, Charter Governing Executives and Employees’ Code of Conduct. Recommendation 9 . Directors’ responsibility. Duties of diligence “The duties, rights and obligations of the Directors in relation to the general interests of the company and the Shareholders should be defined, and they should discharge their office in good faith and with the necessary diligence in pursuit of the company’s interests, acting with a view to participating effectively in Board meetings and in meetings of any committees of which they are members.” X Followed. Not followed. Partially followed. The rights, duties and obligations of the Company’s Directors are defined in the Corporate Bylaws and in the Board Regulations.  Corporate Bylaws. Article 36. Board of Directors. General functions; Article 39. Representation of the Company; and Article 41. Responsibility.  Board Regulations. Article 27. Directors’ duties; Article 28. Duty of confidentiality; and Article 31. Right to counselling and information. Recommendation 10. The ethical framework of Corporate Governance “Each company should, within the general framework of sustainable development, be free to assume the additional ethical or social obligations or commitments that it wishes in managing its business and in its relations with stakeholders, such as the presentation of a threefold assessment (economic, social and environmental) in order to inform the Shareholders, employees and the Company as a whole of such obligations and commitments, based on the principles of voluntariness and transparency.” X Followed. Not followed. Partially followed. The Company’s commitment to the communities in the geographical areas where it is present is a fundamental, distinguishing feature of its business track record; accordingly, the Company has adopted a model of responsible growth guided by the principles of sustainable development and social responsibility. The Company engages in these activities basically through its Foundations or through direct initiatives undertaken by it or by its investees.  In the past give years the Company has published a Sustainability Report to provide information, in an integrated way, on the Company’s main initiatives in the social, economic and environmental areas, and on its contribution to sustainable development in the pursuit of its business.

www.endesa.es: “Our Commitment” section, under the “Sustainability” and “Foundations” menu items.  Sustainability Report. Recommendation 11. The Shareholders’ Meeting. Information “All aspects relating to procedures for making available information should be included in the Shareholders’ Meeting Regulations, and as soon as the Meeting is called, the Company should disclose the full wording of all the proposed resolutions to be submitted to the Meeting in precise, clear, intelligible and useful terms, using its website for such purpose and regardless of any other statutory or voluntary procedure used by the company, in order to evaluate the proposed decision and form an opinion as part of the corporate decision-making process.” X Followed. Not followed. Partially followed. The Shareholders’ Meeting Regulations of the Company include all aspects relating to the procedures for making available information to the Shareholders, so that all the documentation available to the Shareholders regarding Shareholders’ Meetings can be found through the relevant section on the website.  Shareholders’ Meeting Regulations: Article 1. Purpose; Article 8. Publication and announcement of calls; Article 9. Right to information; and Article 24. Publication.  www.endesa.es: “Corporate Governance” and “Shareholder and Investor Information“ sections. Recommendation 12. The Shareholders’ Meeting. Regulations “The Company should draw up and disseminate specific regulations for the Shareholders’ Meeting and post them on the Company’s website.” X Followed. Not followed. Partially followed. The Shareholders' Meeting Regulations were approved at the Shareholders' Meeting on 19 June 2003 and were later amended by the Shareholders’ Meeting on 2 April 2004. The Regulations are registered at the Madrid Mercantile Registry in volume 14779, book 0, sheet 135, section 8, page 6405, entry no. 903.  Corporate Bylaws. Article 18. Shareholders’ Meeting.  Shareholders’ Meeting Regulations: Article 1. Purpose; and Article 2. Validity and interpretation.  www.endesa.es: “Corporate Governance” and “Shareholder and Investor Information” sections.

Recommendation 13. The Shareholders’ Meeting. Call notices “Call notices for Shareholders’ Meetings should be made public sufficiently in advance so that Shareholders can request and obtain supplementary information on any business on the agenda or give voting instructions.” X Followed. Not followed. Partially followed. The Company has been calling Shareholders’ Meetings with notice periods of 33, 35 and 32 days, respectively, each year from 2004 through 2006. Recommendation 14. The Shareholders’ Meeting. Functioning and Proceedings “The Shareholders’ Meeting Regulations should govern the rules for proceedings at such Meetings and all measures should be adopted to facilitate the participation of Shareholders at Shareholders’ Meetings, and ensure that their votes are cast in accordance with their wishes.” X Followed. Not followed. Partially followed. The Company’s Shareholders’ Meeting Regulations seek to encourage participation by Shareholders at Meetings by duly arranging for mechanisms to furnish them with information and encourage them to contribute to the company’s decision-making process, by exercising their rights to take part in debates and to vote. To this end, the Regulations embrace all aspects of Shareholders' Meetings, including their organisation, functioning, convocation and preparation, the provision of information, shareholder attendance, and operational proceedings.  Corporate Bylaws. Article 18. Shareholders’ Meeting.  Shareholders’ Meeting Regulations: Recommendation 15. The Shareholders’ Meeting. Card “The standardisation of attendance cards or documents furnished to Shareholders for attending Shareholders’ Meetings, granting proxies and giving voting instructions should be encouraged.” X Followed. Not followed. Partially followed. The Company has prepared a model Shareholders’ Meeting attendance card, which in conformity with the Corporate Bylaws and the Shareholders’ Meeting Regulations, has been made available to the Shareholders on the Company’s website (www.endesa.es) so that they can exercise their right to grant a proxy and vote by remote means of communication. The Company formalises agreements, where possible, with the financial institutions acting as depositories for the largest number of ENDESA Shareholders, to ensure that they call the next Shareholders’ Meeting with the model attendance card prepared by the Company.

– www.endesa.es: "Corporate Governance" and "Shareholder and Investor Information" sections.

Recommendation 16. The Shareholders' Meeting. Electronic voting

"The necessary systems for computing quorums electronically should be implemented, as should systems for representation by proxy and voting by mail or by electronic means."

X Followed.
Not followed.
Partially followed.

The Company has been computing votes electronically for over 10 years, and in order to be able to implement systems for voting and granting proxies by remote means of communication, the Shareholders' Meeting of the Company on 2 April 2004 approved the amendment of Article 33 and the inclusion of a new Article 30 bis. in the Corporate Bylaws, adapting these Articles to the new developments introduced by Transparency Law 26/2003 of 17 July. The Shareholders' Meeting also approved the amendment of Articles 9, 12 and 18 and the inclusion of a new Article 20 bis. in the Shareholders' Meeting Regulations.

The results of the2005 and 2006 Shareholders Meetings were as follows:

	2005		2006	
	Shareholders	Shares	Shareholders	Shares
Electronic voting	146	90.224	105	84.847
Mailed-in vote	40,473	16,647,720	23,258	10,763,706
Electronic proxy	102	74,029	78	49,372

– Corporate Bylaws. Article 33. Right to information; and Article 30 bis. Voting and proxies by remote means of communication.

– Shareholders' Meeting Regulations: Article 9. Right to information; Article 12. Public request for proxies; Article 18. Taking the floor; and Article 20 bis. Voting and proxies by remote means of communication.

Recommendation 17. Board of Directors. Information

"The Directors should have the necessary information for the best and most effective discharge of their duties; it should be their responsibility to identify and request such information and their requests should, unless otherwise provided for in the bylaws or by law, be made to the Secretary of the Board; any shortcomings detected by them in the fulfilment of their requests for information should be noted in a formal record."

X Followed.
Not followed.
Partially followed.

To enable the Directors to prepare adequately for Board meetings and meetings of the corporate bodies on which they sit, the Company furnishes the Directors with

102 | Annual Report 2006

documentation relating to the meeting, seven days in advance, where possible, but in any case at least 48 hours beforehand.  Corporate Bylaws. Article 41. Responsibility.  Board Regulations. Article 27. Directors’ duties; and Article 38. Secretary of the Board of Directors. Recommendation 18. Board of Directors. Meetings “The Board of Directors should hold regular meetings as often as is appropriate, normally monthly, to monitor closely the activities of executives and committees, and should also meet whenever the Chairman or a sufficient number of Directors so request.” X Followed. Not followed. Partially followed. In 2006, the Board of Directors met 26 times.  Corporate Bylaws. Article 43. Call notices and meeting venue.  Board Regulations. Article 10. Call notices and meeting venue. Recommendation 19. Board of Directors. Functions “Throughout the year the Board of Directors should analyse specifically the budget and progress with the strategic plan and the degree of compliance with it, as well as the quarterly financial statements that the company is required to send to the market regulatory or supervisory bodies for publication.” X Followed. Not followed. Partially followed. Pursuant to the Corporate Bylaws and the Board Regulations, the Board approves and, if appropriate, ratifies the resolutions of the Executive Committee on matters including the budget and progress with the strategic plan and the degree of compliance with it and, following a report from the Audit and Compliance Committee, approves the periodic financial statements sent for publication to the market regulatory and supervisory bodies.  Corporate Bylaws. Article 36. Board of Directors. General functions.  Board Regulations. Article 6. Functions; and Article 7. Specific functions relating to the annual financial statements, management report and report on corporate governance. Recommendation 20. External Directors. Classes and vacation of office “A basic distinction should be drawn between executive Directors and external Directors, within which are defined the subcategories of nominee and independent Directors; it should not be proposed to remove external Directors before the completion of their term of office, per the Bylaws, for which they were appointed, except for exceptional, justified reasons approved by the Board of Directors, following a report from the Appointments and Compensation Committee.” X Followed. Not followed. Partially followed. The Corporate Bylaws and the Board Regulations establish the number of Directors, their classes and proportions and the reasons for their vacating office. Pursuant to these regulations, an appointment to the office of Director is revocable; however, the Company has not removed any member of the Board.  Corporate Bylaws. Article 37. Number and classes of Directors.  Board Regulations. Article 5. Structure and composition of the Board; and Article 26. Vacation of office by Directors Recommendation 21. Directors. Age “The policy adopted on the age of Directors should be established clearly in the company’s internal regulations (Bylaws or Regulations).” X Followed. Not followed. Partially followed. Both the Corporate Bylaws and the Board Regulations provide with total clarity that the maximum age for being appointed as a Director is 70, while the maximum age for holding office as Chief Executive Officer is 65.  Corporate Bylaws. Article 42. Incompatibilities.  Board Regulations. Article 23. Incompatibilities. Recommendation 22. Board of Directors. Composition “There should be a broad majority of external Directors on the Board and, among the external Directors, a very significant participation by independent Directors, bearing in mind the company’s Shareholder structure and the capital stock represented on the Board.” X Followed. Not followed. Partially followed. The Company’s internal regulations set the proportion that should be maintained among the various types of Director, both on the Board of Directors and on the Executive Committee, the Audit and Compliance Committee, and the Appointments and Compensation Committee. At present, external Directors make up 85% of ENDESA’s Board of Directors, of which 64% are independent. The ratio on the Executive Committee is 67% external and 75% independent and on the Audit and Compliance and

Appointments and Compensation committees 100% external and 75% independent.  Corporate Bylaws. Article 37. Number and classes of Directors. Article 51. Audit and Compliance Committee; and Article 53. Appointments and Compensation Committee.  Board Regulations. Article 5. Structure and composition of the Board; Article 13. Executive Committee; Article 14. Audit and Compliance Committee and Article 15. Appointments and Compensation Committee. Recommendation 23. Board of Directors. Committees “The Board of Directors should set up specialised committees to diversify the work and ensure that in certain areas proposals and resolutions must have been considered first by a specialised body. The Board should appoint their members, where applicable approve the specific rules and regulations governing such committees, and consider their proposals and reports; such committees should report to the Board on their work.” X Followed. Not followed. Partially followed. The Company has had an Executive Committee since 1972 and an Audit and Compliance Committee and an Appointments and Compensation Committee since 1998. Their main aspects are regulated in the Corporate Bylaws and in the Board Regulations.  Corporate Bylaws. Article 47. Delegation of powers; Article 48. Composition of the Executive Committee; Article 51. Audit and Compliance Committee; and Article 52. Appointments and Compensation Committee.  Board Regulations. Article 12. Executive Committee and Committees of the Board of Directors; Article 13. Executive Committee; Article 14. Audit and Compliance Committee; Article 15. Appointments and Compensation Committee; and Article 16 Advisory Boards. Recommendation 24. Board compensation. Stock options “Compensation in the form of an award of shares in the company or in group companies, stock options, or linked to the value of the shares, should be restricted to executive Directors.” X Followed. Not followed. Partially followed. The Corporate Bylaws do not expressly provide for compensation in the form of stock bonuses, or stock options, or rights linked to the value of shares, as required by Article 130. “Compensation” of the Corporations Law. Accordingly, no member of the Board of Directors receives compensation in this form

Recommendation 25. Board compensation. Itemisation “The compensation of each Director should be published on an itemised basis in the Annual Report.” X Followed. Not followed. Partially followed. The Company has included in its Annual Report and in its Annual Corporate Governance Report details of the compensation received by the Board of Directors and senior executives in 2005 and 2006. Regarding Directors’ compensation, details are provided for each, with a breakdown of all the items of which it is composed. For senior management, the aggregate compensation for each item is provided.  2006 Annual Report and Annual Corporate Governance Report.  www.endesa.es: “Shareholder and Investor Information” section. Recommendation 26. Compensation of executive Directors and senior management “With respect to executive Directors, the compensation to which they are entitled as Board members should be differentiated from the compensation to which they are entitled as company executives, and the total compensation paid to senior management should be included in the annual report, together with the number and personal particulars of the members of senior management.” X Followed. Not followed. Partially followed. In recent years, the Company has reported on the compensation paid to all Directors, Executive Directors as such and the rest of the senior executives.  Annual Report, Corporate Governance Report, Prospectuses filed with the CNMV and with the Securities and Exchange Commission (SEC). Recommendation 27. Safeguard clauses. Approval “Any contract with safeguard clauses in favour of senior management members of the company in the event of their dismissal or a change in control should be formally approved by the Board of Directors.” X Followed. Not followed. Partially followed. All the contracts with safeguard clauses formally signed by the Company with the thirty-three senior executives identified in the 2006 Annual Corporate Governance Report were formally approved by the Board of Directors.

Recommendation 28. Safeguard clauses. Provision “Once the amount of the agreed severance has been approved by the Board, where the amount exceeds two years’ agreed salary, a provision for the excess should be recorded in the balance sheet for the same year as that in which the amount of agreed severance is approved, with the amount of the provision being recorded separately.” Followed. X Not followed. Partially followed. The amount of severance agreed on in the contracts executed by the Company with the executive Directors and senior executives of the Company exceeds two years’ agreed salary, as explained in the 2006 Annual Corporate Governance Report and in the 2005 Annual Report, although the Company does not record any provision in this connection, as permitted by the legislation in force. Recommendation 29. Preparation of annual financial statements. Certification “The annual financial statements and the management report presented to the Board of Directors for formal preparation and to be expressed in clear and precise terms should be previously certified as exact and complete by the Chairman (if he/she has executive duties), the Chief Executive Officer and the Financial Manager or head of the relevant department, and it should be placed on record that the consolidated financial statements include the financial statements of all Spanish and foreign investees within the consolidated group in accordance with the applicable corporate and accounting legislation. Certification of the financial statements is a specific responsibility of those directly related to the conduct of the Company’s business, but does not exclude the joint and several liability of all the Directors for the preparation of the annual financial statements.” X Followed. Not followed. Partially followed. The Chief Executive Officer and the Finance and Control Manager of the Company certify that the information contained in the Annual Report has been reviewed and that, based on the information available to them, the reports contain no misrepresentations, omit no relevant facts and present a true and fair view of the financial position and the results of the issuing Company. The Chief Executive Officer and the Finance and Control Manager are also liable for the effectiveness and evaluation of the internal controls relating to the Company’s information and inform the external auditors and the Audit Committee of all significant weaknesses found by them in the system, and of any detected fraud. In accordance with the corporate legislation in force, the Directors define the accounting policies and establish the control systems enabling the financial statements to be prepared on the basis of the accounting records of the Company and of each of the consolidated subsidiaries. The Annual Consolidated Financial Statements of the ENDESA group and the individual financial statements of ENDESA, S.A. are prepared by the Board of Directors and approved at the Shareholders’ Meeting.

Recommendation 30. Preparation of annual financial statements. Accounting principles “The accounting principles applied in the preparation of the annual financial statements, and in the preparation of the half-yearly and quarterly financial statements to be sent to the market regulatory or supervisory bodies, in strictest compliance with the corporate and accounting legislation applicable where the company’s shares are listed, should be internationally accepted principles; in the case of companies listed on markets in other countries, the results that would be recorded in the financial statements to be presented in those markets if the related accounting principles were applied should be reported.” X Followed. Not followed. Partially followed. In accordance with the legislation in force, the Company prepares and presents its financial statements in accordance with the International Financial Reporting Standards endorsed by the European Union. Recommendation 31. Half-yearly and quarterly financial statements “The Board of Directors should monitor the financial statements at least on a quarterly basis, with the related reports from the Audit Committee and the involvement of the Company’s statutory auditors.” X Followed. Not followed. Partially followed. The Company’s Board of Directors holds specific quarterly meetings to analyse the quarterly financial statements and the accompanying press releases, following a report from the Audit and Compliance Committee and before their public disclosure. The external auditors are regularly updated on the controls and procedures defined by the Company and its investees, are free to carry out their work without restriction and in total autonomy, and have access to the Audit and Compliance Committee to set forth their conclusions and recommendations, and also to the minutes of meetings of the Board of Directors, the Executive Committee, the Audit and Compliance Committee, and the Appointments and Compensation Committee. Recommendation 32. Corporate Governance. Regulations “All companies should have a set of rules or principles of Corporate Governance, at least including Shareholders’ Meeting regulations and Board regulations, registered at the Mercantile Registry, filed with the Spanish National Securities Market Commission, and available to any shareholder or investor on the Company’s website.” X Followed. Not followed. Partially followed.

The Company has had a set of Board Regulations, registered at the Madrid Mercantile Registry (volume 14779, book 0, sheet 127, section 8, page M-6405, entry no. 901), since 1998, and a set of Shareholders’ Meeting Regulations, also registered at the Madrid Mercantile Registry (volume 14779, book 0, sheet 135, section 8, page M-6405, entry no. 903), since 2003. Both sets of Regulations have been registered with the Spanish National Securities Markets Commission and are available to shareholders, investors and the public at large on the Company’s website.  www.endesa.es: “Corporate Governance” and “Shareholder and Investor Information” sections. Recommendation 33. Corporate Governance. General Secretary “Apart from the duty to ensure the lawfulness of the Board’s activities from the formal and substantive standpoints, the Secretary of the Board of Directors should also expressly have the duty to verify that they are in keeping with the bylaws, to ensure compliance with regulations made by regulatory bodies, to ensure that the recommendations of such regulatory bodies are taken into consideration, and to ensure that the Company’s rules or principles of Corporate Governance and the provisions of the Board regulations are observed.” X Followed. Not followed. Partially followed. Pursuant to Article 38 of the Board Regulations, the Secretary of the Board has the following responsibilities:  To keep the corporate documentation, duly reflect in the minutes books the proceedings at meetings and certify the resolutions of the corporate bodies.  To see to it that the activities of the Board are lawful from the formal and substantive standpoints, and ensure that its procedures and rules of governance are respected.  To channel, in general, dealings between the Company and the Directors in all matters relating to the functioning of the Board, in conformity with the Chairman’s instructions.  To deal with requests from Directors for information and documentation on matters of which the Board should be apprised.  To ensure observance of the principles and rules of corporate governance and the provisions of the Bylaws and Regulations of the Company.  Board Regulations. Article 38. Secretary of the Board of Directors Recommendation 34. Professional service providers “Companies should specify the control systems for contracts with audit firms for non-audit services, and the need for their approval by the Audit and Compliance committee and their disclosure in the annual report.” X Followed. Not followed. Partially followed.

In accordance with the functions assigned to it under the Company Bylaws and Regulations of the Board of Directors, and with the assistance of the Corporate Audit Division, the Audit and Compliance Committee is also responsible for reviewing the contracts of the external auditors, negotiating their fees, monitoring the quality of the services they provide, and verifying the independence of their work. In May 2003 the Audit and Compliance Committee adopted a pre-approval policy for the appointment of the external auditors and any professional services subsidiary of the auditor. This policy extends not only to auditing services but also to any other professional services supplied to the Company or its investees. The Audit and Compliance Committee approves periodical audit services and the related fees as part of the annual budgetary procedure. For non-periodic services the Corporate Audit Department analyses the applicable proposal and after agreeing a final proposal with the external auditor submits it to the Committee for approval or rejection. The pre-approval policy established for non-audit services is as follows:  The business unit requesting the service and the audit firm requested to provide it request the Senior Vice-President - Audit to analyse the nature of the service to be provided.  The Corporate Audit Department analyses the request and asks the audit firm to have the person in charge of the audit of the consolidated financial statements issue a certificate attesting to the independence of the audit firm.  Lastly, the proposal is submitted to the Audit and Compliance Committee for approval or rejection. Pursuant to Additional Provision Fourteen, “Transparency in Auditors’ Fees,” of Law 44/2002 on Measures Reforming the Financial System, the Company discloses in its Annual Report and in its Corporate Governance Report the fees billed by the external auditors, distinguishing between fees for audit services and fees for non-audit services, and between fees paid to the statutory auditors and fees paid to any other firm, or to any other firm to which the statutory auditors are related through common ownership, management or control. All the related fees described in the Annual Report and in the Corporate Governance Report have been approved under the aforementioned procedure since 2003. Recommendation 35. Rating agencies. Signing up “It should be impossible to hire from a rating agency the person responsible for a report rating the Company for two years after the issuing of the report.” X Followed. Not followed. Partially followed. The Company has not hired anyone responsible for reports rating the Company and issued before or during such period of time.

G OTHER INFORMATION OF INTEREST If you consider that there is any material aspect or principle relating to the Corporate Governance practices followed by your company that has not been addressed in this report, indicate and explain below. This section can include any other information, clarification or qualification relating to the previous sections of the report, provided that it is material and not repetitive. In particular, indicate whether the Company is subject to any legislation other than the Spanish legislation on corporate governance, and if so, include the information that it is required to furnish, where such information differs from that required in this report. EXPLANATORY NOTES FOR THE FOLLOWING SECTIONS: A.2. ENDESA’s shares are represented by book entries and are registered in the Central Register of IBERCLEAR, the entity in charge of the accounting record for the shares. They are listed on the Spanish Stock Exchanges, on the New York Stock Exchange and on the Off-Shore Stock Exchange in Santiago, Chile, and they form part of the IBEX 35, Eurotop 100, DJ Eurostoxx 500, DJ Eurostoxx Utilities and DJ Stoxx 600 Utilities stock market indices. On the New York Stock Exchange, the shares are admitted to listing in the form of American Depositary Shares (ADSs), represented by American Depositary Receipts (ADRs), on a one-for-one basis and, as of December 31, 2006, there were 12,361,194 instruments. They form part of the Dow Jones Sustainability World Index (DJSI World) and the Dow Jones Stoxx Sustainability Index (DJSI STOXX). Citibank, N.A. is the financial institution that ensures the matching of balances or deposits of the securities placed on the market. On 2 October 2006, STATE STREET BANK AND TRUST CO confirms that, in accordance with its records, none of the customers domiciled in a tax haven possesses a holding equal to or greater than 1%, and none of its customers domiciled outside a tax haven possesses holdings greater than or equal to 5%. On 14 November 2006, Chase Nominees, Ltd. filed a notice with the CNMV of a decrease in its holding in Endesa, S.A. In addition, on 3 May 2007, AXA, S.A. filed a notice with the CNMV of a decrease in its holding in Endesa, S.A. On 25 September 2006, Acciona informed the CNMV that it had acquired 105,875,211 shares of Endesa, S.A., equivalent to 10% of its capital, for an amount greater than Euro 3,388 million. On 10 November 2006, Acciona, S.A. announced that, once the mandatory administrative authorisation was obtained from the Spanish National Energy Commission to increase its stake in Endesa, S.A. to a percentage that will not require the submission of a takeover bid, Acciona, S.A. acquired in the market 101,983,965 shares of Endesa, S.A., equivalent to 9.63% of its capital. On 20 November 2006, Finanzas Dos, S.A., a wholly owned subsidiary of Acciona, S.A. (Grupo Entrecanales, S.A. is owner of 59.541% of Acciona’s capital stock) notified the CNMV that it had acquired 3,891,248 shares of Endesa, S.A., which represents a 0.37% stake, raising its total holding to 20%.

In addition, on 18 January 2007, ACCIONA, S.A. directly owns 10,964,099 shares of Endesa, S.A., representing 1.035 % of its capital stock, on deposit at brokerage firm Bestinver. On 27 February 2007, Enel S.p.A. acquired, through Enel Energy Europe S.r.l. (Enel S.p.A. owns 100% of Enel Energy Europe S.r.L.), 105,800,000 shares of Endesa, S.A., representing a 9.993% stake. On 1 March 2007, Enel S.p.A. notified the CNMV that Enel Energy Europe S.r.L. had entered into a share swap agreement with UBS Limited for 74,112,648 shares of Endesa, S.A. and a share swap agreement with Mediobanca for 48,488,949 shares of Endesa, S.A. On 2 March 2007, Enel Energy Europe S.r.L. entered into a share swap agreement with Mediobanca for 4,500,000 shares of Endesa, S.A. On 12 March 2007, Enel Energy Europe S.r.L. executed the share swap agreement with Mediobanca whose underlying was up to 31,500,000 shares of Endesa, S.A. In other words, at the date of issuance of this report and in line with the significant events published by the CNMV, Enel, S.p.A., through Enel Energy Europe S.r.L., owns 9.993% of the capital stock of Endesa, S.A. and that the amount of shares hedged through the share swap contracts is 14.98% of Endesa, S.A.’s capital stock. B.1.8. Section a) (1) At all companies of the ENDESA Group, the fixed compensation of the chief executive of the Company is 10% lower than that of the Chairman. (2) In general, the Company has established a guarantee for future compensation and pension rights in the case of personnel who satisfy certain age and length-ofservice requirements. In 2006, these guarantees for the personnel referred to in the preceding paragraph, included in this section, amount to Euro 4,321 thousand in connection with future pension funds and plans services and Euro 12,525 thousand in connection with “Guarantees provided by the Company for Directors”. The guaranteed compensation will decrease for each year of service for the Company. B.1.8. Section d) Taking the percentage referred to in Article 40 of the Corporate Bylaws, i.e., the aggregate fixed salaries and share in the income of the Consolidated Group approved at the Shareholders’ Meeting, this would be 0.027%. B.1.9. (1) They participate in the same arrangement as that described in note (2) of section a) of B.1.8. (Other benefits), with their specific conditions.

(2) Luís Rivera Novo and José Félix Ibáñez Guerra left the company on 31 October 2006 and 31 May 2006, respectively. B.1.10. This type of clause is the same as the clause in the contracts of the Executive Directors and of the Senior Executives of the Company and of its Group. Such clauses are common practice in the market, according to the reports requested by the Company, and have been approved by the Board of Directors following a report from the Appointments and Compensation Committee. The clauses set forth the cases in which severance will be paid for termination of employment and contain a post-contractual non-competition covenant. The clauses establish the following regime: Termination:  By mutual agreement: severance equal to three times the annual compensation.  By a unilateral decision of the executive: no right to severance, unless his/her withdrawal from the contract was based on a gross culpable breach by the Company of its obligations, where the post was rendered devoid of substance, where there was a change in control or other provisions for cases in which severance will be paid for termination of employment included in Royal Decree 1382/1985.  By withdrawal of the Company from the contract: severance equal to three times the annual compensation.  By a decision of the Company, based on the wilful misconduct or gross negligence of the executive in the discharge of his/her duties: no right to severance. These cases are alternatives to those arising from changes in the pre-existing labour relationship or in the termination of this relationship due to the retirement of the Chief Executive Officer and Senior Executives. Post-contractual non-competition covenant: Two-year period. As consideration for the covenant, the executive is entitled to collect an amount equal to his/her fixed annual compensation. In line with market practices, a month and a half of compensation is guaranteed per year of service in the case of the three Senior Executives mentioned in the event of their departure from the company under specific circumstances. B.1.17 Permanent delegation of the Board’s powers to the Executive Committee and to the Chief Executive Officer and appointment of the Directors who are to hold such offices, are approved by a two-thirds majority of the members of the Board. B.1.20. In conformity with Article 42. “Incompatibilities”, section a) of the Corporate Bylaws, “the maximum age for being appointed as a Director is 70. The maximum age for holding the office of Chief Executive Officer is 65, although the Chief Executive Officer may continue to be a Director.“

B.1.21. Article 38. “Term of Office” of the Corporate Bylaws limits the term of office of independent Directors to eight years (two terms) but “for the purpose of computing the term of office of Directors, it must be deemed that a year commences and ends on the date on which the Annual Shareholders’ Meeting is held, or on the last possible date on which it should have been held.” B.1.24. The Chief Executive Officer and Senior Vice-President of Finance and Control of the Company certify that the information contained in the Annual Report has been reviewed and that, based on the information available to them, the reports contain no misrepresentations, omit no relevant facts and present a true and fair view of the financial position and results of the issuing Company. The Chief Executive Officer and the Senior Vice-President of Finance and Control are also liable for the effectiveness and evaluation of the internal controls relating to the Company’s information and inform the external auditors and the Audit Committee of all significant weaknesses found by them in the system, and of any detected fraud. In accordance with the corporate legislation in force, the Directors define the accounting policies and establish the control systems enabling the financial statements to be prepared on the basis of the accounting records of the Company and of each of the consolidated subsidiaries. The Annual Consolidated Financial Statements of the ENDESA group and the individual financial statements of ENDESA, S.A. are prepared by the Board of Directors and approved at the Shareholders’ Meeting. B.1.30. It has been deemed that there is continuity in the firm providing the audit services, since Arthur Andersen & Cía. S. Com. was absorbed in 2002 by Deloitte, S.L., the firm that currently provides services to the Company. B.1.34. The members of the Board of Directors are covered by the same liability policy as that insuring all the board members, Directors, and executives of the Company and its investees. B.2.1. CORPORATE BYLAWS Article 36. Board of Directors. General Functions The Board has power to govern and manage the Company. The Board is responsible for the following general functions: 1. To establish strategy. The Board has power to govern and manage the Company.

The Board is responsible for the following general functions: a) To establish corporate strategy and management guidelines. b) To oversee the conduct of Senior Executives, hold them accountable for their decisions and evaluate their conduct of business. c) To ensure the transparency of the Company’s relations with third parties. These functions will be discharged by the Board sitting in plenary session or through its commissions and committees. 2. In implementing the provisions of Article 2 of these Bylaws, the Board will establish the general strategy of the Business Group formed from holdings in other companies. 3. In accordance with the law and the Bylaws, and under Article 141 of the Corporations Law, the Board will regulate its own functioning and that of its commissions and committees, make its Regulations, which will be binding on the members of the Board, and act in plenary session or through its commissions and committees. BOARD REGULATIONS Article 6. Functions 6.1. Notwithstanding the powers reserved for the Shareholders’ Meeting by law or the Bylaws, the main brief of the Board is to promote the governance of the Company, with full authority in this connection to direct, manage and represent the Company in the pursuit of the activities of which its corporate purpose is comprised. Without prejudice to the foregoing, the work of the Board of Directors will focus on the general function of supervision, for which purpose its functions will include defining the general strategy and guidelines for managing the Company, promoting and overseeing management by Senior Executives, establishing the bases for the corporate organisation with a view to ensuring that its efficiency is maximised, monitoring the transparency and truthfulness of the Company’s information in its relations with Shareholders and the markets in general, and overseeing its own organisation and functioning. 6.2. In relation to general strategy, the Board is responsible for: a) Approving the budgets of the Company, setting the economic objectives and the basic aspects of the general strategy, and the plans and policies aimed at meeting those objectives. b) Determining the policy on information to and communications with the Shareholders, the markets and public opinion. c) Deciding on what information to post on the Company’s website, in conformity with the provisions of the legislation in force. d) Overseeing commercial, industrial or financial agreements of strategic importance. 6.3. In relation to management, the Board is responsible for: a) Promoting and overseeing the management of the Company, as well as the meeting of the objectives set.

b) Performing such functions as the Shareholders’ Meeting may have entrusted to the Board, which may only delegate such functions if the resolution of the Shareholders’ Meeting expressly so provides. c) Resolving to form new companies or take up holdings in existing companies which, due to their amount or nature, are relevant for the Company, and perform mergers, absorptions, spin-offs or concentrations in which the Company has an interest. d) Approving acquisitions and disposals of substantial assets and holdings in the capital stock of companies, as well as any financial transactions of the Company that have a significant impact on the net worth position or which, due to any circumstance, are particularly significant. e) Approving investments which, due to their amount or nature, significantly affect the net worth position or the strategy of the Company. f) Approving the issue of promissory notes, debentures or other like securities. g) Providing guarantees to secure obligations of entities that are not Endesa investees. h) Approving the licensing of the trade name and trademarks, as well as patents, technology and any type of industrial property. i) Overseeing commitments under employee welfare arrangements that entail long-term financial liabilities for the Company. j) Setting the general rules for the appointment of Directors at investees and approving the proposed appointment of such Directors at direct investees, as well as being apprised of any appointments made at indirect investees and which will comply with the aforementioned rules. The Board will also approve proposed appointments of Directors at companies in which Endesa has a shareholding which, despite not being a majority holding, is stable and of particular economic relevance. k) Approving the rules and procedures for appointments, vacation of office and compensation applicable to Senior Management, without prejudice to the powers of the Committee established for the purpose and the powers, in this connection, of the Chief Executive Officer. 6.4. In relation to organisation and functioning, the Board is responsible for: a) Appointing Directors, if a vacancy arises, until the first Shareholders’ Meeting is held, and accepting the resignation of Directors. b) Appointing and removing the Directors who are to form part of the Executive Committee and the Committees provided for in these Regulations, and delegating powers to the Executive Committee, the Chairman, the Chief Executive Officer and, exceptionally, the Committees established in these Regulations. c) Designating and revoking the appointments of the Chairman and the Deputy Chairmen of the Board, and designating and revoking, at the Chairman’s proposal, the appointments of the Chief Executive Officer and the Secretary of the Board. 6.5. The Board will also be responsible, as far as is legally possible, for establishing the bases for proper and efficient coordination between the Company and its investees, in all cases respecting the decision-making independence of their managing bodies and executives in conformity with the Company’s own interests and those of each of its investees. The powers set forth in the preceding letters, relating to the functions of the Board, are without limitation and are deemed to also include any other powers which, although not expressly referred to but relating to those functions, can be regarded as being necessarily for the attention and decision of the Board itself, whether by reason of their being analogous or corresponding to, or inferred by, the powers set forth.

BOARD REGULATIONS Article 13. Executive Committee 13.2. The Executive Committee has the following powers: a) To adopt resolutions pursuant to the powers delegated to it by the Board. b) To perform functions relating to the supervision of the management of the Company. c) To study and propose the guidelines that must define the business strategy, and supervise its implementation, with particular attention to activities in the international and diversification areas. d) To debate and report, for referral to the Board, on issues relating to the following matters, whether or not they have been delegated by the Board:  Budgets of the Company with a detail of the projections for each line of business and monitoring of economic management, budgetary deviations and proposed corrective measures.  Tangible or financial investments and alliances or agreements which are relevant for the Company.  Financial transactions of economic importance and medium-term action plans.  Assessment of the extent to which the various operating units of the Company are meeting their objectives. CORPORATE BYLAWS Article 45. Board Officers “... “…as the highest authority on business management, he/she is in charge of all the services of the Company and is the head of Senior Management of the Company. He/she also implements and monitors the general strategy of the Business Group formed from holdings in other companies, without prejudice to any powers held individually by each of the investees.” BOARD REGULATIONS Article 37. Chief Executive Officer “... is responsible for directing the management of the Company, in accordance with the decisions made and criteria set by the Board and by the Executive Committee. He/she will be in charge of all the services of the Company and will be the head of Senior Management of the Company. The Chief Executive Officer is also responsible for implementing and monitoring the general strategy of the Company and its lines of business, as well as overseeing and monitoring relations between the Company and its investees in conformity with the provisions of Article 6 of these Regulations.” B.2.2. The exact names are: Executive Committee, Audit and Compliance Committee and Appointments and Compensation Committee. The Company’s Board of

Directors previously considered the advisability of setting up a Strategy and Investments Committee, but concluded that it was not necessary, since the functions of such a Committee were being performed by the Executive Committee. C.1. The inclusion of transactions carried out with this company does not imply that it can be considered a related party in accordance with Order EHA/3050/2004 of 15 September. This Annual Corporate Governance Report was approved by the Company’s Board of Directors at its meeting on 14/05/2007

APPENDIX II 2006 AUDIT AND COMPLIANCE COMMITTEE REPORT Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

GOVERNANCE FRAMEWORK The Audit and Compliance Committee will be composed of a minimum of four and a maximum of six members of the Board of Directors, appointed by the affirmative vote of the majority of the Board itself. Amajority of Committee members must be Directors whose relationship with the Company is confined to their status as Board members. The Chairman of the Audit and Compliance Committee will be appointed by the Board of Directors from among the members whose relationship with the Company is confined to their membership of the Board, by the affirmative vote of the majority of the Board itself. The Chairman must be replaced every four years, and may be reappointed one year after vacating office. In the Chairman's absence, the Committee member appointed provisionally by the Board of Directors will stand in for him/her and, in the absence of such member, the eldest Committee member. The Audit and Compliance Committee will meet as often as called by its Chairman, when the majority of its members so decides, or at the request of the Board of Directors. Committee meetings will take place at the Company’s registered office or at other such venues as may be determined by the Chairman and stated in the call notice. The Committee will be validly convened when a majority of its members are present. Resolutions must be adopted by the affirmative vote of the majority of the Directors attending the meeting. In the event of a tie the Chairman, or Acting Chairman, will have the casting vote. The Secretary of the Board of Directors will be the Committee Secretary, and will draw up minutes of the resolutions adopted and apprise the Board of them. The main function of this Committee will be to ensure good corporate governance and transparency in all the actions of the Company in the economic/financial and external audit area and in the compliance and internal audit area, and the Committee will in any case be entrusted with the following functions: a) To report to the Shareholders’ Meeting on the issues raised at the Meeting by Shareholders in matters falling within its jurisdiction. b) To propose to the Board of Directors for submission to the Shareholders’ Meeting the appointment of the external auditors, in conformity with Article 57 of the Corporate Bylaws. c) To oversee the internal audit service, should such a body exist within the business organisation. d) To be apprised of the financial reporting process and of the Company’s reporting and internal control systems. e) To liaise with the external auditors on receiving information on issues that may jeopardise their independence and on any other audit-related issues, as well as other communications provided for in audit legislation and in technical auditing standards. These functions are deemed to be without limitation and without prejudice to such other functions as may be entrusted to the Committee by the Board of Directors. COMPOSITION Date of Office Members Appointment Type Chairman José Serna Masiá 07/02/2000 b 12/05/2006 (1) Members José M. Fernández Cuevas 07/03/2006 b Francisco Javier Ramos Gascón 29/03/2001 b Alberto Recarte García-Andrade 27/05/2005 b Secretary non member Salvador Montejo Velilla 01/07/1999 (1) Date of appointment as Chairman of the Audit and Compliance Committee. “b” Directors whose relationship with the Company is confined to their status as Board members. WORK PERFORMED IN 2006 2006 Consolidated Financial Statements At its meeting of 15 January 2006, the Committee reported favourably on the consolidated results for the year ended 31 December 2005. The report was included in an appendix to the minutes entitled “Consolidated financial statements for the year ended 31 December 2005”. The Committee passed the resolution to reappoint DELOITTE, S.L. as the external auditor for 2006. The representatives of the external auditor, DELOITTE, S.L., presented a document detailing the main audit actions taken with respect to 2005. The Committee also reported favourably on the resolution to pay a Euro 2.4 per share dividend which the Board of Directors will put forth at the General Shareholders’ Meeting. Lastly, at the same meeting the Committee reviewed and approved the Annual Report on Corporate Governance. Quarterly Consolidated Financial Statements At its meeting of 11 May 2006, the Committee reported favourably on the consolidated results for the three months ended 31 March 2006. The report was included in an appendix to the minutes entitled “Consolidated financial statements for the three months ended 31 March 2006”. The representa-

tives of the external auditor, DELOITTE, S.L., presented the result of its partial review of the consolidated financial statements. The representatives of the external auditor also submitted a notification to the Committee regarding the filing of the Form 20-F registration statement with the Securities and Exchange Commission (SEC). At its meeting of 24 July 2006, the Committee reported favourably on the consolidated results for the year’s first half. The report was included in an appendix to the minutes entitled “Consolidated financial statements for the six months ended 30 June 2006”. The representatives of the external auditor presented the conclusions of its partial review. At its meeting of 24 October 2006, the Committee reported favourably on the consolidated results for the nine months ended 30 September 2006. The report was included in an appendix to the minutes entitled “Consolidated financial statements for the nine months ended 30 September 2006”. The representatives of the external auditor, DELOITTE, S.L. presented the conclusions of its partial review. Press releases On 15 January 2006, the Committee analysed the press release on the 2005 results. It also issued a favourable opinion on general guidelines of the presentation to analysts entitled “2005 Results. ENDESA: stronger business, greater value”. On 11 May 2006, the Committee was informed of the planned press release on the 1Q06 results and the general guidelines of the presentation to analysts. On 24 July 2006, the Committee analysed the planned press release on the 1H06 results and the bulk of the content of the presentation to analysts. On 24 October 2006, the Committee analysed the planned press release on the 9M06 results and the general guidelines of the presentation to analysts: “ENDESA’s greater value”. Internal Audit Work At its meeting on 18 April 2006, the Committee approved the update of the Long-term Internal Audit Plan for 2006-2010. At the same meeting, the results of the Audit Programme for 9M05 were disclosed. On 18 April 2006, the Senior Vice-President, Audit explained the workings of the Ethics Channel, which arose in accordance with the requirements of the Sarbanes-Oxley Act. On 15 January, the Committee was informed of the Plan to implement the recommendations arising from ERNST & YOUNG, S.L.’s assessment of ENDESA’s audit function. At the meeting held 24 October 2006, the Senior Vice-President, Audit gave a progress report on the Internal Audit Programme for the first four-month period of 2006. At the same meeting, the Committee approved the Program for the first four-month period of 2007. Also at the meeting of 24 October, the Senior Vice-President, Audit reported to the Committee on the internal audit and financial reporting control system and the operations of the Ethics Channel. The budget for the Corporate Audit Department for 2007 was approved on 24 October 2006.

APPENDIX III REPORT ON THE COMPENSATION OF THE BOARD OF DIRECTORS AND SENIOR MANAGEMENT 2006. APPOINTMENTS AND COMPENSATION COMMITTEE Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

On 22 May 2006, the Spanish National Securities Market Commission approved the Unified Code of Good Governance which includes the principles of the European Commission’s Recommendation of 14 December 2004 and which is based on, among other items, the full transparency of the compensation received by the members of the Board, including the total compensation received by executive Directors. Furthermore, ENDESA internal regulations establish under Article 15, Section 6, and Article 33, Section 7, of the Board of Directors Regulations of ENDESA, S.A., that the Appointments and Compensation Committee shall disclose the compensation of the Board in “an annual report on the policy regarding Directors’ compensation and details of the compensation received by each of them as such, with a breakdown of all the items of which it is comprised. Without prejudice to being able to provide a full itemisation at a later stage, the compensation of Directors who are related professionally and permanently to the Company will be indicated globally for all of them, indicating the number of Directors receiving it by salary item.” As such, in accordance with current legislation and with the aim of complying with best Corporate Governance practice, the mandate described in the paragraph above was fulfilled with the Annual Report on the Compensation Policy of the Board of Directors and Senior Management, in which the principle of transparency of the Unified Code of Good Governance has been adopted for the presentation of remuneration in 2006: “all remuneration components and concepts must be fully transparent, including compensation agreed in the case of vacation of office.” BOARD OF DIRECTORS COMPENSATION Article 40. Compensation as specified in the Corporate Bylaws establishes that “The remuneration of the Directors will comprise the following items: a fixed monthly salary and a participation in profits. The overall annual salary for the entire Board and for the foregoing items will be one thousandth of the profits of the consolidated group, approved by the Shareholders’ Meeting. Notwithstanding, the Board of Directors may reduce this percentage for the fiscal years as it sees fit. All without prejudice of what is set forth in the third paragraph of this section in relation to expenses for attendance. It will be for the Board of Directors to set the distribution of the mentioned amount among the previous items and among the Directors when, as and how it freely determines. The members of the Board of Directors will also receive fees for attending each meeting of the managing bodies of the Company and its Committees The amount of these fees will be, at maximum, the amount that, in conformity with the previous paragraphs, is determined as fixed monthly salary. The Board of Directors may establish, within this limit, the amount of fees paid for attendance. The remuneration laid down in the preceding paragraphs, stemming from the membership to the Board of Directors, will be compatible with the other professional or employment compensation to which Directors are entitled for any other executive or advisory functions that they may perform for the Company different from those of supervision and collegiate decision characteristic of their condition as Directors, which will be subject to the legal applicable requirements. In compliance with the provisions of section 130 of the Spanish Corporations Law, Directors may only receive remuneration as a share of profits after the requirements of the legal and statutory reserve have been met and after the shareholders have been paid a minimum dividend of 4%.” Therefore, the members of the Board of Directors of ENDESA S.A. received compensation in their capacity as Directors of the Company, and, in some cases, on account of their membership of the boards of directors of subsidiaries, and members of the Board of Directors who exercise executive functions have also received compensation for this concept. In 2006, the gross fixed monthly allocation for each Director was Euro 4,006.74 and the gross attendance fee for each meeting of the Board of Directors, Executive Committee, Appointments and Compensation Committee and the Audit and Compliance Committee was Euro 2,003.37. The compensation received by each member of the Board of Directors is detailed as follows: Fixed compensation in 2006 (Euros) Fixed salary Compensation Manuel Pizarro Moreno (1) 48,081 1,249,200 Rafael Miranda Robredo (1) 48,081 1,124,280 Alberto Alonso Ureba 48,081 – Miguel Blesa de la Parra 48,081 – José María Fernández Cuevas 48,081 – José Manuel Fernández Norniella 48,081 – Rafael González-Gallarza Morales 48,081 – Francisco Núñez Boluda (3) 8,013 – Juan Ramón Quintás Seoane (2) – – Francisco Javier Ramos Gascón 48,081 – Alberto Recarte García-Andrade 48,081 – Manuel Ríos Navarro 48,081 – Juan Rosell Lastortras 48,081 – José Serna Masiá 48,081 – SUBTOTAL 584,985 2,373,480 GRAND TOTAL 2,958,465 (1) At all ENDESA Group companies, the fixed compensation of the chief executive is 10% lower than that of the Chairman. (2) Waives compensation other than attendance fees and other related expenses. (3) Has not been a member of the Board of Directors since 25 February 2006.

Variable compensation in 2006 (Euros) Earnings Compensation Manuel Pizarro Moreno 39,667 1,640,963 Rafael Miranda Robredo (1) 39,667 1,431,187 Alberto Alonso Ureba 39,667 – Miguel Blesa de la Parra (2) – – Rafael Español Navarro (5) 16,528 – José María Fernández Cuevas 39,667 – José Manuel Fernández Norniella 39,667 – José Fernández Olano (5) 16,528 – Rafael González-Gallarza Morales 39,667 – Francisco Núñez Boluda 39,667 – José Luis Oller Ariño (5) 16,528 – Juan Ramón Quintás Seoane (3) – – Francisco Javier Ramos Gascón 39,667 – Alberto Recarte García-Andrade (4) 23,139 – Manuel Ríos Navarro 39,667 – Juan Rosell Lastortras (4) 23,139 – José Serna Masiá 39,667 – SUBTOTAL 492,532 3,072,150 GRAND TOTAL 3,564,682 (1) The total variable compensation received by Mr. Miranda totalled Euro 750,113 in 2005 and Euro 1,484,241 in 2006, although Euro 38,841 and Euro 53,054, respectively, received as “fees from other companies,” were discounted from these amounts. (2) Waives compensation other than fixed compensation, attendance fees and other related fees. (3) Waives compensation other than attendance fees and other related fees. (4) Has been a member of the Board of Directors since 27 May 2005. (5) Has not been a member of the Board of Directors since 27 May 2005. Fees in 2006 (Euros) Other ENDESA Companies Manuel Pizarro Moreno 130,219 – Rafael Miranda Robredo 130,219 97,128 Alberto Alonso Ureba 130,219 – Miguel Blesa de la Parra 108,182 – José María Fernández Cuevas 138,233 – José Manuel Fernández Norniella 124,209 37,633 Rafael González-Gallarza Morales 62,104 20,034 Francisco Núñez Boluda (1) 16,027 22,037 Juan Ramón Quintás Seoane (2) – – Francisco Javier Ramos Gascón 60,101 22,037 Alberto Recarte García-Andrade 56,094 20,034 Manuel Ríos Navarro 66,111 20,034 Juan Rosell Lastortras 38,064 30,594 José Serna Masiá 60,101 22,037 GRAND TOTAL 1,119,883 291,568 (1) Has not been a member of the Board of Directors since 25 February 2006. (2) No attendance this year. Other compensation in 2006 (Euros) Manuel Pizarro Moreno 4,342 Rafael Miranda Robredo 21,608 GRAND TOTAL 25,950 Advances and loans 2006 (Euros) Rafael Miranda Robredo 375,379 These advances and loans were awarded prior to the enactment of the Sarbanes- Oxley Act in July 2002 and their conditions have not been modified since that date. Of this figure, Euro 32,802 constituted loans at an interest rate equivalent to 0.5 percent above the Euribor. Pension funds and plans in 2006: Contributions (Euros) Manuel Pizarro Moreno 441,772 Rafael Miranda Robredo (1) 4,926,911 (1) In general, the Company has established a guarantee for future compensation and pension rights in the case of personnel who satisfy certain age and length-of-service requirements, i.e. a right to early retirement. As such, Euro 4,321,190 of the figure cited for 2006 corresponds to premiums paid to satisfy pending obligations for the pensions of the Executive Officer in the future and for the rest of the employees within the same age and length-ofservice category. Life Insurance Premiums in 2006 (Euros) Manuel Pizarro Moreno 96,716 Rafael Miranda Robredo 43,270 Board members 129,680 Guarantees provided by the Company for Directors In terms of compensation, the Company has guarantees in the amount of Euro 12,525,120 in 2006 provided for the Executive Officer to cover future accruals, a guarantee for future compensation, and also guarantees for the rest of the employees within the same age and length-of-service category, i.e. a right to early retirement These guarantees vary solely based on total annual compensation, which typically increases the guarantees, and the length of time an employee is to remain with the company, which decreases the guarantee each year.

SENIOR MANAGEMENT COMPENSATION Compensation of Senior Management in 2006 Identification of Senior Management members who are not also executive directors, and the total compensation paid to them during the year: Members of Senior Management Name Office Francisco Borja Acha Besga Senior Vice-President Legal Adviser José Damián Bogas Gálvez (1) Executive Vice-President Spain and Portugal Gabriel Castro Villalba Senior Vice-President Communication Mª Isabel Fernández Lozano Assistant Senior Vice-President Services Ángel Ferrera Martínez (2) Chairman of Advisory Board of Unelco Endesa-Canary Islands Amado Franco Lahoz Chairman of Advisory Board of Unelco Endesa-Canary Islands José Antonio Gutiérrez Pérez (1) General Manager of Erz Endesa in Aragon José Félix Ibáñez Guerra (1) (2) General Director Mining Pedro Larrea Paguaga Executive Vice-President Latin America Héctor López Vilaseco General Manager Energy Management Latin America José Luis Marín López Otero (1) Senior Vice-President Endesa Red Alberto Martín Rivals Chairman and CEO Endesa France José A. Martínez Fernández (1) General Manager of Sevillana Endesa-Andalusia and Extremadura Germán Medina Carrillo (1) Senior Vice-President Human Resources Salvador Montejo Velilla General Secretary and Secretary to the Board of Directors Manuel Morán Casero Senior Vice-President Generation Jesús Olmos Clavijo Executive Vice-President Europe José Luis Palomo Álvarez (1) Senior Vice-President Finance and Control Antonio Pareja Molina (1) Senior Vice-President Services José María Plans Gómez (1) Chairman of Advisory Board and General Manager of Unelco Endesa-Canary Islands José Luis Puche Castillejo Senior Vice-President Audit Álvaro Quiralte Abelló General Manager Energy Management Jaime Reguart Pelegrí (1) General Manager of Gesa Endesa-Balearic Islands Bartolomé Reus Beltrán Chairman of Advisory Board of Gesa Endesa-Balearic Islands Luis Rivera Novo (1) (2) Executive Vice-President Latin America Jorge Rosemblut Ratinoff Chairman of Chilectra José María Rovira Vilanova (1) General Manager of Fecsa Endesa in Catalonia Carlos Torres Vila Senior Vice-President Strategy Javier Uriarte Monereo Senior Vice-President Retailing Mario Valcarce Durán CEO and Chairman of Endesa Chile Jaime Ybarra Llosent Chairman of Advisory Board of Sevillana Endesa-Andalusia and Extremadura Pablo Yrarrazabal Valdés Chairman of Enersis Rafael López Rueda General Manager Chilectra Joaquín Galindo Vélez Chairman and Managing Director of Endesa Italia Ignacio Antoñanzas Alvear General Manager Enersis Rafael Mateo Alcalá General Manager Endesa Chile Antón Costas Comesaña Chairman of Advisory Board of Fecsa Endesa in Catalonia (1) Participate in the system described under note (1) of the “Other income” table, which is detailed below, with individual considerations. (2) Left office in 2006.

Compensation for the individuals included in the table above is detailed as follows: Remuneration in 2006 (Euros) For membership of Board of Directors of Group Company Company Companies Fixed compensation 11,127,746 – Variable compensation 7,972,783 – Attendance fees – 396,697 Statutory fees – – Stock options and/or other financial instruments – – Other 1,791,027 – GRAND TOTAL 20,891,556 396,697 Other Earnings in 2006 (Euros) For membership of Board of Directors of Group Company Company Companies Advances 1,455,737 – Loans granted 3,053,020 – Pension funds and plans: Contributions (1) 9,572,630 – Pension funds and plans: Obligations undertaken – – Life insurance premiums 676,717 – (1) The Company has established a general guarantee for future compensation and pension rights for personnel who satisfy certain age and length-of-service requirements, i.e. a right to early retirement. Therefore, Euro 7,027,219 of the figure cited for 2006 corresponds to premiums paid to satisfy pending obligations for the pensions of Senior Management staff entitled to such in the future and for the rest of the employees within the same age and length-of-service category. Guarantees provided by the Company for Senior Management The Company has guarantees in the amount of Euro 34,984,970 in 2006 provided with a guarantee for Senior Executives to cover future accruals, a guarantee for future compensation, and also for the rest of the employees within the same age and length-of-service category, i.e. a right to early retirement These guarantees vary solely based on total annual compensation, which typically increases the guarantees, and the length of time an employee is to remain with the company, which decreases the guarantee each year. SAFEGUARD CLAUSES: BOARD OF DIRECTORS AND SENIOR MANAGEMENT Safeguard clauses in the event of dismissal or a change in control This type of clause is the same as the clause in the contracts of the Executive Directors and of the Senior Executives of the Company and of its Group. Such clauses are common practice in the market (*), according to the reports requested by the Company, and have been approved by the Board of Directors following a report from the Appointments and Compensation Committee. The clauses set forth the cases in which severance will be paid for termination of employment and contain a post-contractual non-competition covenant. The clauses establish the following: Termination  By mutual agreement: severance equal to three times the annual compensation.  By a unilateral decision of the executive: no right to severance, unless his/her withdrawal from the contract was based on a gross culpable breach by the Company of its obligations, where the post was rendered devoid of substance, where there was a change in control or other provisions for cases in which severance will be paid for termination of employment as described in Royal Decree 1382/1985.  By withdrawal of the Company from the contract: severance equal to three times the annual compensation.  By a decision of the Company, based on wilful misconduct or gross negligence on the part of the executive in the discharge of his/her duties: no right to severance. These cases differ from those arising from changes in the pre-existing labour relationship or in the termination of this relationship due to the early retirement of the Chief Executive Officer and Senior Executives. Post-contractual non-competition covenant Two-year period. As consideration for the covenant, the executive is entitled to collect an amount equal to his/her fixed annual compensation. At 31 December 2006, the number of beneficiaries, Executive Directors and Senior Executives totalled 33. Corporate Governance Report 127 endesa06 (*) In line with market practices, a month and a half of compensation is guaranteed per year of service in the case of the three Senior Executives mentioned in the event of their departure from the company under specific circumstances.

COMPENSATION PLANS LINKED TO SHARE PERFORMANCE

ENDESA has not established any stock option plans to date. As such, neither the members of the Board of Directors nor the Senior Executives have received any compensation of this kind.

ATTENDANCE OF DIRECTORS AT THE MEETINGS HELD IN 2006

	Board of Directors	Executive Committee	Audit and Compliance Committee	Appointments and Compensation Committee
Manuel Pizarro Moreno	26/26	40/40		
Rafael Miranda Robredo	26/26	40/40		
Alberto Alonso Ureba	25/26	39/40		
Miguel Blesa de la Parra	22/26	33/40		
José Mª Fernández Cuevas	25/26	39/40	4/5	
José Manuel Fernández Norniella	25/26	38/40		
Rafael González-Gallarza Morales	24/26			8/9
Juan Ramón Quintás Seoane (1)	0/26			0/9
Francisco Javier Ramos Gascón	26/26		5/5	
Alberto Recarte García-Andrade	24/26		5/5	
Manuel Ríos Navarro	25/26			9/9
Juan Rosell Lastortras	16/26			6/9
Francisco Núñez Boluda (2)	6/6		1/1	
José Serna Masiá	26/26		5/5	

(1) No attendance for the year. Director Juan Ramón Quintás Seoane states that in the takeover bid launched by Gas Natural for ENDESA, since both entities were Savings Banks' investees, the possibility existed that the Banks involved could be interested in him mediating between them while he was the Chairman of the Spanish Confederation of Savings Banks (CECA). In light of this possibility, he ceased to attend meetings of the Board of Directors of ENDESA, S.A. once he had knowledge of such.

(2) Has not been a member of the Board of Directors since 25 February 2006.

ADDITIONAL INFORMATION REGARDING THE BOARD OF DIRECTORS AT 31 DECEMBER 2006

Direct and Indirect Shares Held by the Board of Directors

Members	Direct	Indirect	Total
Manuel Pizarro Moreno	100,004	–	100,004
Rafael Miranda Robredo	7,585	–	7,585
Alberto Alonso Ureba	–	–	–
Miguel Blesa de la Parra	600	–	600
José María Fernández Cuevas	–	–	–
José Manuel Fernández-Norniella	–	–	–
Rafael González-Gallarza Morales	3,300	–	3,300
Juan Ramón Quintás Seoane	1,525	–	1,525
Francisco Javier Ramos Gascón	992	8,779	9,771
Alberto Recarte García-Andrade	250	21,100	21,350
Manuel Ríos Navarro	3,889	8,583	12,472
Juan Rosell Lastortras	5	10,000	10,005
José Serna Masiá	16,976	520	17,496

128 | Annual Report 2006

Other shares held by the Board in companies with a similar corporate purpose Tax ID Investee % Name of Director Investee Name Stake Office Rafael Miranda Robredo A 28294726 Enagás, S.A. 0.00055 None Juan Ramón Quintás Seoane A 48010615 Iberdrola, S.A. 0.00018 None Francisco Javier Ramos Gascón A 48010615 Iberdrola, S.A. 0.00030 None A 28005239 Unión Fenosa, S.A. 0.00033 None A78003662 Red Eléctrica de España, S.A. 0.00028 None 00811720580 ENEL, S.p.A. 0.00004 None José Serna Masiá A 48010615 Iberdrola, S.A. 0.00091 None A 28005239 Unión Fenosa, S.A. 0.00098 None Manuel Ríos Navarro 00811720580 ENEL, S.p.A. 0.00008 None Miguel Blesa de la Parra A 28294726 Enagás, S.A. 0.00035 None 500697256 Energías de Portugal, S.A. 0.00027 None Furthermore, in accordance with the abovementioned legislation, there is no record of any member of the Board of Directors engaging or having engaged, on his/her own behalf or on behalf of a third party, in any activity of a type identical, analogous, complementary to the activity constituting the corporate purpose of ENDESA, S.A. in 2006.

PUBLISHED BY THE COMMUNICATIONS DEPARTMENTAND THE SECRETARY GENERALOF DESIGN COMMUNICATIONS DEPARTMENT / ARTEMPUS PHOTOGRAPHY ENDESA PHOTOGRAPH ARCHIVES LAYOUTAND PROOFING CROMOTEX PRINTING T.F. GRAPHIC ARTS NATIONAL BOOK CATALOGUE NUMBER M-21548-2007

R I B E R A D E L L O I R A 6 0 2 8 0 4 2 M A D R I D | T E L 9 1 2 1 3 1 0 0 0 | w w w . e n d e s a . e s

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: August 2, 2007	By: /s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations